


media



2010 Annual Report



Received SEC
APR 1 1 2011
Washington, DC 20549



media

Dear CTC Media Stockholders,

2010 was a record year for CTC Media. Our full-year revenues exceeded the record levels we saw in 2008, before the financial crisis. This is particularly noteworthy when you consider that 2008 was a record year for the television advertising industry in Russia, and that in 2010 the overall market remained 6% below the 2008 levels in ruble terms, whereas our full-year 2010 revenues were 14% higher than in 2008.

We maintained our national advertising market share at 19% in 2010 despite our significant market outperformance in 2009, and the blended power ratio for our Russian networks remained stable from 2009 to 2010 at 1.5.

We operate in a highly competitive market where more and more value is placed on the delivery of incremental reach among the most attractive audience groups. Our channels have carefully segmented and complementary audience profiles, and we are focused on further developing our programming grids and increasing our combined share of viewing. In this context, it is important to note that CTC's audience share in the most commercially attractive segment of 14 to 44 year olds was stable in 2010.

We also substantially enhanced the technical penetration of all of our networks in Russia during 2010. CTC's penetration increased from 90.7% to 93.7%, while Domashny's penetration was up from 76.4% to 81.6%, and DTV's penetration was up from 68.4% to 72.5%.

We continued to deliver profitability levels that are high by European broadcasting industry standards, with OIBDA(1) of $221 million and an OIBDA margin(1) of 37% for the year. In addition, our CIS Group reported positive full-year OIBDA for the first time.

Significant changes were made to the Russian advertising law at the very end of 2009, which prohibit federal television channels from selling inventory through advertising sales agencies with a market share exceeding 35% from the beginning of 2011. These amendments to the legislative framework triggered a review of our sales structure, and we carefully evaluated all of the options available to us. We established our own internal advertising sales house in September and have continued our relationship with our external sales house, Video International on a consulting, rather than direct sales, basis. The changes that we have made to the sales structure have enabled us to take full control of our advertising sales and, thereby, increase the efficiency of the sales process. Moreover, the changes are expected to reduce our cost of sales in Russia as a percentage of our advertising revenues.

We also continued to develop the CTC-International channel, which is targeted at Russian-speaking audiences abroad. The channel is now available on pay-TV networks in North America, Israel and Germany, and we plan to expand this footprint further.

We announced the launch of our online social television network, Videomore.com, at the end of the year. The service combines the functionality of an on-demand video streaming portal with the interactivity of a social network. The portal already offers more than 3,000 hours of content and is attracting up to 60,000 unique visitors daily. Our intention is to have 10,000 hours of content and 200,000 daily users by the end of 2011.

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(1) OIBDA is defined as operating income before depreciation and amortization (excluding amortization of programming rights and sublicensing rights). OIBDA margin is defined as OIBDA divided by total operating revenues. Both OIBDA and OIBDA margin are non-GAAP financial measures. Please see the accompanying financial tables at the end of this report for a reconciliation of OIBDA to operating income and OIBDA margin to operating income margin.

Our high levels of cash generation and cash conversion, together with our low levels of CAPEX and investments, enabled us to pay out cash dividends for the first time. We paid out a total of $80 million in cash dividends in 2010, and still ended the year with $177 million of cash and no debt. While we intend to invest $25 million in capital expenditures in 2011, and to continue to seek attractive investment opportunities in Russia and the CIS, we have announced our Board's intention to pay out an aggregate of $100 million in cash dividends during 2011. Although CTC Media remains a growth company, our philosophy is to return cash to stockholders when we generate more cash than we need to invest in our future growth and development.

Looking forward into 2011, advertising spending and demand levels are continuing to rise, and we expect to capture the benefits of the anticipated market growth in 2011. Approximately 80% of our anticipated full-year national inventory in Russia is already committed at significantly higher average prices than in 2010. Now that we are handling almost all of our advertising sales in-house, our advertising revenues will be reported almost entirely on a gross rather than net basis, and our operating expenses will include both internal and third-party costs associated with the new sales structure.

In summary, we are well positioned to continue to capture the growth in the advertising market. Our new sales structure in Russia will enable us to control the sales process more efficiently and increase profitability levels. We are investing in the development of our channels and our new online social television network, but still expect to deliver higher underlying profitability levels, which are already above those of our industry peers. We expect to continue to convert a high proportion of our profits into cash, and to use our cash balances in the development of our existing operations, the acquisition of complementary businesses, and continuing dividends to our shareholders.

Our clear objective is to create long-term value for all of our stakeholders by growing the business profitably. Our engagement with each of our stakeholder groups is crucial in this respect. I would therefore like to thank our management team and all of our employees for their ongoing dedication, creativity and loyalty, and I would also like to thank our viewers, customers, business partners and shareholders for their ongoing support. Overall, we have together emerged stronger and fitter from the downturn in 2009, and 2010 was just the beginning of what is possible for the CTC Media group.

Sincerely,



Anton Kudryashov
Chief Executive Officer, CTC Media, Inc.

Stock Performance Graph

The following common stock performance graph compares the cumulative total return to stockholders of our common stock for the period from June 1, 2006 through December 31, 2010 with the cumulative total return over such period of the NASDAQ Composite Index and the Dow Jones World Media Index. The graph assumes an investment of $100 in our common stock on June 1, 2006 (based on the closing price of our common stock on the first full trading day following the effective date of the Company's registration statement filed in connection with the initial public offering of our common stock) and in the NASDAQ Composite Index and the Dow Jones World Media Index (including the reinvestment of all dividends). Measurement points are to the last trading day of each respective fiscal year. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG CTC MEDIA, INC., THE NASDAQ COMPOSITE INDEX AND DOW JONES WORLD MEDIA INDEX


$200
$180
$160
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$120
$100
$80
$60
$40
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$0
6/1/06
12/06
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CTC Media, Inc.
NASDAQ Composite
Dow Jones World Media

	6/01/2006	12/29/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
CTC Media, Inc	$100.00	$141.24	$177.65	$28.24	$ 87.65	$141.41
Dow Jones World Media Index	$100.00	$114.04	$108.47	$63.57	$ 87.99	$106.07
NASDAQ Composite Index	$100.00	$111.98	$125.08	$73.97	$107.49	$126.28

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-52003

CTC MEDIA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**58-1869211** (I.R.S. Employer Identification No.)
31A Leningradsky Prospekt **125284 Moscow, Russia** (Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **+7-495-785-6333**

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, $.01 par value per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K §229.405 is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates as of June 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter), based on the closing price of the common stock on the NASDAQ Global Select Market on such date, was $813,147,157. The registrant has no non-voting stock.

There were 156,965,821 shares of common stock, $.01 par value per share, of the registrant outstanding as of February 25, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III have been omitted from this Annual Report on Form 10-K, as we expect to file with the Securities and Exchange Commission, not later than 120 days after the close of our fiscal year ended December 31, 2010, a definitive proxy statement for our annual meeting of stockholders to be held on April 28, 2011. The information required by Items 10, 11, 12, 13 and 14 of Part III of this report, which will appear in our definitive proxy statement, is incorporated by reference into this Annual Report on Form 10-K.

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TABLE OF CONTENTS

Special Note About Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K and the documents incorporated by reference herein that are not based on historical information are "forward-looking statements". Any statements (including statements to the effect that we "believe," "expect," "anticipate," "plan," "could," "estimate," "intend," "may," "should," "will," and "would" or similar expressions) that are not statements relating to historical matters should be considered forward-looking statements. Such forward-looking statements, which include, among other things, statements regarding developments in the general economy, globally and in Russia, changes in the Russian television advertising market and changes in the size of our audience and market shares, reflect our current expectations concerning future results and events. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CTC Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The potential risks and uncertainties that could cause actual future results to differ from those expressed by forward-looking statements include, among others, risks described in "Item 1A. Risk Factors". For these statements and all other forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Other unknown or unpredictable factors could have material adverse effects on CTC Media's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed or implied herein may not occur. You are cautioned not to place undue reliance on these forward-looking statements. CTC Media does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise, except as required by law.

Operating and Industry Data

All audience share, ratings, coverage and technical penetration data included in this Annual Report on Form 10-K are provided by TNS Russia, which operates the standard audience share measurement system currently used by all major broadcasting and advertising professionals in Russia. All Russian advertising market size and market share data included herein have been publicly reported by the Association of Communications Agencies of Russia, or AKAR. We understand that Video International is the source of all television advertising market data reported by AKAR. We believe that Video International is regarded as the most reliable source of information on this market.

PART I

Item 1. Business.

Overview

We currently operate three Russian television networks:

- *CTC*—our flagship network, offering entertainment programming targeted at 6-54 year-old viewers,
- *Domashny*—a network principally targeted at 25-60 year-old women, and
- *DTV*—a network currently principally targeted at 25-54 year-old viewers.

Approximately 100 million people are within the coverage of CTC's signal, approximately 62 million people are within the coverage of Domashny's signal, and approximately 60 million people are within the coverage of DTV's signal. We also operate Channel 31, a television network in Kazakhstan, and a television channel in Moldova, each offering entertainment programming. In addition, we have in-house production operations focused on series, sitcoms and shows.

We generate substantially all of our revenues from the sale of television advertising. In 2010, our share of the total Russian television advertising market was approximately 18.9%. CTC's average overall audience share was 8.5%, making CTC the fourth-most watched broadcaster in Russia. CTC's average audience share in its target demographic was 11.9%. Domashny's average overall audience share was 2.3%, and its average audience share in its target demographic was 3.1%. DTV's average overall audience share was 1.9%, and its average audience share in its target demographic was 2.1%.

We were incorporated in 1989 and commenced television operations in May 1994, initially broadcasting from our first owned-and-operated station in St. Petersburg to 22 cities across Russia as a "superstation"—a single station that retransmits its signal to remote locations. In December 1996, we launched CTC (the Cyrillic acronym for the "Network of Television Stations"), a national network broadcasting by satellite from our center in Moscow. We launched Domashny in March 2005 and acquired DTV in April 2008.

Our Business

We have modeled our business on the major US broadcast television networks. We manage our network programming centrally, own and operate stations or unmanned repeater transmitters in major cities and expand our broadcast coverage through agreements with independent affiliates, which allows us to enhance our coverage without incurring incremental infrastructure costs. In exchange for the right to broadcast our signal, we allow our affiliates to broadcast local advertising during designated time windows, from which they derive revenues. At our Domashny and DTV Networks we also pay fees to some independent affiliates of these networks for broadcasting the Domashny or DTV signal. Our network structure differs from the "channel" model used by our biggest competitors, Channel One and Rossiya, in which these national broadcasters provide their own transmission infrastructure throughout the area they desire to reach and bear the full cost of such infrastructure.

Our networks' management is responsible for programming, marketing and promotion for CTC, Domashny and DTV, as well as relations with our independent affiliates and with our advertising sales house.

Advertising sales

Television advertising revenues are generally affected by the overall size of the television advertising market, a broadcaster's ratings and audience share, and its audience profile. In general, the price of national television advertising in any particular time slot is based on a reference price determined on the basis of "gross rating points," or "GRPs." An advertiser or advertising agency will typically place either a "fixed placement," an amount of advertising placed on a specific broadcaster and time slot by reference to the GRPs to be delivered by that broadcaster during that time slot, or a "floating placement," an amount of advertising placed at a time that will deliver the total number of agreed GRPs. Historically, our advertising was placed through Video International, an advertising sales house. Starting in 2011 we now place our advertising through our internal sales house.

Because advertisers often seek to reach particular demographic groups, including particular ages and genders, they will often base their advertising placement decisions on the specific ratings among such groups, rather than among the overall population. CTC's advertising is generally placed on the basis of GRPs achieved in CTC's target audience, the 6-54 demographic; Domashny's advertising is generally placed on the basis of ratings in Domashny's target audience, 25-60 year-old women; and DTV's advertising is generally placed on the basis of ratings in DTV's target audience, 25-54 year old viewers.

We also derive revenues from the sale of advertising by our owned-and-operated stations in their local markets, as well as through the sale of sponsorships of our programming and sublicensing of programming content. Historically, Video International placed local advertising on behalf of substantially all of our owned-and-operated stations. Starting in 2011, our internal sales house is responsible for all of our regional advertising sales, with the exception of advertising sales to local clients of our regional stations, which are still made through Video International.

Role of Video International. In the Russian television market, national advertising historically has not generally been placed directly with broadcasters. Instead, so-called "sales houses" controlled the placement of a large portion of national television advertising. Video International, one of the largest of these sales houses, placed substantially all of our advertising prior to 2011. An amendment to the Russian advertising law that became effective from January 1, 2011 prohibited us from entering into agreements with an advertising sales house that controlled more than 35% of the Russian television advertising market, such as Video International. In order to comply with the legislation we established our own sales house, which serves as the exclusive advertising sales agent for all of our networks in Russia from January 1, 2011. We have also agreed a new model of cooperation with Video International based on the licensing of specialized advertising software by Video International to our sales house, together with the provision by Video International of related software maintenance and analytical support and consulting services. For more details of these arrangements, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Agreements with Video International," and "Item 1A. Risk Factors—Recent changes to the Russian law "On Advertising" have fundamentally changed the way in which we sell advertising, which could adversely affect our business, financial condition and results of operations".

Seasonality. We seek to exploit seasonal fluctuations in overall television viewership and television advertising sales to maximize our revenues and control our costs. Overall television viewership is lower during the summer months, when good weather results in a reduction in the number of viewers and their average viewing times, and higher in the fourth quarter, when the weather is colder and vacations and holidays are less common. In 2010, approximately 37% of our total advertising revenues were generated in the fourth quarter.

Channel One, Rossiya and NTV typically broadcast more expensive and popular programming during the month of January, which increases their audience shares at the expense of their competitors, including our networks. Seasonal fluctuations in consumer patterns also affect television advertising expenditures. We therefore seek to concentrate programming that we believe will achieve relatively higher audience shares in those periods when viewership is higher and advertising is in greater demand, while taking into account the relative strength of our competitors' programming in particular periods.

Audience share and ratings. Our advertising revenues are largely driven by our audience share (the percentage of all people watching television at a given time who are watching CTC, Domashny or DTV) and ratings (the percentage of the total population that is watching CTC, Domashny or DTV at a given time). Our audience shares and ratings, in turn, depend in large part upon the appeal of our programming, and vary depending on the day of the week, time of the day, nature of our competitors' programming at any given time, shifting public tastes and interests, and the success of our promotional activities.

Russian television viewing data, including ratings, audience shares and related metrics, are currently gathered by TNS Russia. The TNS measurement system uses internationally recognized methods and is the standard currently used by all major television broadcasters, advertisers and advertising agencies in Russia.

Information on audience numbers is gathered through the use of TNS's "Peoplemeters," which are physically installed in households in selected locations, based on sampling techniques and census data designed to capture a statistically significant sample of the desired population. Peoplemeters are installed in a panel of selected cities. The panel cities are chosen from among those Russian cities with more than 100,000 residents, which together account for approximately 48% of the total population of Russia. Because of the relative lack of affluence in smaller communities—and consequently very different consumer habits—we believe that advertisers are not currently focused on reaching audiences in cities with populations of less than 100,000.

The signals of all our three networks are currently broadcast in each of the 72 cities in the TNS panel in which audience shares were measured in 2010. For more details on this, see "Item 1A. Risk Factors—Changes in the method of measuring television audiences have at times in the past resulted, and may again in the future result, in decreases in our audience share and ratings."

With respect to technical penetration in 2010, TNS Russia reported that 93.7% of households located in cities of more than 100,000 residents had the technical ability to receive CTC's broadcast signal, 81.6% had the ability to receive Domashny's signal, and 72.5% had the ability to receive DTV's signal.

CTC. The overall average audience share of CTC was 9.0%, 9.0% and 8.5%, respectively, in 2008, 2009 and 2010. CTC has been the fourth most-watched broadcaster in Russia for seven consecutive years. We believe that our strong positioning reflects our success in promoting the CTC Network and in developing and licensing attractive programming. The table below presents a comparison of CTC's average audience shares for 2006 through 2010 with those of its major competitors:

Average Audience Shares of the
Major National Networks and Channels, 2006-2010

	2006	2007	2008	2009	2010
Channel One	21.3%	21.2%	20.9%	18.9%	17.9%
Rossiya	19.5	17.1	17.3	17.2	16.4
NTV	12.8	13.9	13.3	14.1	15.5
CTC	***10.4***	***9.0***	***9.0***	***9.0***	***8.5***
TNT	6.0	6.7	7.3	6.9	7.1
REN-TV	4.2	4.3	4.5	4.9	4.2

In CTC's principal target audience, the 6-54 year-old demographic group, CTC had an average audience share of 11.8% in 2008, 12.2% in 2009 and 11.9% in 2010.

Domashny. The overall average audience share of Domashny was 2.2% in each of 2008 and 2009, compared to 2.3% in 2010. In Domashny's principal target audience, 25-60 year-old women, Domashny had an average audience share of 2.8% in 2008, 2.9% in 2009 and 3.1% in 2010.

DTV. We acquired DTV in April 2008. The overall average audience share of DTV in its principal target audience during 2008, the 18+ year-old demographic group, was 1.8%. From the beginning of 2009, the target audience for this channel has changed to 25-54 year-old viewers. The overall average audience share of DTV was 2.0% in 2009 and 1.9% in 2010. The overall average principal target audience share of DTV was 2.2% in 2009 and 2.1% in 2010.

Principal network television advertisers. In 2010, approximately 200 advertisers purchased national advertising on CTC, Domashny and/or DTV. The top ten advertisers, in the aggregate, represented approximately 39% of our total national advertising revenues for the three networks together, and included many of the multinational companies that are the largest advertisers in the Russian national television advertising market. We do not believe that we are dependent on any one or any small number of advertisers for a material portion of our revenues.

Programming

In order to maximize the audience numbers and desirable demographics that we deliver to advertisers, we seek to:

- emphasize entertainment programming to support our network brands and the affinity of our audiences;
- target 6-54 year-old viewers on CTC, 25-60 year-old female viewers on Domashny, and 25-54 year-old viewers on DTV;
- broadcast an optimal mix of Russian and foreign entertainment programming and develop high-quality original programs in-house and with external Russian producers;
- schedule according to a well-researched "daypart" strategy, focusing on discrete parts of the day that have distinctive viewing characteristics;
- create "appointment viewing"—where a regularly scheduled program has such a strong appeal that viewers set aside a specific time period to view it; and
- adapt our broadcast schedules to reflect seasonal variations in viewing habits.

Entertainment focus. From our inception, our focus has been on entertainment. We seek to capture dynamic, youthful audiences by offering a range of entertainment programs suited to particular time slots, including original Russian series and shows, recent and classic Russian and Soviet films, popular foreign series and films, and animation. Although we broadcast entertainment and celebrity news on our national networks, we do not broadcast national "hard" news, commentary or analysis.

Demographic targets. Although we seek to maximize our audience share on the CTC Network among the entire viewing population (considered to be those age 4 and older, or "4+"), we focus principally on viewers in the 6-54 age group and have particularly strong appeal to younger audiences. We believe that in Russia, as in more mature advertising markets, the 6-54 age group is the demographic group most in demand by television advertisers. This group generally has the most disposable income and, we believe, is the most responsive to advertising. Viewers in the 55+ category, on the other hand, are generally deemed less likely to change their purchasing decisions based on advertising and, in Russia, to have less average disposable income.

Among both children and teenagers, CTC remains one of the top broadcasters in most applicable time slots. Although these younger demographic groups are not currently the principal targets of advertisers in Russia, we believe they will be of increasing importance, both as consumers themselves and because of their influence on their parents' purchasing decisions. In addition, we believe that if CTC can capture this audience early, these viewers may maintain a strong identification with the CTC brand as they enter adulthood.

Our target audience for Domashny is women aged 25-60. We believe that this focus limits overlap between the target viewers of Domashny, CTC and DTV. We also believe that no other broadcaster in Russia currently exclusively targets this demographic group, which we believe to be in particular demand in Russia by advertisers of products for women.

We have positioned DTV as an action entertainment network, focusing on documentary reality shows, investigations, and provocative and humor programs, targeted on 25-54 year-old viewers.

Emphasis on Russian programming. We believe that our emphasis on television series and shows produced in Russia is an important factor in maximizing our share of our target viewers. We develop original individual programs, long-running series, sketchcoms, sitcoms and game shows in-house or in collaboration with independent production companies located in Russia. Our production is sometimes carried out in conjunction with a foreign studio or rights holder, which allows us to leverage existing formats of foreign programs for use in the Russian market.

Through these licensing and production arrangements, we obtain access to the formats of existing foreign series (including plotlines, scripts and characters), as well as expertise in translating such material into Russian and reworking it to maximize its appeal to Russian audiences. A format licensor will generally provide an agreed number of scripts under these licensing and production arrangements. Our programming department then works with the licensor's writers to adapt the scripts to Russian tastes and culture. The licensor also provides production experts who typically supervise pre-production and the early stages of production and provide advice regarding production quality, set design, consistency with the original format and casting. Our in-house production team or an external production company then undertakes the actual production, which includes set design, filming and pre- and post-production activities. Our programming department is integrally involved in all steps in this process. A significant portion of the original Russian programming that we broadcast on CTC in 2010 was produced in-house.

International programming. We have developed important relationships with suppliers of programming in the United States, Western and Central Europe and Latin America. We have programming agreements with a number of major Hollywood studios, including Sony Pictures Television International, Walt Disney, Paramount, Universal and Warner Brothers. These contracts give us the right to broadcast a broad range of feature films, series, mini-series and animated programs. We license other international programming from independent producers in the United States, as well as leading European distributors such as the BBC and Globo International in the UK. We also license international programming from Russian distributors. We translate and dub foreign programming into Russian using contract translators.

Cost-effective programming. Although we own the programming we now produce in-house, we have not historically owned our programming or maintained a significant program library of owned titles. Instead, we have licensed and, with respect to programming produced by third-party production companies, expect to continue to license a limited number of runs of each program from foreign or Russian producers and distributors. We carefully plan our acquisitions to ensure our access to the most desirable programming on the most favorable terms possible. A number of studios and distributors "pre-sell" licenses to Russian and foreign films well in advance of release in Russia. Many studios and distributors also require licensees to license packages of films or shows—bundling less popular titles with titles that are expected to be particularly successful.

Programming format and schedule. We follow a "daypart" format on our networks and have designed our broadcast schedules in a manner similar to that of a US television network. We research, map and analyze our audience flow and incorporate the results into our program development, acquisition and scheduling strategy. The result is a differentiated programming strategy according to which we seek to assign different kinds of programming to different parts of the day and days of the week based on viewer characteristics and preferences.

One of the goals of our programming strategy is to create "appointment viewing" by broadcasting programs with strong drawing power, promoting them, and scheduling them at consistent, easy-to-remember times. We believe that this strategy can create a habit among viewers over time that may generate consistently high audience levels.

CTC. Our programming strategy for CTC focuses on entertainment and an optimal mix between Russian production and international programming of interest to our target viewers. We seek to schedule relatively expensive programming for broadcast during time slots with higher viewership. We seek to adjust our weekend schedules appropriately to reflect our viewers' schedules.

Domashny. Our programming strategy for Domashny also focuses on entertainment and an optimal mix between Russian and international programs, targeting female viewers. The main focus for programming broadcast on Domashny in 2010 was Russian series and movies, as well as original Russian programming developed specifically for Domashny, consisting primarily of talk shows, cooking and life-style programs. Such shows are designed to appeal to the network's target audience.

DTV. We are continuing to build DTV brand and profile, and are currently focusing on action entertainment. The programming for DTV consists of docu-reality and docu-fiction programs, investigation shows, and provocative and humor programs.

Marketing and promotion

Our marketing team promotes awareness of our networks among television viewers and advertisers, with an emphasis on the promotion of our prime-time lineups, new shows, special events and morning programming. Such efforts include producing on-air promotional television spots, placing commercials on national and regional radio stations, internet advertising, print advertisements and outdoor media.

Our marketing team also assists our affiliates with their local marketing efforts, preparing high-quality, standardized regional marketing materials, including print advertisements, radio spots and promotional materials, which it sends to our affiliates for distribution in their regions. Our agreements with our affiliates contain provisions with respect to the marketing of network programming in the local area. In particular, when broadcasting CTC, Domashny and DTV programming, our affiliates are required to display the CTC, Domashny or DTV logo on screen. Affiliates must also ensure that the network programming schedules are published in the local press and are required to advertise our network programming in their local markets.

To increase the efficiency of our marketing efforts, our marketing team is involved in research activities, including testing of how the advertising materials are perceived by and influence our target audiences. In addition, they also study perceived images of our channels, determining the strong and weak dimensions of our brands and the brands of our main competitors. Such research activities help us to make better decisions on how to best market our channels and build stronger long-term relationships with our viewers.

Transmission

From our headquarters in Moscow, our networks send their signals digitally via a dedicated fiber optic cable to a transmission center, from which they are transmitted to satellite uplinks and then by satellite throughout the territory of Russia. Our broadcasts are time-shifted for four different time zones so that programs are aired at the appropriate local times in each of Russia's far-flung population centers across 9 time zones, with a maximum of a one-hour time shift from our standard daily programming schedule in some areas. In order to reach areas across Russia, the signals are uplinked separately to two separate satellite systems, one of which is owned by the Russian Satellite Communications Company, a state-owned company, and another by Gazprom Kosmicheskiy Systemy, an affiliate of state-controlled Gazprom. We also have an agreement with a third satellite facility owned by Geo Telecom Satellite Services which is used to transmit the DTV signal, as well as a back-up facility for other channels. In the event of the loss of service of any one of these satellite systems, we estimate that the remaining systems will continue to deliver our signal to between 60% and 100% of our affiliates. We believe that the remaining useful life of the satellites we currently use is between 10 and 15 years.

Distribution

Our signals are broadcast by the owned-and-operated stations and unmanned repeater transmitters in our Television Station Groups, as well as by our independent affiliate stations and local cable operators.

Television Station Groups. We own and operate stations in various markets throughout Russia, in some cases together with local joint venture partners. These owned-and-operated stations, together with unmanned repeater transmitters, comprise our CTC, Domashny and DTV Television Station Groups. Our CTC Television Station Group includes 50 owned-and-operated stations and unmanned repeaters, our Domashny Television Station Group includes 38 owned-and-operated stations and unmanned repeaters, and our DTV Television Station Group includes 32 owned-and-operated stations and unmanned repeaters. Our owned-and-operated stations and unmanned repeaters broadcast programming received by satellite from the CTC, Domashny or DTV networks, including national advertising. Repeater transmitters are installed on local transmission towers and receive the signal of our networks by satellite for broadcast locally without the need for local personnel or partners or a substantial investment in facilities. In addition, owned-and-operated stations and some unmanned repeaters earn revenues by selling local advertising, which is broadcast during designated windows.

Our owned-and-operated stations and unmanned repeaters provide 56.7% technical penetration for the CTC Network (or 60.5% of its total penetration of 93.7%); 43.4% technical penetration for the Domashny Network (or 53.2% of its total penetration of 81.6%); and 35.9% technical penetration for the DTV Network (or 49.5% of its total penetration of 72.5%).

Historically we have found it useful to enter into joint venture arrangements with local partners in establishing and/or acquiring our owned-and-operated stations. In general, we seek majority control of the stations we acquire or establish.

Independent affiliate stations. We have arrangements with independent affiliate stations, including local cable operators that provide for them to receive and broadcast our networks' programming and national advertising. Our independent affiliates provide 37.0% technical penetration for CTC (or 39.5% of its total penetration of 93.7%); 38.2% technical penetration for Domashny (or 46.8% of its total penetration of 81.6%); and 36.6% technical penetration for DTV (or 50.5% of its total penetration of 72.5%). Approximately 80% of independent affiliates of our three networks have signed written agreements with us that generally require them to broadcast our signal for two- to five-year terms, although both parties typically have the right to terminate the agreement by written notice prior to the end of the term. Arrangements with the remainder of our independent affiliates are generally governed by letters of understanding.

We have no ownership interest in our independent affiliates. These independent affiliates benefit from the CTC, Domashny and DTV brands and content in selling their own local advertising, and provide us with a leveraged means of extending the coverage of our networks.

CTC, Domashny and DTV grant each affiliate a non-exclusive right within its territory to broadcast the network signal, including all national advertising aired by the network. Affiliates are required to broadcast the network signal, except during three to four half-hour "local" time blocks per day and designated local advertising windows throughout each time slot during the day. The affiliates have the right to fill the local time blocks with their own or licensed content, as well as with local advertising and announcements. Alternatively, the affiliates may continue to broadcast network programming during these periods. We encourage them to broadcast the network signal during the entire day (other than in local advertising windows) in order to ensure that the programming that is broadcast appeals to our target audiences.

We seek to ensure consistent quality across our networks in order to maximize the value of our brands. Our agreements with affiliates provide for nominal financial penalties in the event that a station fails to broadcast our national programming and advertising (other than during the designated local windows). We employ monitors and have instituted additional controls to ensure compliance by our affiliates with these requirements.

Competition

The Russian television broadcasting business is highly competitive. Our networks compete for audience share with other national television networks and channels, as well as with local broadcasters. We compete on the basis of size of our audiences for specific time slots, as well as the demographic characteristics of our viewers. As competition for advertising expenditures increases, we anticipate a corresponding increase in competition among broadcasters for the rights to the most popular Russian and foreign programs.

In addition to competing with other free-to-air broadcasters, we compete with pay-television services that offer multiple channels to subscribers for a regular subscription fee, and that typically do not generate a significant portion of their revenues from advertising. As a percentage of the overall viewing market, the pay-television market in Russia is currently smaller than in the United States and Western European countries. Audience share for Russian pay-television is, however, increasing.

In late 2009, the Russian government announced plans to introduce digital broadcasting throughout Russia by 2015. The specific terms of the transition are not yet known. Depending on the terms of the transition, we may face competition from other parties for digital frequencies or other access.

For sales of advertising, we compete primarily on the basis of both the actual and anticipated sizes of our audiences for specific time slots, as well as the demographic characteristics of our viewers. Competition for television audiences is based principally on the selection of programming, the acceptance of which is dependent on the viewing public, which is often difficult to predict.

Television broadcasters

On a national level, CTC competes directly with other national broadcast networks and channels, including Channel One, Rossiya and NTV, as well as with the smaller networks TNT and REN-TV. Domashny and DTV compete for advertising revenues primarily with other smaller channels such as TV-3 and TVC, although they also compete with the national broadcast networks and channels for viewers within their target demographic groups. On a local level, our owned-and-operated stations compete with other stations for local advertising.

We believe that our network model will allow us to continue to compete effectively in the Russian television market. Our network structure, in contrast to a channel structure, allows us to use independent affiliates to increase our broadcast coverage without incurring additional transmission costs. In addition, our owned-and-operated stations allow us to capture a portion of the local advertising market that some of our national competitors have not captured using their channel strategy.

The table below provides certain key statistics about CTC, Domashny, DTV and their major television competitors:

	Technical penetration	Principal target audience (age)(1)	Average All 4+ audience share	
			2009	2010
Channel One	98.7%	All 18+	18.9%	17.9%
Rossiya	97.6	All 18+	17.2	16.4
NTV	96.4	18-45	14.1	15.5
CTC	***93.7***	***6-54***	***9.0***	***8.5***
TNT	91.3	18-45	6.9	7.1
REN-TV	86.5	18-45	4.9	4.2
TVC	82.5	18-54	3.1	3.2
Domashny	***81.6***	***25-60 (women)***	***2.2***	***2.3***
TV-3	77.2	18-54	2.8	2.4
DTV	***72.5***	***25-54***	***2.0***	***1.9***

(1) CTC Media estimates.

Principal competitors

To date, our primary competitors have been the major networks and channels owned in whole or in part by the state (Channel One and Rossiya), as well as NTV and TNT, controlled by state-controlled Gazprom Media. With large direct and indirect government subsidies and other preferential benefits, the state broadcasters have been able to air recent "blockbuster" movies and hit series, bidding up the price on high-quality programming. They have also maintained their dominance through significant outlays on news and local production.

Channel One. Channel One, the formerly 100% state-owned national television station Ostankino, was reorganized in 1995 and since that time has been 49% privately owned. Channel One's schedule includes *Vremya* (Time), the highest-rated and longest-running news program in Russia; Russian-made series; foreign-produced programming, including series and blockbuster movies; game shows; and major sporting events, such as major soccer and ice hockey games. Channel One is particularly well positioned in the Russian national television broadcasting market due to its historical position as the "First Channel" in Russia and its broadcast coverage, which is the greatest of all Russian television broadcasters.

Rossiya. Rossiya, the state-owned television channel, is the second largest television broadcaster in Russia in terms of audience share. Following the partial privatization of Channel One, Rossiya is one of the few remaining 100% state-owned channels in Russia. Rossiya remains a primary source of government-sponsored news and information programs. Rossiya's programming schedule includes the channel's trademark program *Vesti* (News); political programs; a variety of Russian-produced series and made-for-television films; talk and game shows; documentaries; some foreign-produced programming, including blockbuster movies; and major sports programming. The channel was also one of the first Russian broadcasters to attempt its own large-scale television film production.

NTV. NTV's programming consists of information and entertainment programming, with a major emphasis on news, documentaries, investigative reporting programs, and Russian action and detective series and shows. Gazprom Media, part of the state-controlled Gazprom natural gas and oil company, owns a controlling interest in NTV. NTV is the third largest broadcaster in Russia in terms of audience share.

TNT. TNT is an entertainment network which targets primarily younger demographics. It produces a large proportion of its own programming and, as a result, broadcasts primarily Russian-produced programming, including entertainment programs, talk shows, reality shows, sitcoms, comedy shows and children's programming. In addition, TNT also airs foreign comedy movies in prime time. Like NTV, TNT's principal shareholder is Gazprom Media. In 2010, with an average share of 7.1%, TNT was the fifth largest television broadcaster in Russia in terms of audience share.

REN-TV. REN-TV is owned by National Media Group and broadcasts news and analytical programs, documentaries, talk-shows, entertainment programs, foreign and Russian series and Hollywood movies. Like TNT, REN-TV produces a large percentage of its own programming. With an average audience share of 4.2%, REN-TV was the sixth largest television broadcaster in Russia in terms of audience share in 2010.

Additional competitors

Over the past decade, a number of new, smaller networks or thematic channels targeting specific audiences have been established. As of the end of 2010, there were a total of approximately 20 free-to-air TV channels and networks with nationwide coverage. We have identified the following as other key competitors of CTC, Domashny and/or DTV:

Name	Year of Launch	Programming Format	Technical penetration	Average Audience Share in 2010
TV.C	1997	Moscow political and social themes, news and analytical programs, talk shows, movies and Russian and foreign drama series	82.5	3.2
TV-3	1998	Mostly foreign programming (primarily science-fiction, fantasy and mystical series, documentaries and movies	77.2	2.4

Intellectual Property

We rely heavily upon the rights we obtain through license agreements with programming providers for a substantial portion of the content we broadcast.

We have registered trademarks for the "CTC", "Domashny", "DTV" and "CTC Media" name and logo in the Russian Federation. In addition we have registered trademarks for the "CTC Media" name and logo in Australia, Singapore, Great Britain, Denmark, Norway, Ireland, Georgia, Cyprus, Hungary, Benelux, Armenia, Kazakhstan and Democratic Peoples Republic of Korea in accordance with the international trademark registration procedure under the Madrid Protocol.

Employees

The following table sets forth the number of our employees as of December 31, 2010, and a breakdown by function.

	Corporate	Networks	Television Station Groups	CIS	Production	Total
CEO Office	2	—	—	—	—	2
Regional Infrastructure and IT	2	82	229	96	—	409
Finance and Legal	31	51	86	19	10	197
Sales	—	51	46	13	2	112
Marketing	—	99	21	16	—	136
TV Channels and Programming (including Production)	6	127	1	8	44	186
Security	—	2	—	—	—	2
Strategy and Development (including Research)	8	15	—	8	—	31
Organizational Development, Administration and Human Resources	18	34	2	2	7	63
Broadcasting outside Russia	—	—	—	3	—	3
Total employees	67	461	385	165	63	1,141

Financial Information by Operating Segment

For financial information by operating segment, see "Item 8. Financial Statements and Supplementary Data—Note 16, Segment Information".

AVAILABLE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission, or the SEC, which are available on the SEC's Internet site at *http://www.sec.gov*. You may also read and copy any document we file at the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room.

Our internet address is *www.ctcmedia.ru*. We are not including the information contained in our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such materials with the Securities and Exchange Commission.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Annual Report on Form 10-K before purchasing our common stock. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. There may be risks that a particular investor views differently from us, and our analysis of the risks we face might be wrong. If any of the risks that we face actually occur, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In such case, the trading price of our common stock could decline, and you could lose some or all of your investment. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Risks relating to our business and industry

Recent changes to the Russian law "On Advertising" have fundamentally changed the way in which we sell advertising, which could adversely affect our business, financial condition and results of operations.

In December 2009, the Federal Law "On Advertising" was amended (effective January 2011) to prohibit TV broadcasters from signing agency agreements with media sales houses that hold a TV advertising market share greater than 35%. The Russian Federal Anti-monopoly Service has the authority to seek the termination of agreements that allegedly violate these provisions. Video International, the media sales house that historically sold all of our national advertising and substantially all of our regional advertising, in previous years controlled more than 35% of the Russian TV advertising market. As a result of this amendment, the structure of the Russian TV advertising market has changed.

In response to these developments, in September 2010 we established our own sales house, Closed Joint Stock Company "EvereST-S", a wholly owned subsidiary of CTC Network. Our sales house now acts as the exclusive advertising sales agent for all of our networks in Russia, effective January 1, 2011.

In order to benefit from our long-term cooperation with Video International and to successfully support our own advertising sales, in November 2010, we entered into a new agreement with Video International to govern our future cooperation, effective January 1, 2011. Under the terms of the agreement, our sales house received a license to use Video International group's proprietary advertising software package (including modules such as Automated System for the Placement of Television Advertising, Automated Document Management System, and Media Calculator). In addition, the Video International group will provide a number of support services related to maintenance of the software package, such as technical support and consulting along with integration of the software; as well as Russian advertising market analytical services including forecasts, market surveys and research. In particular, Video International group will provide detailed analysis of the Russian television market, including audience share and advertising market dynamics.

Under the terms of this agreement, we pay Video International both fixed license fees for the use of the software package and variable service fees, which depend on the amount of services rendered. The aggregate amount of compensation payable is calculated on the basis of our Russian channels' television advertising revenues (including network revenues and revenues from regional advertising placed by Moscow-based clients, but excluding revenues from social advertising and some sponsorship revenues, as well as placement by Video International of national advertising by certain of its subsidiaries). Under these arrangements, we expect that the overall compensation payable to Video International annually will be in the range of 10% to 12% of our Russian channels' advertising revenues. The parties have also agreed that the compensation payable to Video International under the new agreement may be decreased by the mutual consent of the parties on an annual basis.

In addition to the agreement between our sales house and Video International described above, a number of our owned-and-operated regional stations have also signed definitive agency agreements with local subsidiaries of Video International with respect to advertising sales to local clients. Under the terms of such agreements, we pay Video International a commission fee set as a percentage of the actual gross revenues received from advertising sales by the relevant local station. The aggregate headline commission payable to Video International under such agreements is 12% of the regional station's total annual gross advertising revenues, including VAT. It has also been agreed by the parties that the commission payable to Video International under those agreements may be subject to reduction upon mutual consent of the parties on an annual basis.

We do not have extensive experience in making direct sales of national television advertising ourselves. In order to support this function, we have substantially increased the size of our internal sales force, and have implemented a range of new functions and systems with which we have had limited experience to date. We may be unsuccessful in maintaining these functions, and may be unable to generate the same advertising volumes and revenues or margins under this new model of advertising sales as we did in the past. If we encounter difficulties in maintaining our sales house function, our advertising sales and revenues could suffer, and as a consequence our business, financial condition and results of operations could be materially adversely affected. See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Agreements with Video International."

A reduction in our audience shares and ratings would likely result in a reduction in our advertising revenues.

The level of advertising revenues that we receive is directly tied to our audience shares and ratings. If our audience shares or ratings were to fall as a result, for example, of competitive pressures, the underperformance of key programs, the failure to renew licenses, or a change in the method of measuring television audiences, this would likely result in a decrease in our advertising revenues, which could be material. In particular, from time to time we air one or two "hit" series during primetime that contribute disproportionately to our overall audience share, resulting in an overall audience share that we may not be able to sustain once that "hit" series is discontinued or loses popularity. Moreover, because we continue to rely on third-party production companies for a large portion of our programming and our programming library is not as extensive as those of some of our competitors, we may be unable to quickly substitute new programming for underperforming programming. If we do not consistently select programs or obtain rights to programs that achieve particularly high audience shares in key time slots, our overall audience share and, therefore, our revenues will be adversely affected.

We derive almost all of our revenues from the sale of advertising, which is sensitive to broader economic conditions. Our revenues may substantially decrease if the economic environment deteriorates in Russia or other CIS countries in which we operate.

We generate substantially all of our revenues from advertising. In general, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and buying patterns. Since the introduction of commercial television advertising in Russia following the fall of the Soviet Union, advertising spending has fluctuated substantially, generally increasing during periods of economic growth and decreasing during downturns.

Beginning in the second half of 2008, Russia, like many other countries, experienced economic instability, characterized by a steep decline in the value of shares traded on its stock exchanges, devaluation of its currency, capital flight and a decline in gross domestic product. Additionally, because Russia produces and exports large amounts of oil, its economy is particularly vulnerable to fluctuations in the price of oil on the world market and recent decreases in international oil prices have adversely affected and may continue to adversely affect its economy. Total television advertising spending in Russia was adversely affected by this economic instability and, as a result, our operating results for 2009 were materially adversely affected. Like Russia, Kazakhstan has also experienced economic instability.

Although conditions improved in 2010, if such conditions are not sustainable or if economic instability resumes, it may have a further material negative impact on Russian advertising spending which, in turn, may adversely affect our operating results.

Changes in the method of measuring television audiences have at times in the past resulted, and may again in the future result, in decreases in our audience share and ratings.

The system of audience measurement in Russia, currently run by TNS Russia, has evolved as the advertising market has matured and in response to changing Russian demographics.

Starting from July 2009, TNS Russia weights the panel of measured cities based on broadcasters' technical penetration in a group of 125 cities. Our audience share could be negatively affected if we were to lose an affiliate in one of that group of cities, or if our technical penetration in that group of cities were to be lower than our average technical penetration.

In 2010, the size of the panel itself was increased from 65 to 72 cities. In addition, in 2010 TNS Russia made changes to the relative weighting of the cities in the panel, which became effective starting from January 1, 2011. Based on our analysis, this re-weighting may result in a decrease in the audience share of our channels, which may have a negative effect our consolidated revenues. This re-weighting also resulted in the impairment of some of our affected broadcasting licenses on a stand-alone basis, recognized in 2009. See "—A significant portion of our total assets are intangibles assets with indefinite lives that we do not amortize. If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our net income."

When changes to the system of audience measurement occur, we attempt to take steps when possible in respect of our programming and distribution to counteract the effects of such changes. We cannot ensure you that these steps will be adequate or effective, or that any further changes in the measurement system will not result in further decreases in our audience shares and therefore a material decrease in our advertising revenues.

We may face additional expenditures and increased competition in connection with the planned transition from analog to digital broadcasting in Russia.

In late 2009, the Russian government announced plans to introduce digital broadcasting throughout Russia by 2015. The specific terms of the transition are not yet fully known.

Depending on the terms of the transition, we may face competition from other parties for digital frequencies or other access, and are likely to face additional costs in connection with requirements for new equipment and added staffing. We may also face increased competition from other broadcasters that may make the transition to digital broadcasting more quickly or efficiently than we do, or that are more successful in taking advantage of the new digital platform to introduce a better programming offering.

A significant portion of our total assets are intangible assets with indefinite lives that we do not amortize. If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our net income.

We have intangible assets recorded on our consolidated balance sheet, such as broadcasting licenses, trade names and goodwill, that have indefinite lives and represent a significant portion of our total assets. Because these assets have indefinite lives, we do not amortize them but instead perform impairment tests on them annually or when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If we determine that our estimate of the current value of an asset is below the recorded value of that asset on our balance sheet, we record an impairment loss for the difference.

As a result of the economic instability that arose in the second half of 2008, we recorded noncash impairment charges that had a net effect on our 2008 net income of $153.7 million. These losses related to intangible assets and goodwill that we acquired in connection with acquisitions completed in 2008, including broadcasting licenses of DTV Television Station Group, trade names of DTV Network, broadcasting licenses and goodwill of Channel 31 in Kazakhstan, and the broadcasting license of our broadcasting group in Moldova.

In addition, a change in the weighting given by TNS Russia to cities in the audience measurement panel required us to re-assess the carrying value of our broadcasting licenses in certain panel cities and, as a result, we recorded impairment charges that had a net effect on our net income of $15.0 million in 2009.

We performed our annual impairment review in the fourth quarter of 2010, which did not result in any further impairment charges. We consider all current information in respect of determining the need for or calculating any impairment charge, however, future changes in events or circumstances, such as changes in the economy, decreases in our audience shares or ratings, increased competition from cable providers, or changes in the audience measurement system, could result in decreases in the fair value of our intangible assets and require us to record additional impairment losses that could have a material adverse impact on our net income. In addition, the Russian government has announced plans to introduce digital broadcasting in various stages throughout Russia. The specific terms of the transition are not yet fully determined. When these terms are determined, the transition to digital broadcasting also could adversely impact our operations or the value of our broadcasting licenses and goodwill.

Competition for quality programming in Russia is intense and any failure to secure a steady supply of popular programming may negatively affect our audience shares, which in turn could have a material adverse affect on our results of operations.

Our ability to attract and retain viewers depends primarily on our success in offering programming that appeals to our target audiences. Russian viewer preferences have been changing in recent years, with increasing demand for programming produced in Russia. There is currently a relatively limited supply of Russian-produced programming and strong competition among Russian networks and channels for such programming, as well as for popular foreign programming.

If we are unable to produce or secure a steady supply of high-quality programming, or if we fail to anticipate, identify or react appropriately to changes in Russian viewer tastes by providing appropriate programming, our audience shares could be negatively affected, which would adversely affect our advertising revenues. Moreover, if any of the programming we produce, commission or license does not achieve the audience share levels we anticipate, we may be required to write-off all or a portion of the carrying cost of such programming, and we could be forced to broadcast more expensive programming to maintain audience share, either of which could have a material adverse impact on our results of operations.

Recent declines in the value of the Russian ruble against the US dollar have negatively impacted our reported revenues and operating results. If the ruble depreciates further against the US dollar, our revenues and our operating results, both as reported in US dollars, will be adversely affected.

Although our reporting currency is the US dollar, we generate almost all of our revenues through the sale of advertising, which in Russia is sold primarily in rubles. The ruble is also the functional currency of our principal operating subsidiaries. As a result, our reported revenues and results of operations are impacted by fluctuations in the exchange rate between the US dollar and the Russian ruble. Additionally, given that substantially all of our revenues are generated in rubles, we face exchange rate risk relating to payments that we must make in currencies other than the ruble. We generally pay for non-Russian produced programming in US dollars. Although we have entered and may continue to enter into hedging transactions in an effort to reduce some of our foreign exchange risk, we will be negatively impacted by any depreciation of the ruble. The Russian ruble depreciated against the US dollar approximately 16.5%, 2.9% and 0.8%, respectively, in 2008, 2009 and 2010. If the ruble depreciates further against the US dollar, our revenues and operating results for 2011 or future periods, as reported in US dollars, will be adversely affected.

Restrictions on direct or indirect foreign ownership of Russian television companies could limit our ability to grow our business through acquisitions.

In May 2008, the law "On foreign investments in economic entities that have strategic importance for defense and security of the state" (the "Ownership Law") came into effect in Russia. The Ownership Law imposes restrictions on direct or indirect non-Russian ownership in "strategically important" industries, including television broadcasters that broadcast to more than 50% of the population of a relevant constituent entity of the Russian Federation. Among other things, the Ownership Law requires prior approval from the Commission for Control Over Foreign Investments, and potentially from the Federal Security Bureau, for the acquisition by a non-Russian entity of an interest above a certain ownership threshold in a company operating in a strategically significant sector. It is anticipated that such approval will generally require at least six months.

The Ownership Law contains a "grandfather" provision with respect to pre-existing holdings in affected companies that requires notification of such pre-existing holdings but no approval requirement. We therefore believe that neither CTC Media's pre-existing ownership of its Russian operating subsidiaries, nor the pre-existing ownership of shares of CTC Media by non-Russian stockholders, violates the Ownership Law or requires any approval. We do believe, however, that we will be required to obtain approval under the Ownership Law for any acquisition of an affiliate television station that broadcasts to more than 50% of the population of a relevant constituent entity of the Russian Federation, or any acquisition of another Russian network. Such approval process is likely to be time-consuming and may, in any event, ultimately result in a rejection of a proposed transaction. As a result, we may lose out on acquisition opportunities to competitors, and our ability to grow our business through acquisitions in Russia may be limited. Even if the authorities approve such a transaction, they may do so subject to conditions regarding the operation of the company—including, for example, the composition of its management—that may limit our effective control and operational flexibility.

Restrictions on foreign involvement in the television business in Russia could potentially be amended or interpreted in such a way as to result in our loss of necessary licenses or to require us to divest majority control of our Russian operating subsidiaries.

In addition to the Ownership Law discussed above, the law "On Mass Media" (the "Mass Media Law") also restricts direct (but not indirect) foreign involvement in Russian television businesses. Following adoption of these provisions in 2002, we implemented a restructuring plan pursuant to which we created a holding company structure and reduced CTC Media's direct ownership in the CTC

Network and each of our owned-and-operated stations below 50%. CTC Media's direct ownership of Domashny and the DTV Group, which were acquired subsequent to the adoption of these restrictions, is also below 50%. This restructuring was completed prior to the August 2002 deadline with respect to all entities in our group, other than our CTC-Moscow station; the restructuring of the ownership of that station was completed in December 2002. To date, no Russian governmental authorities have taken any action against our CTC-Moscow station for its failure to comply with the restrictions on foreign legal ownership by the deadline. Because CTC Media does not broadcast or distribute television programming in the Russian Federation, we believe that CTC Media itself does not fall under the definition of a "founder of a television or video program" for purposes of the Mass Media Law, and that CTC Media does not violate the foreign involvement restrictions of that law.

The Mass Media Law could in the future be interpreted by Russian governmental authorities or a court to extend to, and to prohibit, indirect foreign ownership of or control over Russian broadcasters of television or video programs. In addition, the Ownership Law described above could be implemented or interpreted to apply in some respects to foreign holdings existing at the time of adoption of the law. In either case, it is possible that Russian governmental authorities could suspend or revoke broadcasting licenses or permits held by our networks and our owned-and-operated stations, or fail to renew any such licenses. If any law were to be adopted or interpreted to restrict indirect foreign ownership and control of Russian television broadcasters, and did not contain a "grandfather" clause with respect to existing holdings, CTC Media could be obliged to restructure its group in order to comply with such requirements, including by divesting a controlling stake in our networks and our owned-and-operated stations. If we failed to comply in a timely manner, the authorities could suspend, revoke or fail to renew broadcasting licenses or permits held by our networks or our owned-and-operated stations, or could take other actions against us that could limit our ability to operate.

Restrictions on foreign involvement in the television business in Kazakhstan could be amended or interpreted in such a way as to result in our loss of necessary licenses or to require us to divest control of our Kazakh operating subsidiaries.

The Mass Media Law in Kazakhstan restricts direct and indirect foreign ownership of any Kazakh television broadcaster to no more than 20%. In 2008, we acquired a 20% interest in the Kazakh television broadcast company Channel 31, and established two subsidiaries that provide the programming content and advertising sales functions to Channel 31 on an exclusive basis (together, the "Channel 31 Group"). Together, these interests provide us with a 60% economic interest in the Channel 31 Group as a whole. If the existing 20% limit were to be interpreted to restrict effective or economic control, rather than just direct ownership, or if the law were to be changed or interpreted to impose further restrictions or limitations on foreign ownership of Kazakh television broadcasters, we could be obliged to restructure this group in order to comply with such requirements or could be required to divest all or a portion of our interest in the Channel 31 Group. If we failed to comply in a timely manner, the authorities could suspend or revoke Channel 31's broadcasting licenses or could take other actions that could limit our ability to operate the Channel 31 Group. The book value of Channel 31's broadcasting license as of December 31, 2010 was $12.6 million.

We have completed several significant acquisitions, and continue to seek opportunities to acquire other stations, networks, production companies and other complementary media businesses. We may encounter difficulties integrating acquired businesses, and if we fail to identify additional suitable targets our growth may be impeded.

We completed several significant acquisitions in 2008, including our third national Russian network, DTV; a majority economic interest in the Kazakh network Channel 31; a majority economic interest in a broadcasting group in Moldova; and two Russian production companies. In addition, in

2009 and 2010, we acquired several regional stations. While acquisitions represent an important component of our growth strategy, the integration of new businesses poses significant risks to our existing operations, including:

- additional and significant demands placed on our senior management, who are also responsible for managing our existing operations;
- increased overall operating complexity of our business, requiring greater personnel and other resources;
- difficulties of expanding beyond our core expertise;
- significant initial cash expenditures to acquire and integrate new businesses;
- contingent liabilities associated with acquired businesses; and
- incurrence of debt to finance acquisitions and high debt service costs related thereto.

Additionally, the integration of new businesses may be difficult for a variety of reasons, including differing cultures or management styles, legal restrictions in the target's jurisdiction, poor target records or internal controls and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

As part of our growth strategy, we intend to continue to evaluate potential acquisitions that we believe are commercially attractive in light of the current economic environment. As a US public company, we are subject to securities laws and regulations requiring that we file with the SEC audited historical financial statements for businesses we acquire that exceed certain materiality thresholds. Given financial reporting practices in Russia and other CIS countries, such financial statements are often not readily available or not capable of being audited to the standards required by US securities regulations. As a result, we may be prevented from pursuing acquisition opportunities that our competitors and other financial and strategic investors are able to pursue.

A change in Russian law further limiting the amount of advertising time permitted on television could materially adversely affect our results of operations.

Current Russian law limits the amount of time that a broadcaster may devote to advertising to no more than 15% of any broadcasting hour. From time to time, there are discussions in the Russian government regarding imposing additional restrictions on television advertising, such as limiting the types of products that may be advertised, limiting product placements in programming, limiting the number of advertising breaks allowed in certain programs or requiring channels to devote more broadcast time to public service announcements. If legislation were introduced to further limit our ability to broadcast paid advertising or product placements, we cannot guarantee that increases in advertising prices, if any, or any other steps we would be able to take to mitigate the impact of such further limitation would be sufficient to compensate for the loss of advertising time.

If free-to-air television does not continue to constitute a significant advertising forum in Russia, our revenues could be materially reduced.

We generate substantially all our revenues from the sale of television advertising in Russia, which constituted approximately half of all advertising expenditures in Russia in 2010, having increased from 25% in 1999. In the broader advertising market, television competes with various other advertising media, such as print, radio, the internet and outdoor advertising. While television currently constitutes the single largest component of all advertising spending in Russia, there can be no assurance that television will maintain its current position among advertising media or that changes in the regulatory environment will not favor other advertising media or other television broadcasters. Increases in competition arising from the development of new forms of advertising media could have an adverse effect on our ability to maintain and develop our advertising revenues and, as a result, on our results of operations. Television viewership is generally declining in Russia. That decline is more pronounced in our networks' target demographics. Continued decline in the appeal of television generally and, in particular, in our key demographics, whether as a result of the growth in popularity of other forms of media or other forms of entertainment, could adversely affect the attractiveness of television as an advertising medium, which, in turn, could have a material adverse effect on our results of operations.

The loss of licenses, or the failure to comply with the terms of licenses, could have an adverse affect on our business.

All broadcast television stations in Russia are required to have broadcast and other operating licenses, which generally have renewable terms of five years. Only a limited number of such licenses are available in each locality. In addition, Russian law could be interpreted as requiring cable television operators to have broadcast and other operating licenses for each of the channels or networks they transmit on their cable systems. Most of the independent cable television operators that currently carry our networks do not possess such licenses. The issuance of a license, as well as the terms and conditions of any license, are often subject to the exercise of broad discretion by governmental authorities.

A broadcaster must conform its programming to the programming concept outlined in the broadcasting license. In particular, the broadcaster is obliged to ensure compliance of their programming with the declared genres of the channel and to sustain necessary balance in a volume-genre ratio of a broadcasted materials both prescribed in the license. Until recently, the broadcasting licenses of our affiliate stations also contained various restrictions, including requirements with respect to the minimum amount of locally produced programming that must be broadcast.

The broadcasting license of Channel 31 in Kazakhstan contains various restrictions and obligations. Recently, the Kazakh government enacted a law that requires that broadcasters broadcast at least 50% of their programming in the Kazakh language during every six-hour slot.

We may not always be in full compliance with these requirements. Also, our affiliates have not always been in full compliance with all requirements of their licenses or obtained all the licenses necessary for broadcasting. If the terms of a license are not complied with, or if we violate applicable legislation or regulations, the license may be suspended or terminated (which decision may be appealed in court). If an affiliate were to broadcast without all the necessary licenses, broadcasting may be terminated and fines could be imposed.

The loss of an existing broadcasting license, or the failure to obtain a broadcasting license in a new market, particularly in a significant market, could reduce or limit the coverage of our networks and result in a loss of audience share and a fall in ratings, which could materially adversely affect our advertising revenues and business.

The loss of independent affiliates could result in a loss of audience shares.

We seek to enter into formal agreements with our independent affiliate stations that govern various aspects of the broadcast of our network programming. These agreements generally provide each party with the right to terminate the agreement on 60 or 90 days' notice without penalty. In certain instances, particularly in smaller cities and towns and with local cable networks, our arrangements are governed by letters of understanding that provide us with only limited recourse in the event of a disagreement. If an independent affiliate in a larger market, particularly in a city where audiences are measured and in which we do not own and operate a station, were to terminate its agreement with us, sell itself to a competing network or lose the ability to broadcast our signal, it could result in a decrease in our audience share.

We rely on third parties for the production of some of our original Russian programming, and our business could be adversely affected if we are unable to continue such relationships on acceptable terms.

Although we produce an increasing percentage of our original programming in-house, we continue to rely on third-party production houses to produce a portion of our original programs. If we are unable to continue our close working relationships with the production houses we use or to develop new relationships, our ability to air premium new Russian content may be impeded, which would likely result in a loss of audience share and therefore a reduction in our share of the television advertising market.

We rely on third parties to provide us with re-transmission capabilities in certain locations, and our business would be adversely affected if such parties terminated or adversely changed the terms of those relationships.

In certain locations, we depend on cable operators or other third parties to carry our signal. In Moscow, for example, television signals are transmitted from a central tower to roof antennas located on buildings throughout the city, and then amplified for retransmission within the buildings. The original system, which was introduced in the 1960's, carried only six VHF channels. Mostelecom, the local provider, upgraded a number of roof antenna systems from 1997 to 2004 to add capacity for a limited number of additional channels. We collaborated with Mostelecom in this project, paying an amount per additional household connected, in order to help ensure that our CTC Network has allocated access on Mostelecom's systems where capacity was increased.

We have entered into contracts with Mostelecom to secure the right of our CTC and Domashny Moscow stations to be connected by cable to additional households in Moscow. DTV also has a number of agreements with Mostelecom for cable connections to households in Moscow. These contracts do not, however, grant us the right to be connected to all households in Moscow for all of our networks. We continue to evaluate, from a cost benefit analysis, whether to enter into additional contracts with Mostelecom regarding other households. A second cable operator carries our networks' signals to approximately 15% of the Moscow households covered by our networks' signals. We pay this cable operator an annual fee for transmission to these households. A cable system similar to that provided by Mostelecom is in place in St. Petersburg and is operated by the local provider; there we currently have no binding contractual right of access to the system.

In April 2007, the Russian Ministry of Telecommunications requested evidence of the legal basis pursuant to which some cable television operators, including those carrying the signals of our networks, carry certain broadcasters' signals over their systems.

As a result of this request, some of our cable television operators, including Mostelecom, which is the primary carrier of our networks' signals in Moscow, indicated that they might be required to begin charging us transmission fees for carrying our signals on their networks. We and representatives of other Russian broadcasters met with the Russian Ministry of Telecommunications in the second quarter of 2007 to understand the ramifications of this inquiry. It was agreed that the broadcasters and cable television operators should try to resolve this issue independently, without involvement of the Russian Ministry of Telecommunications, by the end of 2007. While discussions continue on resolving this matter, to date, no resolution has been reached and no further actions have been taken.

If we were to be denied continued access to the cable systems that carry our networks' signals in Moscow or St. Petersburg, our technical penetration would be materially adversely affected which would, in turn, have a material adverse effect on our audience shares. Moreover, if we were required to pay transmission fees to these cable operators, our operating costs would be increased, possibly materially.

We may not be able to compete successfully against other television channels and networks that may have broader coverage, greater name recognition, larger market share, wider programming content or access to more funding than we do, or with newer niche channels or pay-television services offering competitive programming formats.

The Russian television broadcasting business is highly competitive. Our networks compete for audience share with other national television networks and channels and with local stations, as well as with niche broadcasters. We compete on the basis of both the actual and anticipated size of our audiences for specific time slots, as well as the demographic characteristics of our viewers.

On a national level, CTC competes directly with other national broadcast networks and channels, including Channel One, Rossiya and NTV, as well as with the smaller networks TNT and REN-TV (owned by National Media Group). Domashny and DTV compete for advertising revenues primarily with other smaller channels such as TV-3 and TVC, although they also compete with the national broadcast networks and channels for viewers within their target demographic groups. On a local level, our owned-and-operated stations compete with other stations for local advertising.

Channel One and Rossiya were established as state television channels during the Soviet period and they remain under Russian state control. As a result, we understand that these channels receive state benefits not generally available to private companies, including free signal transmission (in the case of Channel One), direct state budget subsidies (in the case of Rossiya) and preferences in licensing. Moreover, nearly every viewing household in Russia can receive the broadcast signals of Channel One and Rossiya, while only a more limited viewing audience can currently receive our network signals. The much broader coverage and name recognition of Channel One and Rossiya, coupled with programming geared toward a broader demographic group, help them to attract large audience shares. NTV, which is indirectly controlled by the state through Gazprom, the state-controlled energy company, also has a broader coverage than our networks, and we believe also benefits from free signal transmission. During 2010, Channel One had an average audience share of 17.9%, while Rossiya's was 16.4% and NTV's was 15.5%. CTC's average audience share during 2010 was 8.5%. We believe that the strong audience shares of Channel One, Rossiya and NTV may give these broadcasters added leverage in negotiations with advertisers, advertising agencies and sales houses.

Moreover, as we focus on entertainment programming, we are unable to compete with other broadcasters for audiences for news and sporting programs, some of which have among the highest audience shares and ratings in their time slots.

In addition to competing with other free-to-air broadcasters, we compete with pay-television services that offer multiple channels to subscribers for a regular subscription fee, and that typically do not generate a significant portion of their revenues from advertising. As a percentage of the overall viewing market, the pay-television market in Russia is currently smaller than in the United States and Western European countries. Audience share for Russian pay-television is, however, increasing. In other countries, such as the United States, growth in pay-television services has often resulted in a fragmentation of the market and a corresponding decrease in the audience share of large national networks and channels. If pay-television services continue to grow their customer base in Russia, our audience shares and ratings could be negatively affected, which would adversely affect our advertising revenues.

We have substantial future programming commitments that we may not be able to vary in response to a decline in advertising revenues, and as a result could experience material reductions in operating margins.

Programming represents our most significant expense, and at any given time we generally have substantial fixed commitments for the succeeding two to three years. For example, as of December 31, 2010 we had contractual commitments for the acquisition of approximately $150.3 million in programming rights through 2011 and $56.5 million in 2012-2013. Given the size of these commitments at any time, a reduction in our advertising revenues could adversely affect our operating margins and results of operations. We would have only limited ability to reduce our costs in the short-run in response to such developments.

Our relationships with the co-owners of our television stations may limit our ability to implement our business plans and strategy.

More than half of our owned-and-operated stations are 100% owned by CTC Media. Other investors own between less than 1% and 50% of each of the remaining owned-and-operated stations. In some cases, we depend to a significant extent on our local partners for their familiarity with the local business environment and public authorities. Moreover, we may in the future similarly rely on joint-owners as we acquire additional stations. Any significant disruption in our relationship with these parties could make it more difficult for us to operate these stations.

Russian law and some of the agreements governing these stations grant protective rights to our co-owners that enable them to block certain significant corporate actions. Under Russian company law, significant corporate decisions, such as declaring and paying dividends and entering into substantial transactions, require the consent of the holders of two-thirds or three-quarters of the voting interests of the company, depending on the subject matter and the legal structure of the company. In addition, unanimous shareholder approval is required in limited instances, which could further affect our control over certain actions. For example, approval of a joint stock company's initial charter and reorganization of a joint stock company into a non-commercial partnership require 100% approval of shareholders and, in the case of a limited liability company, increases in charter capital, amendments to a limited liability company's charter, and liquidation, among other actions, require 100% approval of the holders of participation interests.

As a result, we are often required to obtain the consent of our co-owners when making significant corporate decisions. Although we are not aware of any specific transaction in which we failed to obtain the requisite approval of the co-owners of our stations, due to the formalistic nature of Russian law and the large number of corporate actions that are taken annually by our co-owned stations, we believe it is likely that, from time to time, not all necessary minority shareholder consents have been obtained. As a result, we cannot guarantee that co-owners of our stations will not bring claims against us for failure to obtain these necessary consents, which, if successful, could result in the transaction in question being voided. Moreover, even if not technically required by law or contract, we generally prefer to obtain the consent and support of our co-owners before undertaking significant corporate actions. If this consent cannot be obtained, we may decide to forego a transaction that is commercially favorable to us in an effort to preserve goodwill with our co-owners.

Loss of key personnel could affect our growth and future success.

We believe that our growth and our future success will depend in large part upon our ability to attract and retain highly skilled senior management, production talent and finance personnel. In 2009 and 2010 we lost several key personnel, including several important content production, legal and finance personnel. In addition, we believe that certain competitors continue to aggressively court some of our personnel. The competition is intense in Russia for qualified personnel who are familiar with the Russian television industry and/or who are knowledgeable about US accounting and legal practices.

Although we have found replacements for the personnel we lost, we cannot assure you that we will be able to retain qualified personnel, or hire appropriate replacements on reasonable terms or at all.

A systems failure could prevent us from transmitting our network signal and lead to a loss of viewers, damage to our reputation and a reduction in our advertising revenues.

Our networks' signals originate in Moscow and are uplinked to multiple separate satellite systems that transmit our signals to our affiliate stations and unmanned repeater transmitters. Despite our back-up systems, from time to time we experience signal failures. Prolonged or repeated disruptions in our signals could lead to a loss of viewers, damage to our reputation and a reduction in our advertising revenues. We do not carry business interruption insurance to protect us in the event of a catastrophe or termination of our ability to transmit our signals, even though such an event could have a significant negative impact on our business.

We do not carry all of the insurance coverage customary in many countries for a business of our size and nature, and as a result could experience substantial loss or disruption.

The insurance industry is less developed in Russia than in other developed countries, and many forms of insurance protection common in other countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, we have no coverage for business interruption or loss of key management personnel. We do not maintain separate funds or otherwise set aside reserves for these types of losses. Any such loss may cause substantial disruption and may have a material adverse effect on our business, results of operations and financial condition.

One of our principal stockholders owns a 50% interest in a Russian pay television network, and its interests may conflict with ours.

One of our principal stockholders, MTG Russia AB, an affiliate of the publicly listed Modern Times Group MTG AB ("MTG"), holds a 50% interest in Raduga Holdings. Raduga is the sole owner of LCC DalGeoCom, which operates Raduga TV, a nationwide Russian digital satellite pay-TV platform. Hans-Holger Albrecht, the President and CEO of MTG, is a Co-Chairman of our board of directors; Mathias Hermansson, Chief Financial Officer of MTG, and Irina Gofman, Chief Executive Officer of MTG Russia AB, are members of our board of directors.

Although we do not currently operate in the pay-TV market, and do not currently compete with or have any commercial relationship with Raduga TV, MTG's interest in another Russian television business may result in conflicts of interest among MTG, our company and our other stockholders in circumstances in which our interests are not aligned. We can provide no assurance that any such conflicts will be resolved in our favor.

Risks relating to doing business and investing in Russia

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia's banking and other financial systems are less developed and regulated than those of many other developed countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Many Russian banks do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Furthermore, Russian bank deposits made by corporate entities generally are not insured.

The disruption in the world credit markets in 2008 and 2009 also negatively impacted the banking sector in Russia. There are currently a limited number of creditworthy Russian banks, most of which are located in Moscow and the largest of which are state-owned. We generally hold a large majority of our cash balance in Russian banks (such as Alfa Bank, which is an affiliate of one of our principal stockholders), including the Russian subsidiaries of foreign banks. Of that balance, a significant portion is held in ruble-denominated accounts. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. A banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Businesses in Russia, especially media companies, can be subject to politically motivated actions, which could materially adversely affect our operations.

The Russian government has taken various actions in past years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, including violations of tax laws. These actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia.

Media businesses can be particularly vulnerable to politically motivated actions. NTV, TV-6 and TVS have all experienced what could be characterized as politically motivated actions, including efforts to effect changes of control. As a result of these actions, TV-6, which became TVS, is no longer broadcasting. We believe that our focus on entertainment, and the fact that we broadcast entertainment and celebrity news, but do not offer "hard" news, commentary or analysis on our national networks, could lessen the risk of provoking politically motivated actions. However, we do not restrict the ability of our independent affiliates to broadcast local news in local broadcasting windows, and some of our independent affiliates, as well as one of our owned-and-operated CTC stations, broadcast local political news, generally with the approval of our local partners and the local authorities. Any politically motivated action against us, our networks, our independent affiliates, or any of our principal stockholders, including Alfa Group, which is active in many industries in Russia, could materially adversely affect our operations.

The Russian legal system can create an uncertain environment for investment and business activity, which could have a material adverse effect on our business and the value of our common stock.

The legal framework to support a market economy remains new and in flux in Russia and, as a result, the Russian legal system can be characterized by:

- inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;
- substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;
- limited judicial and administrative guidance on interpreting Russian legislation;
- the relative inexperience of judges and courts in interpreting relatively new commercial legislation;
- a lack of judicial independence from political, social and commercial forces;
- under-funding and under-staffing of the court system;
- a high degree of discretion on the part of the judiciary and governmental authorities; and
- poorly developed bankruptcy procedures that are subject to abuse.

As is true of civil law systems, judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are sometimes used in furtherance of political aims.

In addition, several key Russian laws, including the amendment to the Law on Advertising and the Ownership Law (both discussed above), have only recently been enacted or have been subject to only limited interpretation to date. The untested nature of much of recent Russian legislation and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments may result in ambiguities, inconsistencies and anomalies in the Russian legal system.

In December 2010, a new draft federal law "On regulation of production and distribution of ethanol, alcohol and drinks containing alcohol" was submitted to State Duma, the Russian parliament. This draft law would give the status of alcoholic drinks to beer and all drinks containing beer, which in turn would prohibit advertising of such drinks on television. If such law is enacted, we will not be able to broadcast ads for beer and drinks containing beer on our channels, which may result in a reduction in our revenues.

In addition, the State Duma has approved a new law "On protection of children from harmful information," which came into force on December 31, 2010. This law makes it illegal to provide any information that maybe harmful to children, such as scenes of violence, abusive language, pornography, scenes encouraging children to consume alcohol, drugs and tobacco. All information must be labeled into five categories: (1) information appropriate for children under 6 years, (2) information appropriate for children 6 years and older, (3) information appropriate for children 12 years and older, (4) information appropriate for children 16 years and older, and (5) information prohibited for children. This law does not contain any detailed regulation as to how information is to be categorized into these five groups, what kind of experts are to label such information, or how this law will be implemented. This law is ambiguous and there is no practice of implementation of such law in Russia, which may lead to a high degree of discretion of governmental authorities in its implementation, as well as abuse of this law.

We do not know how such new laws will be implemented, and therefore can not determine how these laws will affect our business, if at all.

Such uncertainties in the Russian legal system could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Selective or arbitrary government action may have an adverse effect on our business and the value of our common stock.

Government authorities have a high degree of discretion in Russia and have at times exercised their discretion selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is influenced by political or commercial considerations. The government also has the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations in Russia. Selective or arbitrary government action could have a material adverse effect on our business and on the value of our common stock.

If the Russian Federal Anti-monopoly Service were to conclude that we acquired or created a new company in contravention of anti-monopoly legislation, it could impose fines or administrative sanctions and could require the divestiture of such company or other assets.

Our business has grown in part through the acquisition and establishment of companies, many of which transactions required the prior approval of or subsequent notification to the Russian Federal Anti-monopoly Service or its predecessor agencies (the "FAS"). The relevant legislation restricts the acquisition or establishment of companies by groups of companies or individuals acting in concert without the required approval or notification. This legislation is vague in parts and subject to varying interpretations. If the FAS were to conclude that an acquisition or establishment of a new company had been effected in contravention of applicable legislation and competition has been reduced as a result, it could impose administrative sanctions and require the divestiture of such company or other assets, adversely affecting our business strategy and our results of operations.

If one of our principal subsidiaries is forced into liquidation due to negative net assets, our results of operations could suffer.

If at the end of any fiscal year a Russian company's net assets as determined in accordance with Russian accounting regulations are below the minimum amount of charter capital required by Russian law, the company is required to convene a shareholders meeting to adopt a decision to liquidate. If it fails to do so within a "reasonable period," the company's creditors may request early termination or acceleration of the company's obligations to them, as well as damages, and governmental authorities may seek to cause the involuntary liquidation of the company. Under an earlier version of this law, the company's shareholders could also bring an action to force the liquidation of the company. It is unclear under Russian law whether a historical violation of this requirement may be retroactively cured, even if a company later comes into compliance with the requirement. On occasion, Russian courts have ordered the involuntary liquidation of a company for having negative net assets even if the company has continued to fulfill its obligations and had net assets in excess of the minimum amount at the time of liquidation.

Certain of our regional subsidiaries have had, and continue to have, negative equity as reported in their respective Russian statutory financial statements. None of these companies has applied for voluntary liquidation. We are currently taking steps to remedy the negative net asset value of these subsidiaries, but we have not included it as a contingency in our financial statements because we believe that, so long as these subsidiaries continue to fulfill their obligations, the risk of their forced liquidation is remote.

There has been no judicial or other official interpretation of what constitutes a "reasonable period" within which a company must act to liquidate. If any of our subsidiaries were to be liquidated involuntarily, we would be forced to reorganize the operations we currently conduct through that subsidiary. The liquidation of any of the subsidiaries within our Television Station Groups would result in the termination of their existing broadcast and other licenses, and we cannot assure you that we would be able to secure new licenses needed for these stations to continue to operate. Accordingly, any liquidation could have a material adverse effect on our business.

Russian law requires the approval of certain transactions by the minority shareholders of our subsidiaries, including many of our own-and-operated television stations, and failure to receive this approval could adversely affect our business and results of operations.

We own less than 100% of many of our owned-and-operated stations. Under Russian law, certain transactions defined as "interested party transactions" require approval by disinterested members of the board of directors or disinterested shareholders of the companies involved. Our owned-and-operated stations that have other shareholders engage in numerous transactions with us that require interested party transaction approvals in accordance with Russian law. These transactions have not always been properly approved, and therefore may be contested by minority shareholders. In the event that these other shareholders were successfully to contest past interested party transactions, or prevent the approval of such transactions in the future, our flexibility in operating these television stations could be limited and our results of operations could be adversely affected.

Certain transactions between members of our consolidated corporate group may constitute interested party transactions under Russian law even when the companies involved are wholly owned by us. Although we generally endeavor to obtain all corporate approvals required under Russian law to consummate these transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operations.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Russian Civil Code, the Law on Joint Stock Companies and the Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one person (an "effective parent") is capable of determining decisions made by another (an "effective subsidiary"). The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions in certain circumstances.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to act or fail to act, knowing that such action or inaction would result in losses. Accordingly, in CTC Media's position as an effective parent, it could be liable in some cases for the debts of its effective subsidiaries. Although the total indebtedness of CTC Media's effective subsidiaries is currently immaterial, it is possible that CTC Media could face material liability in this regard in the future, which could materially adversely affect our business and our results of operations.

Changes in the Russian tax system or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition.

Our tax burden may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Russian tax authorities have often been arbitrary and aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Many companies are often forced to negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our future results of operations or cash flows in a particular period. We have at times accrued substantial amounts for contingent tax liabilities, a substantial portion of which accruals we have reversed as contingencies have been resolved favorably or changes in circumstances have occurred. The amounts currently accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we also identify tax contingencies for which we have not provided an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Under Russian accounting and tax principles, financial statements of Russian companies are not consolidated for tax purposes. As a result, each Russian-registered entity in our group pays its own Russian taxes and we cannot offset the profits or losses in any single entity against the profits and losses of any other entity. Consequently, our overall effective tax rate may increase as we expand our operations, unless we are able to maintain an effective corporate structure that minimizes the effect of these Russian accounting and tax norms.

The Russian tax system imposes additional burdens and costs on our operations in Russia, and complicates our tax planning and related business decisions. The uncertainty involved potentially exposes us to significant fines, penalties and enforcement measures despite our best efforts at compliance, which could result in a greater than expected tax burden on our subsidiaries. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in Russia. This could adversely affect our business and the value of our common stock.

Any US or other foreign judgments that may be obtained against us may be difficult to enforce against us in Russia.

Although CTC Media is a Delaware corporation, subject to suit in US federal and other courts, we have essentially no operations in the United States, most of our assets are located in Russia, and most of our directors and their assets are located outside the United States. Although arbitration awards are generally enforceable in Russia, judgments obtained in the United States or in other foreign courts, including those with respect to US federal securities law claims, may not be enforceable in Russia. There is no mutual recognition treaty between the United States and the Russian Federation, and no Russian federal law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any US or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia.

Risks relating to doing business elsewhere in the CIS

We face similar risks in other countries of the CIS.

In addition to Russia, we currently have operations in other countries in the CIS, including Kazakhstan and Moldova. We may acquire additional operations in other countries of the CIS. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in "—Risks relating to doing business and investing in Russia".

Emerging markets such as Russia and other CIS countries are subject to greater risks than more developed markets, including legal, economic and political risks.

Investors in emerging markets such as Russia and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases legal, economic and political risks. Investors should also note that emerging economies, such as the economies of Russia and Kazakhstan, are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia. Accordingly, investors should exercise care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our shares.

Risks relating to our stock

The price of our common stock has experienced significant volatility in the past and may be volatile in the future.

Our stock price has experienced significant volatility in the past and is likely to be volatile in the future. The stock market in general and, in particular, the market for companies whose operations are in emerging markets, like Russia, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This volatility has been more pronounced in recent periods due to the turmoil in world financial markets. As a result of this volatility, investors may not be able to sell their shares of our common stock at or above the price at which they purchase it. The market price for our common stock may be influenced by many factors, including:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in estimates of our financial results or recommendations by securities analysts;
- changes in market valuations of similar companies;
- changes in general economic, political and market conditions in Russia and globally;
- changes in the audience shares of our networks;
- changes in the structure of advertising sales in Russia;
- public announcements by industry experts regarding trends in advertising spending in Russia and globally; and
- announcements regarding our acquisition activities, if any.

Moreover, only a relatively small number of shares of our common stock are currently actively traded in the public market. As of February 25, 2011, approximately 35% of our outstanding common stock was held by parties other than our directors, executive officers and principal stockholders and their respective affiliates. The limited liquidity of our common stock may have a material adverse effect on the price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Insiders continue to have substantial control over us and could delay or prevent a change in corporate control.

As of February 25, 2011, our directors, executive officers and principal stockholders, and their respective affiliates, beneficially owned, in the aggregate, approximately 65% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. In particular, our principal stockholders have entered into a voting arrangement that determines the composition of our board of directors.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay change-of-control transactions.

Anti-takeover provisions of Delaware law and our charter documents may make a change in control of our company more difficult. For example:

- Stockholders' meetings may only be called by one of the Co-Chairmen of our board of directors, our Chief Executive Officer or the majority of the board of directors.
- Our stockholders may not take action by written consent.
- We have a classified board of directors, which means that our directors serve for staggered three-year terms and currently no more than three of our nine directors are elected each year. This structure may make it more difficult for an acquirer to take control of our company, which may make our company a less desirable acquisition target.

Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use this provision to prevent changes in our management. Under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

In addition, we are party to a stockholders' agreement with our two largest stockholders pursuant to which each of these stockholders has agreed not to acquire additional shares of our capital stock to the extent that such acquisition would cause its beneficial ownership to exceed 50% of the voting power of our outstanding shares without making a tender offer for all of our outstanding shares in compliance with the tender offer rules under the Securities Exchange Act of 1934, unless it reaches this ownership level through the exercise of rights of first offer set forth in the stockholders' agreement.

If there are substantial sales of our common stock in the market by our existing stockholders, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. The holders of approximately 65% of our common stock have the right under specified circumstances to require us to register their shares for resale to the public or participate in a registration of shares by us.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We own a building in Moscow with office, production and operations space of approximately 3,300 square meters.

On December 30, 2010, we signed two 10-year lease agreements for approximately 7,000 square meters of new office space in Moscow. These agreements have retroactive effect from November 17, 2010. We are also currently in the process of negotiating leases for additional space of approximately 2,100 square meters in this facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Lease Agreement".

In 2010 we also leased approximately 5,700 square meters of office and operations space in Moscow, of which approximately 2,900 square meters were under leases that expired in December 2010, approximately 2,100 square meters are under leases that will expire in March 2011, and approximately 700 square meters are under leases that will expire in November 2011. We do not plan to renew such leases after they expire. The fiber optic cable that transmits our network signals to the satellite transmission center currently originates at these leased facilities.

Some of our owned-and-operated stations own real estate, none of which represents a material portion of our consolidated assets.

Item 3. Legal Proceedings.

We are not currently party to any legal proceedings, the outcome of which could have a material adverse effect on our financial results or operations.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on The NASDAQ Global Select Market under the symbol CTCM. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as quoted on The NASDAQ Global Select Market.

Period	High	Low
2010		
First quarter	$17.37	$12.36
Second quarter	$19.98	$12.92
Third quarter	$22.20	$14.24
Fourth quarter	$25.17	$21.54
2009		
First quarter	$ 6.01	$ 2.37
Second quarter	$13.18	$ 4.49
Third quarter	$17.31	$ 9.35
Fourth quarter	$20.07	$12.43

As of December 31, 2010, there were three holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these holders of record.

The closing price for our common stock on December 31, 2010, which is the last business day of our most recently completed fiscal year, was $23.43.

During 2010, the following dividends were declared and paid:

Declaration date	Per Share Dividend	Aggregate Dividend	Record Date	Payment Date
February 24, 2010	$0.065	$10,025	March 10, 2010	March 31, 2010
April 22, 2010	$0.065	$10,132	June 1, 2010	June 30, 2010
July 30, 2010	$0.065	$10,132	September 1, 2010	September 30, 2010
November 2, 2010	$0.320	$50,155	December 1, 2010	December 31, 2010

On February 28, 2011, our Board declared a dividend of $0.16 per outstanding share of common stock, or approximately $25 million in total. The record date is March 1, 2011 and the payment date is March 31, 2011. Our Board currently intends to pay further dividends in each of the following quarters of 2011. Although it is the Board's current intention to declare and pay these three future dividends, there can be no assurance that such additional dividends will in fact be declared and paid. Any such declaration is at the discretion of the Board and will depend upon factors such as our earnings, financial position and cash requirements.

We did not purchase any shares of our common stock in 2010.

Item 6. Selected Financial Data.

You should read the following consolidated financial data in conjunction with our consolidated financial statements, including the related notes, and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations." The results shown herein are not necessarily indicative of the results to be expected for any future periods.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year ended December 31,				
	2006	2007	2008	2009	2010
	(in thousands of US dollars, except share and per share data)				
Statement of Income (Loss) Data:					
REVENUES:					
Advertising (including related party revenue)	$ 357,334	$ 452,669	$ 623,336	$ 483,945	$ 562,102
Sublicensing (including related party revenue)	11,322	17,006	14,016	20,999	37,931
Other revenue (including related party revenue)	2,178	2,381	2,819	1,169	1,252
Total operating revenues	$ 370,834	$ 472,056	640,171	506,113	601,285
EXPENSES:					
Direct operating expenses (exclusive of amortization of programming rights and sublicensing rights, shown below, and exclusive of depreciation and amortization, and exclusive of stock-based compensation)	(15,710)	(18,931)	(36,662)	(32,088)	(37,547)
Selling, general and administrative (exclusive of depreciation and amortization and exclusive of stock-based compensation)	(49,206)	(55,849)	(78,183)	(58,526)	(69,849)
Stock-based compensation expense	(7,155)	(13,694)	(16,083)	(47,607)	(34,005)
Amortization of programming rights	(118,026)	(153,531)	(220,557)	(178,392)	(231,917)
Amortization of sublicensing rights	(6,773)	(9,629)	(8,443)	(6,832)	(7,113)
Depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights)	(19,651)	(27,361)	(13,379)	(11,454)	(13,736)
Impairment loss	—	—	(232,683)	(18,739)	—
Total operating expenses	(216,521)	(278,995)	(605,990)	(353,638)	(394,167)
Operating income	154,313	193,061	34,181	152,475	207,118
Foreign currency gains (losses)	1,579	151	(28,861)	(4,555)	1,820.
Interest income (including related party interest income)	3,479	11,002	6,221	6,087	6,018
Interest expense (including related party interest expense)	(1,774)	(3)	(9,434)	(6,959)	(1,169)
Other non-operating income, net	719	1,915	776	1,060	2,789
Equity in income (losses) of investee companies	1,896	(1,195)	1,511	537	490
Income before income tax	160,212	204,931	4,394	148,645	217,066
Income tax expense	(48,969)	(63,176)	(19,874)	(45,626)	(66,034)
Consolidated net income (loss)	$ 111,243	$ 141,755	$ (15,480)	$ 103,019	$ 151,032
(Income) loss attributable to noncontrolling interest	(4,918)	(5,842)	37,934	(2,630)	(5,301)
Net income attributable to CTC Media, Inc. stockholders	$ 106,325	$ 135,913	$ 22,454	100,389	145,731
Net income per share attributable to CTC Media, Inc. stockholders:					
Basic	$ 0.73	$ 0.90	$ 0.15	$ 0.66	$ 0.94
Diluted	$ 0.69	$ 0.86	$ 0.14	$ 0.64	$ 0.93
Weighted average common shares outstanding:					
Basic	117,880,814	151,731,780	152,146,559	152,223,165	155,576,658
Diluted	154,077,957	158,311,967	158,187,922	157,452,763	156,092,038

	December 31,				
	2006	2007	2008	2009	2010
	(in thousands of US dollars)				
Balance Sheet Data:					
Cash and cash equivalents	$176,542	$307,073	$ 98,055	$ 84,441	$ 59,565
Short-term investments	—	—	—	39,072	117,457
Intangible assets, net	53,371	83,216	219,423	205,851	226,687
Goodwill	70,768	78,674	223,027	233,042	237,875
Programming rights, net	65,901	99,184	120,007	143,611	170,659
Working capital(1)	232,289	379,815	70,385	135,334	218,859
Total assets	484,797	694,680	806,829	851,320	999,460
Short-term loans	—	—	62,165	28,278	—
Long-term loans	210	224	28,438	—	—
Total stockholders' equity	424,141	615,074	547,070	663,824	794,641

(1) Working capital is calculated as total current assets minus total current liabilities.

Operating Data

	Year ended December 31,				
	2006	2007	2008	2009	2010
CTC Network Operating Data:					
Average audience share	10.4%	9.0%	9.0%	9.0%	8.5%
Technical penetration	86.6%	87.4%	87.5%	90.7%	93.7%

	Year ended December 31,				
	2006	2007	2008	2009	2010
Domashny Network Operating Data:					
Average audience share	1.4%	2.0%	2.2%	2.2%	2.3%
Technical penetration	58.2%	64.8%	71.0%	76.4%	81.6%

	Year ended December 31,		
	2008	2009	2010
DTV Network Operating Data:			
Average audience share	1.8%	2.0%	1.9%
Technical penetration	61.0%	68.4%	72.5%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We currently operate three Russian television networks—CTC, our flagship network, Domashny and DTV; one television network in Kazakhstan—Channel 31; and a television channel in Moldova, all offering entertainment programming. In addition, we have in-house production operations focused on series, sitcoms and shows.

We currently organize our operations into eight business segments: CTC Network, Domashny Network, DTV Network, CTC Television Station Group, Domashny Television Station Group, DTV Television Station Group, CIS Group and Production Group.

Russian Networks

- *CTC Network.* CTC Network's principal target audience is 6-54 year-old viewers. CTC's technical penetration is 93.7% with its signal covering approximately 100 million people in Russia.
- *Domashny Network.* The Domashny, or "Home", Network is targeted principally at 25-60 year-old women. Domashny's technical penetration is 81.6% with its signal covering approximately 62 million people in Russia.
- *DTV Network.* DTV Network's target audience is 25-54 year-old viewers. DTV's technical penetration is 72.5% with its signal covering approximately 60 million people in Russia. We acquired DTV Network in April 2008.

Each of our networks is responsible for its own broadcasting operations, including the licensing and commissioning of programming, producing its programming schedule and managing its relationships with its independent affiliates. Substantially all of the revenues of our networks are generated from the broadcast of national television advertising.

Russian Television Station Groups

- *CTC, Domashny and DTV Television Station Groups.* The CTC Television Station Group, Domashny Television Station Group and DTV Television Station Group manage 50, 38 and 32 owned-and-operated stations and repeater transmitters, respectively. Our Television Station Groups provide 56.7% technical penetration for the CTC Network (or 60.5% of its total penetration of 93.7%); 43.4% technical penetration for the Domashny Network (or 53.2% of its total penetration of 81.6%); and 35.9% technical penetration for the DTV Network (or 49.5% of its total penetration of 72.5%). All Television Station Groups generate substantially all of their revenues from the sale of local television advertising that is broadcast during the local advertising windows allotted to all owned-and-operated and independent affiliates of our networks.

CIS Group

- *CIS Group.* This segment was formed in the beginning of 2008 in connection with the acquisition of our interest in the Kazakh television broadcaster, Channel 31, and the establishment of two subsidiaries that provide the advertising sales function and programming content to Channel 31 on an exclusive basis (together, the "Channel 31 Group"). Channel 31 is targeted principally at 6-54 year-old viewers. The signal of Channel 31 is broadcast by over 60 television stations and local cable operators, including 10 owned-and-operated stations and repeater transmitters. The operating results of our broadcasting group in Moldova are also included in this segment.

Production Group

- *Production Group.* Our Production Group comprises our in-house production operations that specialize in sitcoms, series, sketchcoms and entertainment TV shows for our networks. We acquired these production operations in April 2008.

The results of operations for the CIS Group have been included in our results of operations since March 1, 2008. The results of operations for the DTV Network, DTV Television Station Group and the Production Group have been included in our results of operations since April 1, 2008.

Key Factors Affecting Our Results of Operations

Our results of operations are affected primarily by the overall demand for television advertising, the limited supply of television advertising time, our ability to deliver a large share of viewers with desirable demographics, and the availability and cost of quality programming. Our results of operations are also affected by the value of the Russian ruble compared to the US dollar.

The supply of television advertising time is limited by Russian legislation (as discussed below). As a result of this limited supply of advertising time, we are only able to increase our revenues by delivering larger audience shares and by increases in the price of advertising.

The continued success of our advertising sales depends largely on our ability to attract a large share of the key target audiences, especially during primetime. Our ability to attract our key target audiences in turn depends in large part on our ability to broadcast quality programming. To date, we have been able to achieve significant audience share by broadcasting attractive entertainment programming, including original Russian series, sitcoms and shows, as well as popular foreign series, films and animation. Although we believe we have been successful in broadcasting programming content that appeals to our key target audiences, we face strong competition from other television broadcasters for programming content, and we must continue to strive to air programming that addresses evolving audience tastes and trends in television broadcasting.

In addition to the factors discussed above affecting our ability to generate advertising revenues, our reported results of operations are also materially impacted by currency fluctuations. Our reporting currency is the US dollar. Substantially all of our revenues, however, are generated in rubles. The average value of the ruble against the US dollar during 2010 was 4.5% higher than in 2009 and 22% lower in 2009 than in 2008.

While the ongoing development and expansion of our television networks represents the core of our strategy, we also seek opportunities to expand our business through select media acquisitions that complement our existing businesses, including opportunities in Russian-speaking markets where we can effectively and efficiently leverage our management and programming resources. We also continue to explore opportunities to further expand our presence in the local advertising market, principally through the careful expansion of our owned-and-operated television stations in major cities. These acquisitions or expansion plans, if completed, could subject us to a range of additional factors that could affect our subsequent results of operations.

Television Advertising Sales

In the Russian television market, national advertising historically has generally not been placed directly with broadcasters. Instead, so-called "sales houses" have historically controlled the placement of a large portion of national television advertising. From 1999 to 2010, Video International, one of the largest of these sales houses, placed our national advertising on an exclusive basis. From 2006 to 2010, we also engaged Video International to place, on an exclusive basis, local advertising at substantially all of our owned-and-operated stations. In Kazakhstan we continue to place all of our national advertising through Video International. Therefore, advertising placed through Video International accounted for substantially all of our advertising revenues in 2009 and 2010.

As a result of a recent amendment to the Russian advertising law that became effective in 2011, television broadcasters are prohibited from signing agreements with media sales houses that control more than 35% of the Russian television advertising market. Video International historically controlled more than 35% of the Russian television advertising market. In order to bring our cooperation with Video International into compliance with the new legislation, we have terminated all of our agency agreements with Video International, effective December 31, 2010, and have developed a new structure for the sale of our advertising going forward, as described below.

In September 2010, we established our own sales house, which now serves as the exclusive advertising sales agent for all of our networks in Russia. At the same time we agreed a new model of cooperation with Video International based on the licensing of specialized advertising software by Video International to our sales house, together with the provision by Video International of related software maintenance and analytical support and consulting services. Our sales house is responsible for all of our national and regional advertising sales, with the exception of advertising sales to local clients of our regional stations, which continue to be made through Video International. See "—Our Agreements with Video International" below and "Item 1A. Risk Factors—Recent changes to the Russian law "On Advertising" fundamentally have changed the way in which we sell advertising, which could adversely affect our business, financial condition and results of operations."

Current Russian law limits the amount of time that a broadcaster may devote to advertising to no more than 15% of any broadcasting hour. In Kazakhstan, the maximum airtime available for advertising is limited to no more than 20% of total broadcasting time each day.

Because advertisers often seek to reach particular demographic groups, including particular ages and genders, they will often base their advertising placement decisions on ratings among such groups, rather than among the overall population. CTC's advertising has generally been placed on the basis of our ratings in CTC's target audience, the 6-54 year-old demographic; Domashny's advertising has generally been placed on the basis of our ratings in Domashny's target audience, 25-60 year-old women; and DTV's advertising has generally been placed on the basis of our ratings in DTV's target audience, 25-54 year-old viewers.

We generally derive no direct revenues from our independent affiliates. These independent affiliates broadcast our network signal in their local areas in exchange for the right to broadcast local advertising during designated time windows, from which they derive their own revenues. We also pay fees to some of our independent affiliates in exchange for broadcasting our network signals. By providing us with a means of expanding our broadcast coverage with limited investment on our part, these independent affiliates help to increase our audience share and ratings, thereby indirectly increasing our national advertising revenues.

Television advertising sales vary over the course of the year. As a result of seasonal trends in viewing, the broadcasting industry generally achieves a greater proportion of advertising revenues in the fourth quarter. In 2010 approximately 36% of our total annual advertising revenues was generated in the fourth quarter, as compared to the fourth quarter of 2009 and 2008, in which we generated 36% and 29%, respectively, of our total annual advertising revenues.

Generally, our ability to grow our revenues depends primarily on increases in the price of our advertising, which is sold primarily in rubles, demand for advertising and our ability to increase our advertising inventory by increasing our audience shares.

Our Agreements with Video International

Historically, we had several agency agreements with Video International for the placement of advertising on each of our Russian networks and each of our Russian Television Station Groups. An amendment to the Russian advertising law that became effective from January 1, 2011 prohibited us from entering into agreements with an advertising sales house that controls more than 35% of the Russian television advertising market, such as Video International. In order to bring our cooperation with Video International into compliance with the new legislation, we terminated all of our agency agreements with Video International, effective December 31, 2010, and have developed a new structure for the sale of our advertising going forward, as described below.

In November 2010, we entered into a new agreement with Video International to govern our cooperation in the area of television advertising sales, effective January 1, 2011. Under the terms of this agreement, our sales house received a license to use Video International's proprietary advertising software package (including modules such as Automated System for the Placement of Television Advertising, Automated Document Management System, and Media Calculator). In addition, the Video International group provides a number of supporting services related to maintenance of the software package, such as technical support and consulting along with integration of the software; as well as Russian advertising market analytical services including forecasts, market surveys and research. In particular, Video International provides detailed analysis of the Russian television market, including audience share and advertising market dynamics.

Under the terms of this agreement, we will pay Video International both fixed license fees for the use of the software package and variable service fees, which depend on the amount of services rendered. The aggregate amount of compensation payable is calculated on the basis of our Russian channels' television advertising revenues (including network revenues and the revenues from regional advertising placed by Moscow-based clients, but excluding revenues from social advertising and some sponsorship revenues, as well as placement by Video International of national advertising by certain of its subsidiaries). We expect that the overall compensation payable to Video International annually will be in the range of 10% to 12% of our Russian channels' advertising revenues. The parties have also agreed that the compensation payable to Video International under the new agreement may be decreased by the mutual consent of the parties on an annual basis.

The new agreement has a five-year term, running through the end of 2015, and may be unilaterally terminated by either party effective January 1st of any year during the term without penalty, provided that such party provides written notice of termination not later than 180 days before such date. In addition, we have the exclusive right to terminate the agreement unilaterally under certain defined circumstances in the event that our advertising sales under-perform the overall Russian television advertising market by specified margins. In the event of termination on such grounds, the parties have also agreed on an option to seek to negotiate an amendment to the financial terms of the agreement should they desire to continue their cooperation. In any other case of early termination, the terminating party will be required to pay to the other party compensation in an amount approximately equal to the aggregate fees payable under this agreement in respect of the six calendar months prior to such termination.

In addition to the agreement between our sales house and Video International described above, a number of our owned-and-operated regional stations have also signed definitive agency agreements with local subsidiaries of Video International with respect to advertising sales to local clients. Under the terms of such agreements, we pay Video International a commission fee set as a percentage of the actual gross revenues received from advertising sales by the relevant local station. The aggregate headline commission payable to Video International under such agreements annually is 12% of the regional station's total gross advertising revenues, including VAT. The parties have also agreed that the commission payable to Video International under those agreements may be subject to reduction upon mutual consent of the parties on an annual basis.

The agreements are terminable either by mutual written agreement, or unilaterally by giving 180 calendar days' notice. As compensation for early termination, the terminating party must pay the other party a forfeit fee based on a certain percentage of the regional station's actual gross revenues for the six full calendar months preceding the termination date. Such forfeit fee will be subject to further negotiations between the parties and may be subject to adjustment.

We understand that such agency agreements for the direct placement of local advertising by Video International continue to be in compliance with the amended Russian advertising law since the aggregate volume of our local sales through Video International will not exceed 4% of our Russian advertising sales, and accordingly we understand that Video International will not exceed the 35% share limit established by the amended law in respect of the regional market.

We also have an agreement with Video International for the placement of advertising on Channel 31 expiring in 2015. Under the Channel 31 agreement, the commission rate payable by us is fixed at 13.0% of gross advertising sales in 2011, 12.5% of gross advertising sales in 2012, and 12.0% of gross advertising sales in years 2013 through 2015.

New Lease Agreement

On December 30, 2010, we entered into two definitive lease agreements in respect to our new headquarters facilities in Moscow. These leases have retroactive effect from November 17, 2010. The two lease agreements cover separate floors in the building, and contain identical terms, other than with respect to the premises covered and the applicable aggregate lease and other payments.

Pursuant to these two lease agreements we are leasing an aggregate of 7,000 square meters of office space in central Moscow. The leases have 10-year initial terms and we have the right to extend their term for an additional 10-year period, at the then current market rate. The base rent amounts to $443 per square meter per year (at exchange rate as of December 31, 2010), for a total of approximately $3.1 million per year inclusive of all taxes and levies and exclusive of VAT. The base rent for the first year starting November 17, 2010 ending November 16, 2011 is $420 per square meter per year (at exchange rate as of December 31, 2010), thus the total amount of the rent for such first year will be approximately $2.9 million. The lessors may unilaterally increase the base rent once a year by a maximum of 4% of the rate effective as of the date of the increase, starting from the fourth anniversary of the respective lease agreement.

Under the terms of these lease agreements, we have agreed to conclude a maintenance services agreement with the building managing company, at an aggregate annual rate of approximately $0.3 million, exclusive of VAT, for each of the first three years; such amount does not include utilities. After the third anniversary of the maintenance service agreement, the parties have the right to renegotiate maintenance prices. We have an expansion option and a right of first offer on any additional space that becomes available in the building at the then-current market rent.

We are currently in the process of negotiating leases for additional space of approximately 2,100 square meters in this office facility.

Recent Acquisitions and Disposals

In January 2010, we sold our 100% interest in a Kazakh radio station for total cash consideration of approximately $2.0 million.

In October 2010, we acquired the remaining 48% interest in a Kazan television station for cash consideration of approximately $1.5 million. Also in October 2010, we acquired a 100% interest in an Atchinsk television station for approximately $1.6 million.

In December 2010, we acquired a 100% interest in a television station in St. Petersburg. As consideration for the acquisition, we paid $0.4 million in cash and assumed indebtedness of $7.6 million owed by that station. Also in December 2010, we acquired a 100% interest in television stations in Perm, Archangelsk and Severodvinsk, for total cash consideration of $8.6 million.

Also during 2010, we acquired a 10% interest in Belgorod television station and a 10% interest in a television station broadcasting in Balakovo, Severodvinsk, Pervouralsk and Novocherkassk for total cash consideration of $0.4 million, and signed preliminary agreements to purchase an additional 80% and 90% of these stations, respectively, for approximately $3 million. In addition, during 2010, we signed preliminary agreements to purchase several other regional stations for total cash consideration of approximately $10 million. In February 2011, we completed an acquisition of a television station in Tomsk for cash consideration of $4.5 million.

Credit Facility Agreement

In 2008, we entered into a credit facility agreement (the "Credit Facility Agreement") to borrow $135 million and drew-down the full amount. We applied all of the proceeds of such draw-down to repay in full the promissory note issued to an affiliate of MTG in connection with our acquisition of the DTV Group and to satisfy the DTV Group's indebtedness due to MTG.

As of December 31, 2009, the amount outstanding under the Credit Facility Agreement and interest accrued thereon was $28.3 million. We repaid all amounts outstanding under the Credit Facility Agreement on March 22, 2010.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the year ended December 31, 2010. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

Programming rights

Our largest operating expense consists of the amortization of the cost of obtaining programming rights. Programming rights are stated at the lower of their amortized cost or net realizable value. We record the cost of acquired programming rights as an asset only after we have the rights that give us immediate access to the materials needed to broadcast the related program.

Since we completed the acquisition of our production companies in the second quarter of 2008, programming rights also include internally produced programming. The cost of such programming includes expenses related to the acquisition of format rights, direct costs associated with production and capitalized overhead. We capitalize production costs, including costs of individuals or departments with exclusive or significant responsibility for the production of programming that can be allocated to such particular programming, as a component of film costs. Internally-produced programming is reported at the lower of amortized cost or fair value.

Purchased program rights are classified as current or non-current assets based on anticipated usage. Internally produced programming is classified as non-current.

We amortize programming based on expected revenue generation patterns, based on the proportion that current estimated revenues bear to the estimated remaining total lifetime revenues. These estimates are periodically reviewed and adjustments, if any, will result in changes to programming amortization rates, or possibly the recognition of impairment charges to the consolidated statement of income (loss). Such write-downs establish a new cost basis for programming rights.

We recognized impairment charges on our programming rights of $16.6 million, $14.9 million and $33.8 million for 2008, 2009 and 2010, respectively.

Stock-based compensation expense

We have several stock-based compensation programs. See "Item 8. Financial Statements and Supplementary Data—Note 13, Stockholders' Equity" for a discussion of these programs.

We estimate the fair value of stock options at the date of grant using the Black-Scholes option pricing model. The Black-Scholes pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics than our employee stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. These subjective assumptions include expected volatility, the expected life of the options, future employee turnover rates, future employee stock option exercise behavior and the fair value of our common stock on the date of grant. Since our IPO in June 2006, we determine the fair value of our common stock by using closing prices as quoted on the NASDAQ Global Select Market. Performance-based nonvested share awards require management to make assumptions regarding the likelihood of achieving the set goals.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to change in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of our stock-based compensation.

Foreign currency translation

Substantially all of our Russian advertising revenues for 2008, 2009 and 2010 was denominated in rubles and we currently expect that these revenues will continue to be denominated principally in rubles for the foreseeable future. Accordingly, the functional currency of the Company's subsidiaries domiciled in Russia is the Russian ruble. The functional currency of the Channel 31 Group is the Kazakh tenge. Our reporting currency is the US dollar. Translation of financial statements into US dollars has been performed by using the current rate method. We translate assets and liabilities at the rate of exchange prevailing at the applicable balance sheet date and stockholders' equity is translated at the applicable historical rate. We translate revenue and expenses at monthly average rates of exchange. Translation gains and losses are included as part of accumulated other comprehensive income.

Accounting for acquisitions; goodwill and other intangible assets

In accordance with accounting for business combinations, we allocate the purchase price of our acquisitions to all the assets acquired and liabilities assumed based on their estimated fair values. On January 1, 2009, we adopted new guidance on business combinations. The new guidance changes the accounting treatment for certain specific acquisition-related items including expensing acquisition related costs as incurred and valuing noncontrolling interests at fair value at the acquisition date. In addition, after the adoption of the new accounting guidance, reversals of tax contingencies related to our acquisitions are recorded in our consolidated statements of income (loss) and not as an adjustment to goodwill.

The fair value assigned to intangible assets acquired is supported by valuations using estimates and assumptions provided by management. If we had made different estimates, the amount of the purchase price attributable to intangible assets and goodwill would have changed, resulting in changes to the annual amortization charge recorded in our consolidated statements of income (loss) as well as reclassifications between goodwill and different types of intangible assets.

In accordance with our policy on intangible assets, we review the estimated useful lives of these assets on an ongoing basis.

We evaluate goodwill and other intangible assets with indefinite lives for impairment annually or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review are under-performance of operating segments or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. Therefore, our judgment as to the future prospects of each business has a significant impact on our reported results and financial condition.

Our annual assessment of the carrying values of goodwill and other intangible assets with indefinite lives is based on discounted projected future cash flows. See "Item 8. Financial Statements and Supplementary Data—Note 2, Basis of Presentation and Summary of Significant Accounting Policies." In 2008 we recorded noncash impairment losses totaling $232.7 million related to intangible assets recorded in connection with acquisitions completed in 2008. In 2009 we recorded noncash impairment losses totaling $18.7 million related to broadcasting licenses. We performed our annual impairment review in the fourth quarter of 2010, which did not result in any further impairment charges. We consider all current information in respect of determining the need for or calculating the amount of any impairment charge, however, future changes in events or circumstances, such as changes in the economy, transition to digital broadcasting, decreases in our audience shares or ratings, increased competition from cable providers, or changes in the audience measurement system, could result in decreases in the fair value of our intangible assets and require us to record additional impairment losses that could have a material adverse impact on our net income. See "Item 1A. Risk Factors—A significant portion of our total assets are intangibles assets with indefinite lives that we do not amortize. If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our net income."

Tax provisions and valuation allowance for deferred tax assets

Our actual Russian taxes may be in excess of the estimated amount paid to date or accrued at December 31, 2010 due to ambiguities in, and evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. For further information on tax contingencies see "Item 8. Financial Statements and Supplementary Data—Note 12, Income Taxes and Note 15, Commitments and Contingencies".

We record valuation allowances related to tax effects of deductible temporary differences and loss carryforwards when, in the opinion of management, it is more likely than not that the respective tax assets will not be realized. Changes in our assessment of the probability of realization of deferred tax assets may affect our effective income tax rate.

Significant judgment is required to determine when income tax provisions should be recorded and, when facts and circumstances change, when such provisions should be released. Although we believe that our judgments and estimates are reasonable, actual results could differ, and we may be exposed to impairment charges that could be material.

Results of Operations

The following table presents our historical consolidated operating results as a percentage of total operating revenues for the periods indicated:

Consolidated statement of income data

	Year ended December 31,		
	2008	2009	2010
REVENUES:			
Advertising	97.4%	95.6%	93.5%
Sublicensing and own production revenue	2.2	4.1	6.3
Other revenue	0.4	0.2	0.2
Total operating revenues	100.0	100.0	100.0
EXPENSES:			
Direct operating expenses (exclusive of amortization of programming rights and sublicensing rights, shown below, exclusive of depreciation and amortization and exclusive of stock-based compensation)	(5.7)	(6.3)	(6.2)
Selling, general and administrative (exclusive of depreciation and amortization; exclusive of stock-based compensation)	(12.2)	(11.6)	(11.6)
Stock-based compensation expense	(2.5)	(9.4)	(5.7)
Amortization of programming rights	(34.5)	(35.2)	(38.6)
Amortization of sublicensing rights and own production cost	(1.3)	(1.3)	(1.2)
Depreciation and amortization (exclusive of amortization of programming rights, sublicensing rights and own production cost)	(2.1)	(2.3)	(2.3)
Impairment loss	(36.3)	(3.7)	—
Total operating expenses	(94.7)	(69.9)	(65.6)
Operating income	5.3	30.1	34.4
Foreign currency gains (losses)	(4.5)	(0.9)	0.3
Interest income	1.0	1.2	1.0
Interest expense	(1.5)	(1.4)	(0.2)
Other non-operating income, net	0.1	0.2	0.5
Equity in income of investee companies	0.2	0.1	0.1
Income before income tax	0.7	29.4	36.1
Income tax expense	(3.1)	(9.0)	(11.0)
Consolidated net income (loss)	(2.4)	20.4	25.1
(Income) loss attributable to noncontrolling interest	5.9	(0.5)	(0.9)
Net income attributable to CTC Media, Inc. stockholders	3.5%	19.8%	24.2%

In February 2008, we acquired our interest in the Channel 31 Group. In April 2008, we acquired DTV Group and the two production companies that comprise our Production Group. As a result, our operating results for the year ended December 31, 2008 include the operations of the Channel 31 Group for ten months and the operations of the DTV Group and the Production Group for nine months.

Comparison of Consolidated Results of Operations for the Years ended December 31, 2008, 2009 and 2010

Total operating revenues

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$417,130	$329,048	$389,659
Change period-to-period	—	*(21.1)%*	*18.4%*
Domashny Network	64,155	50,679	65,968
Change period-to-period	—	*(21.0)%*	*30.2%*
DTV Network	35,884	40,552	47,146
Change period-to-period	—	*13.0%*	*16.3%*
CTC Television Station Group	96,737	65,347	73,380
Change period-to-period	—	*(32.4)%*	*12.3%*
Domashny Television Station Group	17,072	10,232	12,806
Change period-to-period	—	*(40.1)%*	*25.2%*
DTV Television Group	5,437	3,979	3,831
Change period-to-period	—	*(26.8)%*	*(3.7)%*
CIS Group	10,930	11,020	12,590
Change period-to-period	—	*0.8%*	*14.2%*
Production Group	47,615	53,504	46,448
Change period-to-period	—	*12.4%*	*(13.2)%*
Eliminations and other	(54,789)	(58,248)	(50,543)
Total	$640,171	$506,113	$601,285
Change period-to-period	—	*(20.9)%*	*18.8%*

Our total operating revenues decreased by 20.9% when comparing 2009 to 2008, and grew by 18.8% when comparing 2010 to 2009.

Our operating revenues, a significant majority of which comes from advertising, tend to reflect overall economic conditions. Beginning in the second half of 2008, Russia, like many other countries, experienced economic instability. As a result, total television advertising spending in Russia was adversely affected, which was the key factor in the decline in our operating results when comparing 2009 to 2008. Also contributing to the decline was a reduction in the size of the advertising market in Kazakhstan resulting from a downturn in its economy. The decline in our operating results was partially offset by acquisitions made in 2008, primarily the DTV Group, which were included in our results of operations for only a portion of 2008 but for all of 2009. See "Item 1A. Risk Factors—We derive almost all of our revenues from the sale of advertising, which is sensitive to broader economic conditions. Our revenues may substantially decrease if the economic environment deteriorates in Russia or other CIS countries in which we operate." A significant majority of our advertising revenue is denominated in Russian rubles. Starting in August 2008, the value of the Russian ruble began to depreciate materially against the US dollar and, as a result, our reported revenues in the last five months of 2008 were materially adversely impacted. In 2009, the ruble depreciated further against the US dollar. On average year-on-year, the exchange rate of the ruble against the dollar was 22% lower in

2009 than in 2008. We estimate that this depreciation resulted in decreases of approximately 20.8% in our US dollar reported advertising revenues when comparing 2009 to 2008.

The increase in our total operating revenues when comparing 2010 to 2009 reflects the renewed growth of the Russian television advertising market as the broader recovery took hold, resulting in higher advertising rates starting from the third quarter of 2010 compared to 2009, and increased sellout. In addition, the increase in our revenues when comparing 2010 to 2009 was partially due to the appreciation of the Russian ruble against the US dollar. On average year-on-year, the exchange rate of the ruble against the dollar was 4.5% higher in 2010 than in 2009. We estimate that this appreciation resulted in increases of approximately 3.5% in our US dollar reported advertising revenues when comparing 2010 to 2009.

In December 2009, the "Law on Advertising" was amended (effective in 2011) to prohibit federal TV broadcasters from signing agency agreements with media sales houses that hold a TV advertising market share greater than 35%. In response to the amendment in Russian advertising law, we established our own sales house, which serves as the exclusive advertising sales agent for all of our networks in Russia from January 1, 2011. We have also agreed a new model of cooperation with Video International. See "—Television Advertising Sales," and "—Our Agreements with Video International."

Advertising revenues

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$398,364	$305,511	$353,419
Change period-to-period	—	*(23.3)%*	*15.7%*
Domashny Network	64,077	50,628	65,615
Change period-to-period	—	*(21.0)%*	*29.6%*
DTV Network	35,810	40,550	44,941
Change period-to-period	—	*13.2%*	*10.8%*
CTC Television Station Group	94,893	63,864	71,444
Change period-to-period	—	*(32.7)%*	*11.9%*
Domashny Television Station Group	13,760	8,178	10,288
Change period-to-period	—	*(40.6)%*	*25.8%*
DTV Television Group	5,058	3,850	3,800
Change period-to-period	—	*(23.9)%*	*(1.3)%*
CIS Group	10,657	10,767	12,482
Change period-to-period	—	*1.0%*	*15.9%*
Production Group	717	773	497
Change period-to-period	—	*7.8%*	*(35.7)%*
Eliminations and other	—	(176)	(384)
Total	$623,336	$483,945	$562,102
Change period-to-period	—	*(22.4)%*	*16.1%*

We recognize advertising revenues in the period that the corresponding advertising spots are broadcast. Our advertising revenue is recorded net of VAT and sales commissions.

Starting from 2011 our model of cooperation with Video International at the network level has changed and we no longer pay sales commissions to Video International. Under the terms of our new agreement we have a license to use Video International's proprietary advertising software package. In addition, the Video International group provides a number of support services related to maintenance of the software package, such as technical support and consulting along with integration of the software; as well as Russian advertising market analytical services including forecasts, market surveys and research. Under the terms of this agreement, we pay Video International both fixed license fees for the use of the software package and variable service fees, which depend on the amount of services rendered. The aggregate amount of compensation payable is calculated on the basis of our Russian channels' television advertising revenues (including network revenues and the revenues from regional advertising placed by Moscow-based clients, but excluding revenues from social advertising and some sponsorship revenues, as well as placement by Video International of federal advertising of certain of its subsidiaries). Under our new arrangements with Video International, we expect that the overall compensation payable to Video International annually will be in the range of 10% to 12% of our Russian channels' advertising revenues, which will include the software license fees and all fees for services rendered by Video International. For more details see "—Our Agreements with Video International." Such compensation payable to Video International from the beginning of 2011 will be included within selling, general and administrative expenses in our income statement, and therefore will result in a material increase in the amount of both our advertising revenues and selling, general and administrative expense at our networks and Station Groups as compared to previous periods.

Because advertisers often seek to reach particular demographic groups, including particular ages and genders, they will often base their advertising placement decisions on ratings among such groups, rather than among the overall population. CTC Network's advertising is generally placed on the basis of our ratings in CTC's target audience, the 6-54 year-old demographic; the Domashny Network's advertising is generally placed on the basis of our ratings in Domashny's target audience, 25-60 year-old women; and the DTV Network's advertising is generally placed on the basis of our ratings in DTV's target audience, 25-54 year-old viewers. The overall audience share among the entire viewing population (considered to be those age 4 and older, or "4+") is used to compare our ratings with those of other channels.

TNS Russia recently made changes to the relative weighting of the cities in the panel of cities in which audience numbers are measured, which became effective January 1, 2011. Based on our analysis, this re-weighting may result in a decrease in the audience share of our channels, which may have a negative effect our advertising revenues. See "Item 1A. Risk Factors—Changes in the method of measuring television audiences have at times in the past resulted, and may again in the future result, in decreases in our audience share and ratings."

CTC Network. Advertising revenues for the CTC Network decreased when comparing 2009 and 2008 by 23.3%, principally due to the depreciation of the Russian ruble against the US dollar and, to a lesser extent, due to decreased advertising rates, partially offset by increases in target audience share. Advertising revenues for the CTC Network increased when comparing 2010 to 2009 by 15.7%, principally due to increases in advertising prices in the second part of 2010, increased sellout, increased sponsorship revenues, and appreciation of the Russian ruble against the US dollar. The increase in 2010 in advertising revenues was partially offset by decreased audience share. The average target audience share of the CTC Network was 11.8%, 12.2%, and 11.9%, respectively, in 2008, 2009 and 2010. The average overall audience share of the CTC Network was 9.0% in each of 2008 and 2009, and 8.5% in 2010. In addition to the change noted above, effective January 1, 2009, the audience measurement system in Russia was modified in response to an updated census that demonstrated changes in Russia's demographics. We estimated that such modification in the audience measurement system decreased CTC's target audience share by approximately 0.7 percentage points, which has negatively affected CTC's advertising revenues. This decrease was offset by the better performance of our programming in 2009. The decrease in target audience share when comparing 2010 to 2009 was primarily the result of relative underperformance of certain of our programming.

Domashny Network. Advertising revenues for the Domashny Network decreased when comparing 2009 to 2008 by 21.0%, principally due to the depreciation of the Russian ruble against the US dollar, and, to a lesser extent, due to decreased advertising rates, partially offset by increased target audience share. The increase in advertising revenues for the Domashny Network when comparing 2010 to 2009 of 29.6% was principally due to increased audience share, increased sellout, increases in advertising prices in the second half of 2010, and appreciation of the Russian ruble against the US dollar. In addition to the factors noted above, advertising revenue for this segment increased during both 2009 and 2010 due to the reallocation of advertising time from Domashny Television Station Group to Domashny Network from July 2009 (discussed below). The average target audience share of the Domashny Network was 2.8%, 2.9% and 3.1% in 2008, 2009 and 2010, respectively. The average overall audience share of the Domashny Network was 2.2% in each of 2008 and 2009, and 2.3% in 2010. The increase in the target audience share when comparing the periods under review was primarily the result of better performance of our programming.

DTV Network. The DTV Network contributed $35.8 million and $40.6 million, respectively, to our consolidated advertising revenues, amounting to 5.7% and 8.4%, respectively, of our consolidated advertising revenues for 2008 and 2009. Advertising revenues for the DTV Network increased when comparing 2010 and 2009 by 10.8%, principally due to increases in advertising rates, increased sellout, appreciation of the Russian ruble against the US dollar and reallocation of advertising time from DTV Television Station Group to DTV Network (discussed below), partially offset by decreased audience share. The average target audience share of the DTV Network was 1.8%, 2.2% and 2.1%, respectively, during 2008, 2009 and 2010. The average overall audience share of the DTV Network was 1.8%, 2.0% and 1.9%, respectively, in 2008, 2009 and 2010. The increase in the target audience share when comparing 2009 to 2008 was primarily the result of better performance of our programming. The decrease in our audience share when comparing 2010 to 2009 was primarily the result of increased competition and relative underperformance of certain programming. If DTV's audience shares or ratings were to fall as a result, for example, of additional competitive pressures or the underperformance of key programs, this could result in a decrease in the fair value of the respective reporting units and/or broadcasting licenses. See "Risk Factors—A significant portion of our total assets are intangibles assets with indefinite lives that we do not amortize. If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our net income."

Television Station Groups. Advertising revenues of the CTC Television Station Group decreased by 32.7% when comparing 2009 to 2008, and increased 11.9% when comparing 2010 to 2009. Advertising revenues of the Domashny Television Station Group decreased by 40.6% when comparing 2009 to 2008, and increased by 25.8% when comparing 2010 to 2009. The DTV Television Station Group contributed $5.1 million, $3.9 million, and $3.8 million, respectively, to our consolidated advertising revenues, amounting to 0.8% of our consolidated advertising revenues for 2008 and 2009 and to 0.7% of our consolidated advertising revenues for 2010.

The decrease in advertising revenues of our Television Station Groups when comparing 2009 to 2008 was principally due to depreciation of the Russian ruble against the US dollar and decreased advertising rates. Also, the decrease in advertising revenues in the Domashny Television Station Group was partially due to reallocation of advertising time to the Domashny Network. This reallocation decreased the portion of advertising time available to independent affiliates and owned-and-operated stations from 30% to 25% in response to continued decrease in regional advertising spending.

The increase in advertising revenues of our CTC Television Station Groups when comparing 2010 to 2009 was principally due to increases in advertising rates, increased sellout and appreciation of the Russian ruble against the US dollar, partially offset by decrease in audience share.

The increase in advertising revenues of our Domashny Television Station Group when comparing 2010 to 2009 was principally due to increased advertising rates, increased sellout and appreciation of the Russian ruble against the US dollar, partially offset by the reallocation of advertising time to the Domashny Network from July 2009. This reallocation decreased the portion of advertising time available to independent affiliates and owned-and-operated stations from 30% to 25%.

The decrease in advertising revenue of our DTV Television Station Group when comparing 2010 to 2009 was primarily due to a decrease in audience share and the reallocation of advertising time to the DTV Network from May 2009. This reallocation decreased the portion of advertising time available to independent affiliates and owned-and-operated stations from 30% to 25%. The decrease in this segment's advertising revenue was partially offset by increases in advertising rates and appreciation of the Russian ruble against the US dollar.

CIS Group. CIS Group contributed $10.7 million, $10.8 million and $12.5 million, respectively, or 1.7%, 2.2% and 2.2%, respectively, to our consolidated advertising revenues for 2008, 2009 and 2010. Channel 31 Group contributed a majority of the revenues of this segment for this period. The increase in the advertising revenues of this segment when comparing 2010 to 2009 of 15.9% was primarily due to increased sellout, partially offset by the loss of revenues due to the sale of radio station in January 2010.

Sublicensing, own production and other revenues

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$ 18,766	$ 23,538	$ 36,240
Change period-to-period	—	*25.4%*	*54.0%*
DTV Network	73	2	2,204
Change period-to-period	—	*(97.3)%*	*100%*
CTC Television Station Group	1,845	1,597	2,050
Change period-to-period	—	*(13.4)%*	*28.4%*
Domashny Television Station Group	3,312	2,054	2,518
Change period-to-period	—	*(38.0)%*	*22.6%*
Production Group	46,898	52,731	45,951
Change period-to-period	—	*12.4%*	*(12.9)%*
Eliminations and other	(54,059)	(57,754)	(49,780)
Total	$ 16,835	$ 22,168	$ 39,183
Change period-to-period	—	*31.7%*	*76.8%*

Networks. Our sublicensing, own production and other revenues at our CTC Network increased by 25.4% when comparing 2009 to 2008, mainly due to increases in revenues from sales of certain programming to Ukraine and Belarus, partially offset by a decrease in sales of certain Russian mini-series to First Channel in Russia and decreases in intercompany sales to other segments. Our sublicensing, own production and other revenues at our CTC Network increased by 54.0% when comparing 2010 to 2009, mainly due to increased sales of certain programming to Ukraine, partially offset by decreases in intercompany sales to the CIS Group and by non-recurring revenues received in 2009 from the theatrical release of a motion picture produced by us. At DTV Network, our sublicensing revenues in 2010 represented revenues from sales of Russian series to Ukraine.

Television Station Groups. Other revenues for the CTC and Domashny Television Station Groups primarily represent fees received for transmission. The Domashny Television Station Group's other revenues were primarily generated by leasing space and production equipment at its Moscow facility to other group companies and to third-party production companies. A significant portion of the Television Station Groups' other revenues are eliminated in consolidation.

Production Group. The substantial majority of own production revenues for the Production Group represent sales of in-house produced programming to our networks. These revenues are eliminated in consolidation.

Eliminations and other. We eliminate inter-company revenues from sublicensing, own production and other revenues. These intercompany revenues consist primarily of programming rights sold by our Production Group to our networks and programming rights sold by CTC Network to the CIS Group.

Total operating expenses

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$(209,748)	$(168,559)	$(209,929)
Change period-to-period	—	*(19.6)%*	*24.5%*
Domashny Network	(45,287)	(35,767)	(48,219)
Change period-to-period	—	*(21.0)%*	*34.8%*
DTV Network	(28,597)	(24,093)	(42,266)
Change period-to-period	—	*(15.7)%*	*75.4%*
CTC Television Station Group	(36,354)	(40,521)	(22,342)
Change period-to-period	—	*(11.5)%*	*(44.9)%*
Domashny Television Station Group	(14,520)	(10,332)	(9,333)
Change period-to-period	—	*(28.8)%*	*(9.7)%*
DTV Television Group	(95,247)	(7,919)	(9,596)
Change period-to-period	—	*(91.7)%*	*21.2%*
CIS Group	(150,643)	(13,228)	(12,650)
Change period-to-period	—	*(91.2)%*	*(4.4)%*
Production Group	(42,314)	(46,983)	(45,403)
Change period-to-period	—	*11.0%*	*(3.4)%*
Eliminations and other	16,720	(6,237)	5,571
Total	$(605,990)	$(353,638)	$(394,167)
Change period-to-period	—	*(41.6)%*	*11.5%*
% of total operating revenues	*94.7%*	*69.9%*	*65.6%*

Our total operating expenses as a percentage of operating revenues amounted to 94.7%, 69.9% and 65.6% in 2008, 2009 and 2010, respectively. Our total operating expenses in 2008 and 2009 were affected by noncash impairment losses of $232.7 million and $18.7 million, respectively. Excluding impairment losses, our total operating expenses, as a percentage of operating revenues, increased when comparing 2009 and 2008 due to increases, as a percentage of operating revenues, in direct operating expenses, selling, general and administrative expenses, amortization of programming rights, and depreciation and amortization expense. Our total operating expenses, as a percentage of operating revenues, decreased when comparing 2010 and 2009 due to decreases, as a percentage of operating revenues, in direct operating expenses, stock-based compensation expenses and amortization of sublicensing rights and own production cost, partially offset by increases, as a percentage of operating revenues, in amortization of programming rights.

Direct operating expenses

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$ (8,723)	$ (6,964)	$ (9,178)
Change period-to-period	—	*(20.2)%*	*31.8%*
Domashny Network	(4,188)	(4,645)	(6,716)
Change period-to-period	—	*10.9%*	*44.6%*
DTV Network	(3,140)	(3,562)	(4,212)
Change period-to-period	—	*13.4%*	*18.2%*
CTC Television Station Group	(9,493)	(6,758)	(7,580)
Change period-to-period	—	*(28.8)%*	*12.2%*
Domashny Television Station Group	(5,437)	(3,556)	(4,277)
Change period-to-period	—	*(34.6)%*	*20.3%*
DTV Television Group	(3,918)	(3,405)	(3,963)
Change period-to-period	—	*(13.1)%*	*16.4%*
CIS Group	(1,924)	(2,186)	(1,901)
Change period-to-period	—	*13.6%*	*(13.0)%*
Production Group	(2,052)	(2,439)	(2,374)
Change period-to-period	—	*18.9%*	*(2.7)%*
Eliminations and other	2,213	1,427	2,654
Total	$(36,662)	$(32,088)	$(37,547)
Change period-to-period	—	*(12.5)%*	*17.0%*
% of total operating revenues	*5.7%*	*6.3%*	*6.2%*

Networks. At the network level, direct operating expenses principally comprise the salaries of our networks' engineering, programming and production staff, satellite transmission fees and networks affiliation costs.

Direct operating expenses at the CTC Network as a percentage of this segment's total operating revenues were 2.1%, 2.1% and 2.4%, respectively, in 2008, 2009 and 2010. In absolute terms, direct operating expenses at the CTC Network decreased, when comparing 2009 and 2008, mainly due to our accrual in 2008 of prepayments of programming rights that we determined to be not recoverable and the depreciation of the Russian ruble against the US dollar. The increase in direct operating expenses at the CTC Network, when comparing 2010 and 2009, was mainly due to annual raises in salaries and benefits, the reversal of a provision related to prepayments of certain programming rights recognized in 2009 and appreciation of the Russian ruble against the US dollar.

Direct operating expenses at the Domashny Network as a percentage of this segment's total operating revenues were 6.5%, 9.2% and 10.2%, respectively, in 2008, 2009 and 2010. The increase in direct operating expenses at the Domashny Network in absolute terms, when comparing 2009 and 2008, was mainly due to the increase in network affiliation expenses offset by the depreciation of the Russian ruble against the US dollar. The increase in direct operating expenses at the Domashny Network in absolute terms, when comparing 2010 and 2009, was mainly due to increases in network affiliation expenses, annual raises in salaries and benefits, and appreciation of the Russian ruble against the US dollar.

At the DTV Network, direct operating expenses as a percentage of this segment's total operating revenues were 8.8%, 8.8% and 8.9%, respectively, in 2008, 2009 and 2010. The increase in direct operating expenses at the DTV Network in absolute terms, when comparing 2010 and 2009, was primarily due to annual raises in salaries and benefits, increases in network affiliation expenses, and appreciation of the Russian ruble against the US dollar.

We expect our direct operating expenses at the networks to increase as a result of planned increases in fees that we expect to pay to certain of our independent affiliates in exchange for broadcasting our network signals.

Television Station Groups. At the Television Station Group level, direct operating expenses consist primarily of transmission and maintenance costs and payroll expenses for engineering, programming, production and distribution staff. Direct operating expenses at our Television Station Groups are materially higher as a percentage of those segments' total operating revenues compared to the networks because we bear the transmission costs of our owned-and-operated stations.

For the CTC Television Station Group, direct operating expenses as a percentage of that segment's total operating revenues amounted to 9.8%, 10.3% and 10.3%, respectively, in 2008, 2009 and 2010. The increase in direct operating expenses as a percentage of revenues at the CTC Television Station Group, when comparing 2009 and 2008, was a result of decreased revenues partially offset by a decrease in headcount. The increase in direct operating expenses in absolute terms at the CTC Television Station Group, when comparing 2010 and 2009, was mainly due to increases in transmission fees.

For the Domashny Television Station Group, direct operating expenses as a percentage of that segment's total operating revenues amounted to 31.8%, 34.8% and 33.4%, respectively, in 2008, 2009 and 2010. For the Domashny Television Station Group the increase in direct operating expenses as a percentage of that segment's total operating revenues, when comparing 2009 and 2008, was mainly a result of decreased revenues and increases in transmission costs partially offset by a decrease in headcount. .The decrease in direct operating expenses as a percentage of that segment's total operating revenues, when comparing 2010 and 2009, was mainly a result of increased revenues, partially offset by increases in transmission fees.

For the DTV Television Station Group, direct operating expenses as a percentage of that segment's total operating revenues were 72.1%, 85.6% and 103.4%, respectively, during 2008, 2009 and 2010. For the DTV Television Station Group the increase in direct operating expenses as a percentage of that segment's total operating revenues, when comparing 2010 and 2009, was mainly due to the increases in transmission fees.

In addition to the factors noted above, when comparing 2009 and 2008, the decrease in the direct operating expenses of our Television Station Groups in absolute terms was due to the depreciation of the Russian ruble against the US dollar, while the increase in absolute terms at the Television Station Groups level, when comparing 2010 and 2009, reflected the appreciation of the Russian ruble against the US dollar.

In April 2007, the Ministry of Information Technologies and Communications of the Russian Federation (the "Russian Ministry of Telecommunications") requested evidence of the legal basis pursuant to which some cable television operators, including those carrying the signals of our networks, carry certain broadcasters' signals over their systems. As a result of this request, some of our cable television operators, including Mostelecom (which is the primary carrier of our networks' signals in Moscow), indicated that they might be required to begin charging us transmission fees for carrying our signals on their systems. We and representatives of other Russian broadcasters met with the Russian Ministry of Telecommunications to understand the ramifications of this inquiry. It was agreed that the broadcasters and cable television operators should try to resolve this issue independently, without involvement of the Russian Ministry of Telecommunication. While discussions continue on resolving this matter, to date, no such resolution has been reached. If we were required to pay transmission fees to these cable operators, our direct operating expenses would be increased, possibly materially.

CIS Group. For the CIS Group, direct operating expenses principally consist of transmission and maintenance costs and payroll expenses for technical, programming, production and distribution staff of the Channel 31 Group. Direct operating expenses at the CIS Group as a percentage of this segment's total operating revenues were 17.6%, 19.8% and 15.1%, respectively, during 2008, 2009 and 2010. The decrease in the direct operating expenses at the CIS Group as a percentage of this segment's total operating revenues, when comparing 2010 and 2009, was mainly due to decreases in headcount and increased revenues.

Production Group. For the Production Group, direct operating expenses principally comprise general production overhead.

Eliminations and other. We eliminate inter-company expenses from direct operating expenses. These inter-company expenses consist primarily of service fees charged to our networks by our Television Station Groups for the operation and maintenance of repeater transmitters.

Selling, general and administrative expenses

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$(15,785)	$(13,614)	$(21,001)
Change period-to-period	—	*(13.8)%*	*54.3%*
Domashny Network	(8,304)	(5,819)	(7,861)
Change period-to-period	—	*(29.9)%*	*35.1%*
DTV Network	(4,153)	(3,238)	(7,496)
Change period-to-period	—	*(22.0)%*	*131.5%*
CTC Television Station Group	(18,439)	(13,143)	(12,235)
Change period-to-period	—	*(28.7)%*	*(6.9)%*
Domashny Television Station Group	(6,504)	(3,565)	(3,539)
Change period-to-period	—	*(45.2)%*	*(0.7)%*
DTV Television Group	(1,100)	(1,185)	(1,544)
Change period-to-period	—	*7.7%*	*30.3%*
CIS Group	(5,932)	(4,394)	(2,753)
Change period-to-period	—	*(25.9)%*	*(37.3)%*
Production Group	(1,696)	(1,669)	(1,638)
Change period-to-period	—	*(1.6)%*	*(1.9)%*
Eliminations and other	(16,270)	(11,899)	(11,782)
Total	$(78,183)	$(58,526)	$(69,849)
Change period-to-period	—	*(25.1)%*	*19.3%*
% of total operating revenues	*12.2%*	*11.6%*	*11.6%*

Our selling, general and administrative expenses principally consist of advertising and promotion expenses; salaries and benefits; rent and utilities; audit, legal and other consulting fees; travel expenses; insurance costs and non-income taxes.

On December 30, 2010, we entered into two definitive lease agreements for new facilities in Moscow, pursuant to which we are leasing approximately 7,000 square meters of office space in an office building in central Moscow. These leases have retroactive effect from November 17, 2010. The leases are for a 10-year initial term and we have a right to extend the term for an additional 10 years, at the then current market rate. See "—New Lease Agreement." We recognized rental expense related to these leases of approximately $1.7 million in 2010, and expect to recognize approximately $3.4 million annually for 2011 - 2020 (at the US dollar/ruble exchange rate as of December 31, 2010). In addition to the lease payments described above, we are also required to pay technical costs arising from maintenance of the premises and some supplementary municipal services. We are also currently in the process of negotiating leases for additional space of approximately 2,100 square meters in this office facility.

Networks. Selling, general and administrative expenses of the CTC Network as a percentage of this segment's total operating revenues amounted to 3.8%, 4.1% and 5.4%, respectively, in 2008, 2009 and 2010. The increase in selling, general and administrative expenses as a percentage of revenues at the CTC Network, when comparing 2009 and 2008, reflects decreases in revenues. In absolute terms, selling, general and administrative expenses at the CTC Network decreased primarily as a result of the reversal of a provision for bad debts due to payments received and decreases in salaries and benefits resulting from the transfer of several senior managers to corporate headquarters, partially offset by an increase in rent expense. The increase in selling, general and administrative expenses at the CTC Network, when comparing 2010 and 2009, was mainly due to annual raises in salaries and benefits, increases in certain consulting costs and increases in rent and utilities expense due to the move to the new headquarters building.

Selling, general and administrative expenses of the Domashny Network as a percentage of this segment's total operating revenues amounted to 12.9%, 11.5% and 11.9%, respectively, in 2008, 2009 and 2010. The decrease in selling, general and administrative expenses as a percentage of revenues at the Domashny Network, when comparing 2009 and 2008, was primarily due to decreases in salaries and benefits resulting from the transfer of several senior managers to corporate headquarters, and decreases in advertising and promotion expense, partially offset by a decrease in revenues over the periods under review. The increase in selling, general and administrative expenses as a percentage of revenues at the Domashny Network, when comparing 2010 and 2009, was primarily due to annual raises in salaries and benefits and increases in advertising and promotion expenses.

Selling, general and administrative expenses of the DTV Network, as a percentage of this segment's total operating revenues, were 11.6%, 8.0% and 15.9%, respectively, in 2008, 2009 and 2010. The increase in selling, general and administrative expenses as a percentage of revenues at the DTV Network, when comparing 2010 and 2009, was primarily due to annual raises in salaries and benefits and increases in advertising and promotion expenses.

In addition to the factors noted above, the decrease in our selling general and administrative expenses of our networks in absolute terms, when comparing 2009 and 2008, was due to the depreciation of the Russian ruble against the US dollar. When comparing 2010 and 2009, the increase in reported selling general and administrative expenses in absolute terms at our Networks reflected the appreciation of the Russian ruble against the US dollar.

Television Station Groups. Selling, general and administrative expenses of the CTC Television Station Group as a percentage of this segment's total operating revenues amounted to 19.1%, 20.1% and 16.7%, respectively, in 2008, 2009 and 2010. The increase in selling, general and administrative expenses as a percentage of this segment's total operating revenues, when comparing 2009 and 2008, was primarily due to decreased operating revenues over those years, partially offset by a decrease in advertising and promotion expenses. In addition, the decrease in selling, general and administrative expenses, when comparing 2009 and 2008, was due to an adjustment in the earlier period for a change in our tax policy in respect of VAT related to advertising and promotion expenses, as well as a catch up adjustment related to this change for the three previous years for which we filed a revised tax declaration. The decrease in selling, general and administrative expenses as a percentage of this segment's total operating revenues, when comparing 2010 and 2009, was primarily due to increases in revenues.

Selling, general and administrative expenses of the Domashny Television Station Group as a percentage of this segment's total operating revenues amounted to 38.1%, 34.8% and 27.6%, respectively, in 2008, 2009 and 2010. The decrease in this expense as a percentage of this segment's total operating revenues, when comparing 2009 to 2008, was mainly due to a decrease in advertising and promotion expenses and decreases in headcount, partially offset by decreased revenues. The decrease in this expense as a percentage of this segment's total operating revenues, when comparing 2010 to 2009, was primarily due to increases in revenues.

Selling, general and administrative expenses of the DTV Television Station Group as a percentage of this segment's total operating revenues were 20.2%, 29.8% and 40.3%, respectively, in 2008, 2009 and 2010. The increase in this expense as a percentage of this segment's total operating revenues, when comparing 2010 to 2009, was mainly due to increases in advertising and promotion expense, as well as decreased revenues.

In addition to the factors noted above, when comparing 2009 and 2008, the decrease in our selling general and administrative expenses of our Television Station Groups in absolute terms was due to the depreciation of the Russian ruble against the US dollar, while the increase in absolute terms, when comparing 2010 and 2009, reflected the appreciation of the Russian ruble against the US dollar.

CIS Group. Selling, general and administrative expenses of our CIS Group consist primarily of payroll expenses related to sales, marketing, finance and administrative personnel, marketing expenses, consultancy and outside service expenses, office space rent expenses and utilities expenses of the Channel 31 Group. As a percentage of this segment's operating revenues, selling, general and administrative expenses were 54.3%, 39.9% and 21.9%, respectively, in 2008, 2009 and 2010. The decrease in these expenses, when comparing 2009 and 2008, was mainly due to the cost cutting measures implemented in this segment in 2009. The decrease in these expenses, when comparing 2010 and 2009, was mainly due to further decreases in headcount and advertising and promotion expenses.

Production Group. Selling, general and administrative expenses of the Production Group consist primarily of payroll expenses related to sales, marketing, finance and administrative personnel, office space rent expenses and utilities expenses of our production companies. As a percentage of this segment's operating revenues, selling, general and administrative expenses were 3.6%, 3.1% and 3.5%, respectively, in 2008, 2009 and 2010.

Eliminations and other. Other selling, general and administrative expenses consist principally of the general and administrative expenses of our corporate headquarters, as well as intercompany eliminations.

Stock-based compensation expenses

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Stock-based compensation expenses	$(16,083)	$(47,607)	$(34,005)

The increase in stock-based compensation, when comparing 2009 and 2008, relates mainly to additional $28.6 million recognized in 2009 in conjunction with an amendment to a stock appreciation right held by our former CEO and board member in connection with settling legal proceedings we brought against him. In addition, we recognized $5.8 million in expense related to options held by our current CEO, and $0.6 million in expense related to options granted to our employees and executives under our 2009 Stock Incentive Plan. See "Item 8. Financial Statements and Supplementary Data— Note 13, Stockholders' Equity". The effect of these additional costs was partially offset by the decrease in stock-based compensation resulting principally from cancellation of the options granted to one of our former executives and former CEO in connection with their departures, and the fact that some options granted to our former CEO became fully vested.

The decrease stock-based compensation, when comparing 2010 and 2009, is mainly due to the one-time charges in 2009 related to a stock appreciation right held by our former CEO and board member and options held by our current CEO, described above, and cancellation of some options granted to our former CEO in connection with his departure. Such decrease was partially offset by the increase in expense due to stock options granted to a number of our employees and executives at the end of 2009 and in the first half of 2010 pursuant to our 2009 Stock Incentive Plan and to equity-based incentive awards granted to a number of our employees and executives in the first half of 2010. Such expenses amounted to $19.2 million for 2010. In addition, the overall decrease in stock-based compensation expense, when comparing 2010 and 2009, was partially offset by expense related to modifications made to the stock options of our CEO in 2009 and the first half of 2010, and an additional tranche of his options, attributed to certain performance objectives for 2010, recognized effective January 1, 2010.

We expect to recognize stock-based compensation expense related to all of our currently outstanding stock options and equity-based incentive awards of approximately $30.8 million for 2011, $8.0 million for 2012, $6.6 million for 2013 and $0.7 for 2014. For more details on our stock-based compensation transactions, see "Item 8. Financial Statements and Supplementary Data—Note 13, Stockholders' Equity and Note 18, Subsequent Events".

Amortization of programming rights

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$(172,573)	$(139,462)	$(171,498)
Change period-to-period	—	*(19.2)%*	*23.0%*
Domashny Network	(32,139)	(24,925)	(32,660)
Change period-to-period	—	*(22.4)%*	*31.0%*
DTV Network	(11,230)	(14,572)	(27,642)
Change period-to-period	—	*29.8%*	*89.7%*
CTC Television Station Group	(6,315)	(1,671)	(301)
Change period-to-period	—	*(73.5)%*	*(82.0)%*
CIS Group	(4,856)	(5,845)	(7,394)
Change period-to-period	—	*20.4%*	*26.5%*
Eliminations and other	6,556	8,083	7,578
Total	$(220,557)	$(178,392)	$(231,917)
Change period-to-period	—	*(19.1)%*	*30.0%*
% of total operating revenues	*34.5%*	*35.2%*	*38.6%*

CTC Network. The amortization of programming rights is our most significant expense at the network level. Amortization of programming rights for the CTC Network segment as a percentage of CTC Network's total operating revenues amounted to 41.4%, 42.4% and 44.0%, respectively, for 2008, 2009 and 2010. The increase in amortization of programming rights for the CTC Network as a percentage of the segment's total operating revenues, when comparing 2009 to 2008, was primarily due to decreased revenue and a relatively more expensive programming mix in 2009, offset by the effect of changes in our amortization policy for certain types of Russian-produced programming that became effective from January 1, 2009 (as described below). The decrease in amortization of programming rights for the CTC Network in absolute terms when comparing 2009 to 2008 was mainly due to the depreciation of the Russian ruble against the US dollar beginning in August 2008. The increase in amortization of programming rights for the CTC Network as a percentage of the segment's total operating revenues, when comparing 2010 to 2009, was primarily due to the relatively more expensive programming mix and higher impairment charges in 2010, partially offset by increased revenues.

Starting from the first quarter of 2009, we changed the amortization rates for sketchcoms, certain programs and a successful sitcom. This change resulted in a decrease of $5.9 million in amortization expense in 2009 when compared to 2008. Changes to our amortization rates for programming are made in order to reflect expected future revenue generation patterns.

Programming impairment charges amounted to $16.6 million, $13.0 million and $25.2 million, respectively, for 2008, 2009 and 2010. The decrease in impairment charges, when comparing 2009 and 2008, was due to depreciation of the Russian ruble against the US dollar. The increase in impairment charges, when comparing 2010 and 2009, was due to the underperformance of certain programming in 2010 and to the write-off of certain Russian series, foreign series and movies following a scheduled content library review. This programming was acquired several years ago and we are no longer planning to air it.

Domashny Network. Amortization of programming rights for the Domashny Network segment as a percentage of its operating revenues amounted to 50.1%, 49.2% and 49.5%, respectively, for 2008, 2009 and 2010. The decrease in Domashny's amortization of programming expense in absolute terms, when comparing 2009 and 2008, was due to the depreciation of the Russian ruble against the US dollar beginning in August 2008. The slight increase in Domashny's amortization of programming rights expense as a percentage of the segment's total operating revenues, when comparing 2010 to 2009, was primarily due to the relatively more expensive programming mix and higher impairment charges in 2010, partially offset by increased revenues. Programming impairment charges amounted to nil, $0.2 million and $3.1 million, respectively, for 2008, 2009 and 2010. The increase in impairment charges, when comparing 2010 and 2009, was due to the underperformance of certain programming in 2010.

DTV Network. Amortization of programming rights expense for the DTV Network segment as a percentage of its operating revenues was 31.3%, 35.9% and 58.6%, respectively, in 2008, 2009 and 2010. The increase in DTV's amortization of programming rights expense as a percentage of the segment's total operating revenues, when comparing 2010 to 2009, was primarily due to the relatively more expensive programming mix and higher impairment charges in 2010. Programming impairment charges amounted to nil, $1.7 million and $5.5 million, respectively, for 2008, 2009 and 2010. The increase in impairment charges, when comparing 2010 and 2009, was due to the underperformance of certain programming in 2010.

In addition to the factors noted above, when comparing 2009 and 2008, the reported amortization of programming rights in absolute terms was affected by the depreciation of the Russian ruble against the US dollar, while the increase in absolute terms, when comparing 2010 and 2009, was affected by the appreciation of the Russian ruble against the US dollar.

Television Station Groups. Our Television Station Groups amortize the programming that they commission for broadcast during local windows. The decreases in amortization of programming rights at CTC Television Station Group over the periods under review reflect certain cost-cutting measures taken in the first quarter of 2009.

CIS Group. The amortization of programming rights for the CIS Group consists of the amortization of in-house programming and acquired programming rights by the Channel 31 Group, including content provided by CTC Network. Amortization of programming rights for the CIS segment as a percentage of its operating revenues was 44.4%, 53.0% and 58.7%, respectively, in 2008, 2009 and 2010. The increase of amortization of programming rights expense as a percentage of the segment's total operating revenues, when comparing 2010 to 2009, was primarily due to the relatively more expensive programming mix in 2010.

Amortization of sublicensing rights and own production cost

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$(11,704)	$ (8,056)	$ (6,985)
Change period-to-period	—	*(31.2)%*	*(13.3)%*
DTV Network	—	—	$ (203)
Change period-to-period	—	*n/a*	*100%*
Production Group	(38,513)	(42,660)	(41,250)
Change period-to-period	—	*10.8%*	*(3.3)%*
Eliminations and other	41,774	43,884	41,325
Total	$ (8,443)	$ (6,832)	$ (7,113)
Change period-to-period	—	*(19.1)%*	*4.1%*
% of total operating revenues	*1.3%*	*1.3%*	*1.2%*

Own production costs represent the cost of internally produced programming licensed to the third parties, as well as sold to our other operating segments.

Networks. The decrease in the amortization of sublicensing rights and own production cost at the CTC Network level, when comparing 2009 to 2008, was due primarily to decreased cost of internally produced series and sitcoms sold to Ukraine. The decrease in cost was due primarily to the depreciation of Russian ruble against the US dollar. In addition, the decrease in the amortization of sublicensing rights and own production cost when comparing 2009 to 2008 was due to nonrecurring sales of certain Russian mini-series to First Channel in Russia during the second quarter of 2008. The decrease in the amortization of sublicensing rights and own production cost at the CTC Network level, when comparing 2010 to 2009, was mainly due to one-off expenses incurred in the first quarter of 2009 in conjunction with the production of a motion picture for theatrical release, and decreases in intercompany sales to the CIS Group, partially offset by the appreciation of the Russian ruble against the US dollar.

Production Group. Direct production costs for the Production Group, which consists mainly of production staff salaries, compensation to actors and other direct costs associated with programming sold to our Networks, are classified within amortization of sublicensing rights and own production cost. These expenses are eliminated in consolidation.

Eliminations and other. Inter-company expenses consist primarily of programming rights sold by our Production Group to our Networks and programming sold by CTC Network to CIS Group.

Depreciation and amortization expense (exclusive of amortization of programming rights and sublicensing rights and own production cost)

	Year ended December 31,		
	2008	2009	2010
	(in thousands, except percentages)		
CTC Network	$ (963)	$ (463)	$ (1,268)
Change period-to-period	—	*(51.9)%*	*173.9%*
Domashny Network	(656)	(379)	(869)
Change period-to-period	—	*(42.2)%*	*129.3%*
DTV Network	(2,332)	(2,721)	(2,712)
Change period-to-period	—	*16.7%*	*(0.3)%*
CTC Television Station Group	(2,106)	(1,935)	(2,225)
Change period-to-period	—	*(8.1)%*	*15.0%*
Domashny Television Station Group	(2,538)	(1,471)	(1,513)
Change period-to-period	—	*(42.0)%*	*2.9%*
DTV Television Group	(2,330)	(3,326)	(4,086)
Change period-to-period	—	*42.7%*	*22.9%*
CIS Group	(880)	(804)	(602)
Change period-to-period	—	*(8.6)%*	*(25.1)%*
Production Group	(52)	(151)	(138)
Change period-to-period	—	*190.4%*	*(8.6)%*
Eliminations and other	(1,522)	(204)	(323)
Total	$(13,379)	$(11,454)	$(13,736)
Change period-to-period	—	*(14.4)%*	*19.9%*
% of total operating revenues	*2.1%*	*2.3%*	*2.3%*

Our depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights and own production cost) relates to the depreciation of our property and equipment, mainly broadcasting equipment, transmitters, buildings, computer hardware and office furniture, and the amortization of our intangible assets other than programming rights, sublicensing rights and own production cost, principally network affiliation agreements and cable network connections.

Networks. At the Network level, the depreciation of broadcasting equipment, network affiliation agreements, computer hardware and office furniture represents the principal component of this expense.

Television Station Groups. We have entered into contracts with Mostelecom to secure the right of the CTC, Domashny and DTV Moscow stations to be connected by cable to certain households in Moscow. These contracts do not, however, grant us the right to be connected to all households in Moscow for all of our Networks. We continue to evaluate, from a cost-benefit analysis, whether to enter into additional contracts with Mostelecom regarding other households. Based on our analysis of the terms of these agreements with Mostelecom, we will amortize these cable network connections through December 2015.

CIS Group. Depreciation and amortization expense of the CIS Group mainly consisted of depreciation of broadcasting, studio and office equipment and amortization of office software.

Eliminations and other. Other depreciation and amortization expense in 2008 consists primarily of amortization expense of $1.4 million, recognized as a result of the assignment of $10 million in value to affiliation agreements of the CTC Network in connection with our acquisition in August 2003 of Alfa's

25% plus one share interest in our CTC Network. These affiliation agreements were fully amortized by August 2008.

Impairment loss

As of December 31, 2008, we recorded non-cash impairment losses totaling $232.7 million related to intangible assets and goodwill recorded in connection with acquisitions completed in 2008. Of the total impairment losses, $87.9 million related to the impairment of broadcasting licenses of DTV Television Station Group, $7.7 million related to impairment of the trade name of DTV Network, $74.7 million and $58.2 million related to impairment of the broadcasting license and goodwill, respectively, of Channel 31 Group and $4.2 million related to the impairment of the broadcasting license of our Moldova broadcasting group.

As a result of the re-weighting of certain cities in the TNS Russia audience measurement panel, we recorded a noncash impairment charge in 2009 related to broadcasting licenses in these cities, which had a net effect on our net income attributable to CTC Media, Inc. stockholders of $15.0 million.

As a result of the impairments taken in 2008 and 2009, the assets for which the estimated fair values were less than their carrying values were reduced to their estimated fair values as of December 31, 2008 and 2009. See "Item 8. Financial Statements and Supplementary Data—Note 2, Basis of Presentation and Summary of Significant Accounting Policies." See "Item 1A. Risk Factors—A significant portion of our total assets are intangibles assets with indefinite lives. If events or changes in circumstances require us to further reduce the fair value of those assets, we may be required to record impairment losses that can materially adversely impact our net income."

Foreign currency gains (losses)

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Foreign currency gains (losses)	$(28,861)	$(4,555)	$1,820

The functional currency of our Russian subsidiaries is the ruble, and the functional currency of our Channel 31 Group is the Kazakh tenge. In 2008 and 2009, our foreign currency loss primarily represents the impact of ruble and tenge depreciation on our dollar-denominated liabilities, mainly the debt outstanding under the Credit Facility Agreement and payables for foreign programming, partially offset by the impact of ruble depreciation on our dollar-denominated assets and gains on our forward contract that we entered into to partially hedge our foreign currency exposure under the Credit Facility Agreement. During 2008, the ruble depreciated against the US dollar by approximately 16.5%. During 2009, the ruble depreciated a further 2.9% against the US dollar and, as a result, the average exchange rate of the ruble against the US dollar was 22% lower in 2009 than in 2008. Moreover, during 2009, the Kazakh tenge depreciated approximately 18.8% against the US dollar. In 2010, our foreign currency gain primarily represents the impact of a gain on our forward contract and of ruble depreciation on our dollar-denominated assets. During 2010, the ruble depreciated against the US dollar approximately 1%.

In October 2008, we entered into a foreign exchange forward contract to reduce a portion of our foreign exchange risk related to the Credit Facility Agreement, which was denominated in US dollars. On June 15, 2010 we purchased the last $15 million under this forward contract at a rate of RUR 28.84 for each $1.00. In addition, from time to time we enter into foreign exchange hedging arrangements in relation to a portion of our programming commitments denominated in US dollars.

Interest income

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Interest income	$6,221	$6,087	$6,018

Our interest income consists primarily of interest earned on our bank accounts.

Interest expense

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Interest expense	$(9,434)	$(6,959)	$(1,169)

Our interest expense decreased over the periods under review primarily due to repayments of the principal amount under the Credit Facility Agreement during 2009 and in the first quarter of 2010. As of December 31, 2010, the amount under the Credit Facility Agreement was fully repaid.

Other non-operating income, net

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Other non-operating income	$776	$1,060	$2,789

In January 2010, we sold our interest in a radio station in Kazakhstan for total consideration of $2.0 million and recognized a $2.0 million gain on the sale, which was recorded in other non-operating income.

Equity in income of investee companies

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Equity in income of investee companies	$1,511	$537	$490

Under the equity method, we record our interest in the results of operations of stations over which we do not have effective control as an investment rather than consolidating its results with our results of operations, reflecting a portion of net income commensurate with our ownership stake in it.

Income tax expense

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Income tax expense	$(19,874)	$(45,626)	$(66,034)

During 2008, the statutory rates in Russia and Kazakhstan were 24% and 30%, respectively. In November 2008, the tax legislation in Russia was amended to decrease the Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. In addition, in December 2008, the tax legislation in Kazakhstan was amended to decrease statutory income tax rate from 30% in 2008 to 20% in 2009, 17.5% in 2010 and 15% in 2011 and thereafter. The changes in income tax rates are effective from

January 1 of each of the respective years. The effect of these changes on our deferred tax assets and liabilities resulted in recognition of income tax benefit in the amount of $19.3 million as of December 31, 2008. Also, in 2008, our effective tax rate was impacted by the effect of the impairment loss recognized in 2008 in respect of certain of our assets. The impairment loss decreased our income before tax by $232.7 million and decreased our income tax expense by $30.3 million. Net of the impairment loss and change in income tax rates effects, our effective tax rate for 2008 would have been 29%.

In 2009, our effective tax rate was approximately 31%. The increase in our effective tax rate when comparing 2009 to 2008 (adjusted for the nonrecurring items discussed above) was primarily due to the increases, as a percentage of consolidated income before tax, in stock-based compensation expense, and due to deferred tax liabilities on unremitted earnings of our Russian subsidiaries that we do not plan to reinvest, recognized at the end of 2009, partially offset by changes in statutory tax rates effective from January 1, 2009 (discussed above) and reversals of tax contingencies related to DTV Group based on the results of the tax audit for 2006-2008 and the lapse in statute of limitations for tax contingencies related to the Channel 31 Group.

In 2010, our effective tax rate was approximately 30%. The decrease in our effective tax rate when comparing 2010 to 2009 was primarily due to the decreases, as a percentage of consolidated income before tax, in stock-based compensation expense, partially offset by the increase in deferred tax liabilities on unremitted earnings of our Russian subsidiaries that we do not plan to reinvest and reversals of tax contingencies related to DTV Group made in 2009, based on the results of the tax audit for 2006—2008. In 2010, the tax legislation of Kazakhstan was further amended to establish the statutory income tax rate of 20% in 2010 and thereafter. This change did not have a significant effect on our effective tax rate.

Losses (income) attributable to noncontrolling interest

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Losses (income) attributable to noncontrolling interest	$37,934	$(2,630)	$(5,301)

Income attributable to noncontrolling interest represents the share of net income of each of our consolidated owned-and-operated stations that are not wholly owned, as well as of the Channel 31 Group and our broadcasting group in Moldova. Income attributable to noncontrolling interest in 2008 was affected by the noncash impairment loss related to the broadcasting licenses and goodwill of Channel 31 Group. The effect amounted to $48.7 million. In 2009, the noncontrolling interest in income of our profitable owned-and-operated CTC stations was partially offset by the noncontrolling interest in losses of Channel 31 and Moldova Groups. In 2010, income attributable to noncontrolling interest mostly relates to our consolidated owned-and-operated stations in the CTC Television Station Group, and to income in the CIS Group.

Other comprehensive loss attributable to controlling interest

	Year ended December 31,		
	2008	2009	2010
	(in thousands)		
Other comprehensive loss	$(106,368)	$(3,812)	$(5,635)

The functional currency of our Russian-domiciled subsidiaries is the Russian ruble, and the functional currency for our Channel 31 Group is the Kazakh tenge. As a result, the financial statements of these subsidiaries were translated into US dollars using the current rate method. Other comprehensive loss in 2008 and 2009 primarily represents the losses relating to these translations due to depreciation of the Russian ruble against the US dollar from August 2008. For 2010, the depreciation of the Russian ruble against the US dollar resulted in other comprehensive loss. See also "—Foreign currency gains (losses)".

Consolidated Financial Position—Significant Changes in our Consolidated Balance Sheets at December 31, 2009 Compared to December 31, 2010

Trade accounts receivable, net of allowance for doubtful accounts

Our accounts receivable increased from $24.2 million to $35.5 million from December 31, 2009 to December 31, 2010, mainly due to the increase in revenue.

Short-term investments

As of December 31, 2009 and 2010, short-term investments represent cash deposits with maturity in the range from three to six months placed in Russian banks.

Programming rights

The increase in programming rights from December 31, 2009 to December 31, 2010 of $27.0 million was primarily due to the acquisition of foreign movies during 2010, which will be used in 2011 and thereafter.

Accounts payable

Accounts payable increased from December 31, 2009 to December 31, 2010 by $22.6 million primarily due to an increase in amounts due for purchases of programming rights.

Taxes payable

Taxes payable increased from December 31, 2009 to December 31, 2010 by $9.8 million primarily due to increased revenues and taxable income in 2010 compared with 2009.

Deferred revenue

Deferred revenue increased from $5.0 million at December 31, 2009 to $12.4 million at December 31, 2010 primarily due to increases in prepayments from advertisers during 2010 compared with 2009.

Short-term and long-term loans and interest accrued

The decrease in short-term loans and interest accrued is due to the repayment of the amounts outstanding under our Credit Facility Agreement during the first quarter of 2010. See "—Credit Facility Agreement".

Liquidity and Capital Resources

At December 31, 2010, we had $59.6 million in cash and cash equivalents, of which approximately 12% was held in US dollar-denominated accounts. In addition, at December 31, 2010, we had $117.5 million in deposits with maturities ranging from three to six months, of which approximately 32% was held in US dollar-denominated accounts. We do not have in place a readily available line of credit or other alternative source of financing.

We believe that our current cash on hand, along with cash from operations, will provide sufficient capital to fund our operations for at least the next 12 months. We can not assure you, however, that the assumed levels of revenues and expenses underlying this projection will prove to be accurate.

Cash flows

Below is a summary of our cash flows during the periods indicated:

	2008	2009	2010
		(in thousands)	
Net cash provided by operating activities	$ 185,937	$132,941	$ 185,552
Net cash used in investing activities	(419,032)	(81,654)	(130,525)
Net cash provided by (used in) financing activities	20,595	(62,548)	(79,820)

Substantially all of our cash flow from operating activities throughout the periods under review derived from advertising revenues. Our advertising revenues were $623.3 million, $483.9 million and $562.1 million, respectively, for 2008, 2009 and 2010.

Our most significant use of cash in relation to operating assets and liabilities throughout the period under review was for the acquisition of programming and sublicensing rights. Our cash expenditure for the acquisition of programming and sublicensing rights was $245.7 million, $209.3 million and $250.5 million during 2008, 2009 and 2010, respectively, exceeding our programming rights and sublicensing rights amortization expense in each of these years. Programming rights and sublicensing rights amortization was $229.0 million, $185.2 million and $239.0 million during 2008, 2009 and 2010, respectively. In 2009, our net cash provided by operating activities included a cash payment by us in the amount of $29.4 million to our former CEO and board member, Alexander Rodnyansky, in conjunction with an amendment to a share appreciation right effected in connection with the settlement of legal proceedings brought by us against him.

Cash used in investing activities includes cash used for the acquisition of property, equipment and intangible assets, purchases of new owned-and-operated stations and investments in cash deposits. In 2008, our cash used in investing activities was significant as we completed several major acquisitions. During that period, we paid cash of $331.6 million in connection with our acquisition of the DTV Group, $65.3 million for our 60% economic interest in the Channel 31 Group, $4.6 million related to our acquisitions of Costafilm and Sohomedia and $4.3 million related to our acquisition of a controlling interest in a broadcasting group in Moldova. These cash payments were offset by the cash on the accounts of the acquired businesses in an aggregate of $10.7 million. Also, in 2008, we paid cash of $14.0 million related to the acquisition of additional owned-and-operated stations. In 2008, the amount we spent on capital expenditures also increased to $10.1 million.

In 2009, we paid cash of $25.7 million for acquisitions, including $11.0 million of earn-out payments in relation to our acquisition of production companies in 2008 and $14.7 million for the acquisition of additional owned-and-operated stations. In 2009, we spent cash of $16.2 million for capital expenditures, mainly on purchases of equipment and software for our new digital broadcasting center in Moscow, as well as on cable connections pursuant to our contracts with Mostelecom to secure the right of our Moscow stations to be connected by cable to additional households in Moscow. In addition, in 2009, we made cash deposits of $39.1 million in Russia banks. These deposits have original maturities in the range of three to twelve months.

In 2010, we paid cash of $23.8 million for acquisitions, including $12.8 million of 2009 earn-out payments in relation to our acquisition of production companies and $11.0 million for the acquisition of additional owned-and-operated stations. In 2010, we spent cash of $29.9 million for capital expenditures, mainly on purchases of equipment and software for our new digital broadcasting center in Moscow, as well as on cable connections pursuant to our contracts with Mostelecom to secure the right of our Moscow stations to be connected by cable to additional households in Moscow. In addition, in 2010, we made cash deposits of $78.9 million in Russia banks. These deposits have original maturities ranging from three to six months.

In 2011, we expect capital expenditures to reach up to $25 million as we continue to work on our technology complex and move our internal sales house into our Moscow headquarters facility.

Cash used in financing activities includes proceeds and repayments of borrowings, proceeds from exercises of stock options and payments of dividends to minority interest holders in our owned-and-operated stations. In 2008, we drew-down $135.0 million under our Credit Facility Agreement and later repaid $44.8 million of the outstanding principal. Also in 2008 we repaid the outstanding principal amount of indebtedness to MTG assumed in the acquisition of DTV, and related interest, in the aggregate amount of $65.4 million. In 2009, we repaid outstanding principal under the Credit Facility Agreement in the amount of $62.0 million. See—"Credit Facility Agreement". Also, in 2009 we received $3.4 million in proceeds from the exercise stock options by a former executive. In 2010, cash used in financing activities includes repayment under the Credit Facility Agreement of $28.3 million (see "—Credit Facility Agreement") and payment of $7.5 million in debt of our DTV Station in St. Petersburg assumed at its acquisition. In addition, in 2010, we paid dividends in the amount of $80.4 million to our stockholders. See "Financial Statements—Note 13, Stockholders' Equity". Also, in 2010 we received $42.8 million from the exercise of stock options and paid $4.9 million in dividends to minority shareholders of our owned-and-operated stations.

On February 28, 2011, our Board declared a dividend of $0.16 per outstanding share of common stock, or approximately $25 million in total. The record date is March 1, 2011 and the payment date is March 31, 2011. Our Board currently intends to pay further dividends in each of the following quarters of 2011. Although it is the Board's current intention to declare and pay these three future dividends, there can be no assurance that such additional dividends will in fact be declared and paid. Any such declaration is at the discretion of the Board and will depend upon factors such as our earnings, financial position and cash requirements.

Off-balance sheet transactions

From time to time, we issue guarantees in favor of banks that make loans to production companies that produce Russian programming for us. Currently, there are no such guarantees in place.

Contractual obligations

The table below summarizes information with respect to our contractual obligations as of December 31, 2010:

	Payments Due by Period				
	Total	Through 2011	2012 through 2013	2014 through 2015	Thereafter
			(in thousands)		
Acquisition of programming rights	$206,781	$150,267	$ 56,514	—	—
Transmission and satellite fees	$ 88,477	$ 14,672	$ 34,070	$39,735	—
Leasehold obligations	$ 40,671	$ 4,413	$ 7,152	$ 7,367	$21,739
Cable connections	$ 12,310	$ 4,596	$ 3,194	$ 4,520	—
Acquisition of format rights	$ 2,283	$ 2,283	—	—	—
Total(1)	$350,522	$176,231	$100,930	$51,622	$21,739

(1) Accrued liabilities related to income taxes in the amount of $5,280 are excluded from this table because we cannot make a reasonably reliable estimate of the period of cash settlement with the taxing authorities.

In December 2010, we entered into two definitive lease agreements for new headquarters facilities in Moscow. See "—New Lease Agreement." We recognized rental expense related to these leases of approximately $1.7 million in 2010, and expect to recognize approximately $3.4 million annually for 2011 - 2020 (at the US dollar/ruble exchange rate as of December 31, 2010). In addition to the lease payments described above, we are also required to pay technical costs arising from maintenance of the premises and some supplementary municipal services.

In addition, in October 2010 we signed an agreement to upgrade our broadcasting equipment at a cost of $16.3 million, of which the outstanding amount to be paid in 2011 amounted to $3.5 million.

Recently Issued Accounting Pronouncements

We have considered all recently issued accounting pronouncements and disclosed the ones that could be material to our financial statements in the notes to our consolidated financial statements. See "Item 8. Financial Statements and Supplementary Data—Note 2, Basis of Presentation and Summary of Significant Accounting Policies."

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Foreign currency exchange risk

Because our reporting currency is the US dollar and the functional currency of our principal operating subsidiaries is the Russian ruble, our reported results of operations are impacted by fluctuations in the exchange rate between the US dollar and the Russian ruble. Additionally, given that substantially all of our revenues are generated in rubles, we face exchange rate risk relating to operating expenses that we incur in currencies other than the ruble, primarily US dollar payments for non-Russian produced programming. For the year ended December 31, 2010, if the value of the ruble compared to the US dollar had been, on average, 10% lower than it actually was, we would have reported decreases in total operating revenues and total operating expenses of approximately $50.1 million and $23.9 million, respectively. The total operating expenses we reported would have decreased in this hypothetical scenario because most of our operating expenses are ruble-denominated although our reporting currency is the US dollar.

The prevailing exchange rate as of February 25, 2011 was RUR 29.16 to $1.00. We do not use hedging arrangements for trading or speculative purposes.

Item 8. Financial Statements and Supplementary Data.

The information required by this item may be found beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2010, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the three month period ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2010. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and utilized the framework established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that as of December 31, 2010, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of CTC Media, Inc.

We have audited CTC Media, Inc. and subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CTC Media, Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CTC Media, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CTC Media, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC
Moscow, Russia
March 1, 2011

PART III

Item 9B. Other Information.

None

Item 10. Directors, Executive Officers and Corporate Governance.

Information relating to directors, certain executive officers and certain corporate governance matters is contained in our definitive Proxy Statement for the Annual Meeting of the Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Business Conduct and Ethics is posted on the "Corporate Governance" section of our website, www.ctcmedia.ru. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the disclosure requirements of Item 5.05 of Form 8-K.

Item 11. Executive Compensation.

Information relating to executive compensation and the Company's equity compensation plans is contained in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information with respect to beneficial ownership of our common stock by each director and all directors and executive officers of the Company as a group is contained in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

Information relating to any person who beneficially owns in excess of 5 percent of the total outstanding shares of our common stock is contained in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

Information with respect to compensation plans under which equity securities are authorized for issuance is contained in the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information relating to certain relationships and related transactions and director independence is contained in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this item is included in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 28, 2011, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements and Schedules

(1) Financial Statements—see "Index to Consolidated Financial Statements" on page F-1

(2) Financial Statement Schedules

Financial statement schedules not included have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the financial statements or notes.

(b) Exhibits:

Exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index immediately preceding such exhibits, which is incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of CTC Media, Inc.

We have audited the accompanying consolidated balance sheets of CTC Media, Inc. and subsidiaries ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTC Media, Inc. and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CTC Media, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC
Moscow, Russia
March 1, 2011

CTC MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars, except share and per share data)

	December 31, 2009	December 31, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 84,441	$ 59,565
Short-term investments (Note 2)	39,072	117,457
Trade accounts receivable, net of allowance for doubtful accounts (December 31, 2009-$988; December 31, 2010-$780) (including accounts receivable from related parties: 2009-$1,060, 2010-$34)	24,230	35,516
Taxes reclaimable	7,491	16,151
Prepayments (including prepayments to related parties: 2009-$7; 2010-$nil)	31,277	37,766
Programming rights, net	79,268	95,026
Deferred tax assets	18,840	23,228
Other current assets	2,588	911
TOTAL CURRENT ASSETS	287,207	385,620
PROPERTY AND EQUIPMENT, net	27,870	44,149
INTANGIBLE ASSETS, net:		
Broadcasting licenses	150,424	172,469
Cable network connections	29,689	29,474
Trade names	17,082	16,956
Network affiliation agreements	6,769	4,479
Other intangible assets	1,887	3,309
Net intangible assets	205,851	226,687
GOODWILL	233,042	237,875
PROGRAMMING RIGHTS, net	64,343	75,633
SUBLICENSING RIGHTS, net	546	251
INVESTMENTS IN AND ADVANCES TO INVESTEES	5,184	5,455
PREPAYMENTS	6,605	4,703
DEFERRED TAX ASSETS	18,440	18,127
OTHER NON-CURRENT ASSETS	589	960
TOTAL ASSETS	**$ 849,677**	**$ 999,460**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable (including accounts payable to related parties: 2009-$397; 2010-$594)	51,088	73,665
Accrued liabilities	34,968	33,603
Taxes payable	27,871	37,643
Short-term loans and interest accrued	28,278	—
Deferred revenue	4,976	12,393
Deferred tax liabilities	5,112	9,457
TOTAL CURRENT LIABILITIES	152,293	166,761
DEFERRED TAX LIABILITIES	33,560	38,058
COMMITMENTS AND CONTINGENCIES (Note 15)	—	—
STOCKHOLDERS' EQUITY:		
Common stock; $0.01 par value; shares authorized 175,772,173; shares issued and outstanding 2009-154,227,746; 2010-156,955,746)	1,542	1,569
Additional paid-in capital	386,950	457,521
Retained earnings	332,710	397,997
Accumulated other comprehensive loss	(58,428)	(64,063)
Non-controlling interest	1,050	1,617
TOTAL STOCKHOLDERS' EQUITY	663,824	794,641
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 849,677**	**$ 999,460**

The accompanying notes are an integral part of these financial statements.

CTC MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of US dollars, except share and per share data)

	Year ended December 31,		
	2008	2009	2010
REVENUES:			
Advertising (including revenue from related parties of $7,717, $4,033 and $2,219 in 2008, 2009 and 2010, respectively)	$ 623,336	$ 483,945	$ 562,102
Sublicensing and own production revenue (including revenue from related parties of $898, $3,403 and $109 in 2008, 2009 and 2010, respectively)	14,016	20,999	37,931
Other revenue (including revenue from related parties of $72, nil and nil in 2008, 2009 and 2010, respectively)	2,819	1,169	1,252
Total operating revenues	640,171	506,113	601,285
EXPENSES:			
Direct operating expenses (exclusive of amortization of programming rights, sublicensing rights and own production cost, shown below; exclusive of depreciation and amortization of $10,030, $9,190 and $11,502 in 2008, 2009 and 2010, respectively; and exclusive of stock-based compensation expense of $852, $5,334 and $10,586 in 2008, 2009 and 2010, respectively)	(36,662)	(32,088)	(37,547)
Selling, general and administrative (exclusive of depreciation and amortization $3,349, $2,264 and $2,234 in 2008, 2009 and 2010, respectively; exclusive of stock-based compensation expense of $15,231, $42,273 and $23,419 in 2008, 2009 and 2010, respectively)	(78,183)	(58,526)	(69,849)
Stock-based compensation expense	(16,083)	(47,607)	(34,005)
Amortization of programming rights	(220,557)	(178,392)	(231,917)
Amortization of sublicensing rights and own production cost	(8,443)	(6,832)	(7,113)
Depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights)	(13,379)	(11,454)	(13,736)
Impairment loss	(232,683)	(18,739)	—
Total operating expenses	(605,990)	(353,638)	(394,167)
OPERATING INCOME	34,181	152,475	207,118
FOREIGN CURRENCY GAINS (LOSSES)	(28,861)	(4,555)	1,820
INTEREST INCOME (including interest income from related parties of $927, $1,434 and $1,497 in 2008, 2009 and 2010, respectively)	6,221	6,087	6,018
INTEREST EXPENSE (including interest expense from related parties of $2,450, nil and nil in 2008, 2009 and 2010, respectively)	(9,434)	(6,959)	(1,169)
OTHER NON-OPERATING INCOME, net	776	1,060	2,789
EQUITY IN INCOME OF INVESTEE COMPANIES	1,511	537	490
Income before income tax	4,394	148,645	217,066
INCOME TAX EXPENSE	(19,874)	(45,626)	(66,034)
CONSOLIDATED NET INCOME (LOSS)	$ (15,480)	$ 103,019	$ 151,032
LESS: (INCOME)/LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	$ 37,934	$ (2,630)	$ (5,301)
NET INCOME ATTRIBUTABLE TO CTC MEDIA, INC. STOCKHOLDERS	$ 22,454	$ 100,389	$ 145,731
Net income per share attributable to CTC Media, Inc. stockholders—basic	$ 0.15	$ 0.66	$ 0.94
Net income per share attributable to CTC Media, Inc. stockholders—diluted	$ 0.14	$ 0.64	$ 0.93
Weighted average common shares outstanding—basic	152,146,559	152,223,165	155,576,658
Weighted average common shares outstanding—diluted	158,187,922	157,452,763	156,092,038

The accompanying notes are an integral part of these financial statements.

CTC MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year ended December 31,		
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated net income (loss)	$ (15,480)	$ 103,019	151,032
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax (benefit) expense	(66,142)	(6,317)	1,449
Depreciation and amortization	13,379	11,454	13,736
Amortization of programming rights	220,557	178,392	231,917
Amortization of sublicensing rights and own production cost	8,443	6,832	7,113
Stock-based compensation expense	16,083	47,607	34,005
Equity in income of unconsolidated investees	(1,511)	(537)	(490)
Foreign currency (gains) losses	28,861	4,555	(1,820)
Impairment loss	232,683	18,739	—
Changes in provision for tax contingencies	1,318	(5,934)	(2,752)
Changes in operating assets and liabilities:			
Trade accounts receivable	(26,692)	6,436	(11,816)
Prepayments	(14,366)	(751)	(3,123)
Other assets	8,503	3,708	(6,672)
Accounts payable and accrued liabilities	(455)	9,144	6,457
Deferred revenue	4,036	(4,357)	7,239
Other liabilities	20,983	(960)	10,042
Dividends received from equity investees	1,421	622	509
Settlement of SARs and exercises of equity-based incentive awards	—	(29,390)	(786)
Acquisition of programming and sublicensing rights	(245,684)	(209,321)	(250,488)
Net cash provided by operating activities	185,937	132,941	185,552
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of property and equipment and intangible assets	(10,065)	(16,217)	(29,912)
Acquisitions of businesses, net of cash acquired	(408,967)	(25,674)	(23,762)
Proceeds from sale of businesses, net of cash disposed	—	—	2,026
Investments in deposits	—	(39,763)	(78,877)
Net cash used in investing activities	(419,032)	(81,654)	(130,525)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	1,849	3,398	42,812
Proceeds from loans	135,000	—	—
Repayments of loans	(110,193)	(62,000)	(35,775)
Acquisition of non-controlling interest	—	—	(1,508)
Dividends paid to stockholders	—	—	(80,444)
Dividends paid to noncontrolling interest	(6,031)	(3,946)	(4,905)
Decrease in restricted cash	(30)	—	—
Net cash provided by (used in) financing activities	20,595	(62,548)	(79,820)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,482	(2,353)	(83)
Net increase (decrease) in cash and cash equivalents	(209,018)	(13,614)	(24,876)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	307,073	98,055	84,441
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 98,055	$ 84,441	59,565
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	$ 16,508	$ 4,475	$ 236
Income tax paid	$ 93,159	$ 55,220	$ 64,950

The accompanying notes are an integral part of these financial statements.

CTC MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in thousands of US dollars, except share data)

	Outstanding common shares	Common stock	Additional Paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Non-controlling interest	Stockholders' Equity
DECEMBER 31, 2007	152,124,096	$1,521	$348,752	$209,867	$ 51,752	$ 3,182	$ 615,074
Fair value of stock options granted	—	—	16,083	—	—	—	16,083
Stock options exercised	31,117	1	527	—	—	—	528
Foreign currency translation adjustment	—	—	—	—	(106,368)	(188)	(106,556)
Acquisition of non-controlling interest	—	—	—	—	—	43,546	43,546
Net income (loss)	—	—	—	22,454	—	(37,934)	(15,480)
Dividends declared	—	—	—	—	—	(6,125)	(6,125)
DECEMBER 31, 2008	152,155,213	$1,522	$365,362	$232,321	$ (54,616)	$ 2,481	$ 547,070
Fair value of stock options granted	—	—	18,209	—	—	—	18,209
Stock options exercised	2,072,533	20	3,379	—	—	—	3,399
Foreign currency translation adjustment	—	—	—	—	(3,812)	17	(3,795)
Acquisition of non-controlling interest	—	—	—	—	—	—	—
Net income	—	—	—	100,389	—	2,630	103,019
Dividends declared	—	—	—	—	—	(4,078)	(4,078)
DECEMBER 31, 2009	154,227,746	$1,542	$386,950	$332,710	$ (58,428)	$ 1,050	$ 663,824
Fair value of stock options granted	—	—	29,260	—	—	—	29,260
Stock options exercised	2,728,000	27	42,785	—	—	—	42,812
Foreign currency translation adjustment	—	—	—	—	(5,635)	82	(5,553)
Acquisition of non-controlling interest	—	—	(1,474)	—	—	(34)	(1,508)
Net income	—	—	—	145,731	—	5,301	151,032
Dividends declared	—	—	—	(80,444)	—	(4,782)	(85,226)
DECEMBER 31, 2010	156,955,746	$1,569	$457,521	$397,997	$ (64,063)	$ 1,617	$ 794,641

The accompanying notes are an integral part of these financial statements.

CTC MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in thousands of US dollars)

	Total			CTC Media, Inc. stockholders			Non-controlling interest		
	2008	2009	2010	2008	2009	2010	2008	2009	2010
Net Income (loss)	$ (15,480)	$103,019	$151,032	$ 22,454	$100,389	$145,731	$(37,934)	$2,630	$5,301
Other Comprehensive Income (loss)									
Foreign Currency Translation Adjustment	(106,556)	(3,795)	(5,553)	(106,368)	(3,812)	(5,635)	(188)	17	82
Total Other Comprehensive Income (loss)	(106,556)	(3,795)	(5,553)	(106,368)	(3,812)	(5,635)	(188)	17	82
Comprehensive income (loss)	**$(122,036)**	**$ 99,224**	**$145,479**	**$ (83,914)**	**$ 96,577**	**$140,096**	**$(38,122)**	**$2,647**	**$5,383**

The accompanying notes are an integral part of these financial statements.

CTC MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, except share and per share data)

1. ORGANIZATION

The accompanying consolidated financial statements include the accounts of CTC Media, Inc. and all consolidated subsidiaries (the "Company"). CTC Media, Inc., a Delaware corporation, has operated the CTC, Domashny and DTV television networks in Russia, since 1996, 2005 and the second quarter of 2008, respectively. The Company transmits its signals by satellite to its owned-and-operated affiliate stations and repeater transmitters and to independent affiliate stations. The Company's network operations, including its relationships with its independent affiliates, are managed by its television entertainment network subsidiaries: the CTC, Domashny and DTV television networks (the "Networks"). The CTC, Domashny and DTV Television Station Groups (the "Television Station Groups") manage the owned-and-operated affiliate stations and repeater transmitters for each respective network. In addition, since 2008, the Company operates the Channel 31 network, a Kazakh television broadcaster, and a broadcaster in Moldova. These two broadcasters comprise the majority of an additional business segment—the Commonwealth of Independent States Group (the "CIS Group"). Moreover, since 2008, the Company has another business segment, Production Group, comprising the Company's in-house production operations, specializing in producing sitcoms, series, sketchcoms and entertainment TV shows for the Networks.

The Company generates substantially all of its revenues from the sale of television advertising on both a national and regional basis. During the reporting periods, at the national level and for substantially all of the stations in the Television Station Groups, this advertising was placed through Video International, an advertising sales house (Note 15). The Company also generates revenues from the sublicensing of programming rights and licensing of internally-produced programming to third parties.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control, as well as variable interest entities where the Company has been deemed the primary beneficiary, are consolidated. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control, are accounted for under the equity method. The Company uses the purchase method of accounting for all business combinations. Results of subsidiaries acquired and accounted for under the purchase method are included in operations from the date of acquisition. Noncontrolling interests represent a noncontrolling shareholder's proportionate share of the equity in certain of the Company's consolidated entities. Intercompany accounts and transactions are eliminated upon consolidation. Disposals are reflected at the time risks and rewards of ownership have been transferred.

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The principal subsidiaries included in the accompanying consolidated financial statements and CTC Media, Inc.'s ownership interests in these subsidiaries at December 31, 2008, 2009 and 2010 are presented in the table below:

	2008	2009	2010
Networks			
CTC Network	100.0%	100.0%	100.0%
Domashny Network	100.0%	100.0%	100.0%
DTV Network	100.0%	100.0%	100.0%
Television Station Groups			
CTC-Moscow	100.0%	100.0%	100.0%
CTC-St. Petersburg	80.0%	80.0%	80.0%
Domashny-Moscow	99.9%	99.9%	100.0%
Domashny-St. Petersburg	100.0%	100.0%	100.0%
DTV-St. Petersburg	100.0%	100.0%	100.0%
CIS Group			
Channel 31 Group	60.0%	60.0%	60.0%
Production Group			
Costafilm	100.0%	100.0%	100.0%
Soho Media	100.0%	100.0%	100.0%

The Company is the primary beneficiary of the Channel 31 Group (acquired in 2008), a variable interest entity consisting of a 20% participation interest in Teleradiokompaniya 31st Kanal LLP ("Channel 31"), and a 60% and 70% interest in Prim LLP and Advertising and Marketing LLP, respectively, which provide programming content and the advertising sales function to Channel 31 (together, the "Channel 31 Group"). These interests provide the Company with a right to 60% of the economic interest of the Channel 31 Group (see Note 15 for a discussion about legal restrictions of ownership in Kazakhstan). The Company has consolidated the Channel 31 Group from its date of acquisition. At December 31, 2010, the Channel 31 Group had assets (excluding intercompany assets) totaling $21,809 and liabilities (excluding intercompany liabilities) totaling $14,087. These assets and liabilities primarily relate to broadcasting licenses, and the related deferred tax liabilities and tax contingencies assumed at acquisition of the Channel 31 Group (Note 4). The Company finances the Channel 31 Group's operations during the ordinary course of business. At December 31, 2010 the amount of intercompany payables of the Channel 31 Group totaled $5,296. Channel 31 Group's net income attributable to CTC Media, Inc. stockholders totaled $2,212 for 2010. This amount includes intercompany expenses of $767.

Business Segments

The Company operates in eight business segments—CTC Network, Domashny Network, DTV Network, CTC Television Station Group, Domashny Television Station Group, DTV Television Station Group, CIS Group and Production Group. The Company evaluates performance based on the operating results of each segment, among other performance measures (Note 16).

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the financial statements include, among others, the estimate of fair values in business combinations, estimates of the fair value of the Company's common stock in determining stock-based compensation, the amortization method and periods for programming rights and sublicensing rights, useful lives of tangible and intangible assets, impairment of goodwill, valuation of indefinite-lived intangible assets and long-lived assets, estimates of contingencies, and the determination of valuation allowances for deferred tax assets. Consequently, actual results may differ from those estimates.

Foreign Currency Translation

In 2008, 2009 and 2010, the functional currency of the Company's subsidiaries domiciled in Russia was the Russian ruble, and the functional currency of the Channel 31 Group was the Kazakh tenge. The Company's reporting currency is the US dollar. Translation of financial statements into US dollars has been performed in accordance with the accounting provisions using the current rate method. As such, assets and liabilities were translated at the rates of exchange prevailing at the balance sheet dates; stockholders' equity was translated at the applicable historical rates; and revenue and expenses were translated at monthly average rates of exchange. Translation gains and losses were included as part of accumulated other comprehensive income (loss).

Revenue Recognition

The Company recognizes advertising revenues in the period that the corresponding advertising spots are aired. Advertising revenue was recorded net of Value Added Taxes ("VAT") and accrued sales commissions payable to Video International. The advertising sales commissions amounted to $95,346, $72,036 and $84,454 in 2008, 2009 and 2010, respectively.

Sublicensing, own production and other revenue primarily represent revenue the Company earns from sublicensing its rights to programming and from licensing of internally-produced programming. Sublicensing and own production revenue is recognized at such time as there is persuasive evidence that a sale or arrangement with a customer exists, the underlying programming is complete and has been transferred to the customer, the licensing period has commenced and the customer can begin exploitation, the arrangement fee is fixed or determinable, and collection of the arrangement fee is reasonably assured.

Payments received in advance for advertising and other revenue are recorded as deferred revenue until earned.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Programming Rights

Programming rights are stated at the lower of cost or net realizable value. In accordance with accounting guidance, the Company capitalizes expenditures for the acquisition of programming rights.

Purchased programming rights and the related liabilities are recorded at their gross value when the license period begins and the programs are available for broadcast. Marketing, distribution, and general and administrative costs are expensed as incurred.

Programming rights also include internally-produced programming. The cost of such programming includes expenses related to the acquisition of format rights, direct costs associated with production and capitalized overheads. The Company capitalizes production costs, including costs of individuals or departments with exclusive or significant responsibility for the production of programming that can be allocated to such particular programming, as a component of film costs. Internally-produced programming is stated at the lower of amortized cost or fair value.

The Company amortizes programming based on expected revenue generation patterns, based on the proportion that current estimated revenues bear to the estimated remaining total lifetime revenues. These estimates are periodically reviewed and adjustments, if any, will result in changes to programming amortization rates or possibly the recognition of an impairment charge to the consolidated statement of income (loss). Such write-downs establish a new cost basis for programming rights. Purchased program rights are classified as current or non-current assets based on anticipated usage. Internally-produced programming is classified as non-current.

Sublicensing Rights

Sublicensing rights include the unamortized cost of completed television episodes, television series in production and programming rights acquired for sublicensing rather than for exhibition on the Company's own Networks. Sublicensing rights principally consist of production costs, and development and format costs, and are stated at the lower of cost, less accumulated amortization, or fair value. The amount of capitalized sublicensing rights recognized as cost for a given episode as it is exhibited in various markets, throughout its life cycle, is determined using the film forecast method. Under this method, the amount of capitalized costs recognized as expense is based on the proportion of the television episode's revenues recognized for such period to the television episode's estimated remaining ultimate revenues. These estimates are revised periodically and projected losses, if any, are provided in full.

Property and Equipment

Property and equipment are stated at historical acquisition cost less accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the assets, which range from 3 to 25 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the initial operating lease. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the consolidated statement of income (loss).

Amortizable Long-Lived Assets

Definite-lived intangible assets primarily represent cable network connections and network affiliation agreements. Cable network connections are amortized on a straight-line basis over their estimated term, from the date of such connection until December 2015. While the Company uses 2015 as the estimated useful life of existing connections, future changes in the digital conversion timeline, which may occur, would cause the Company to reassess this estimate. Network affiliation agreements are amortized on a straight-line basis over their estimated term, which is five years. These assets are stated at cost less accumulated amortization.

Amortizable assets, including property and equipment and definite-lived intangibles, are reviewed periodically to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets and any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If the carrying value of the asset or group of assets exceeds the undiscounted cash flows, impairment is deemed to have occurred, and the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is estimated using a discounted cash flow analysis or other valuation techniques.

Fair Value Measurements

The Company has adopted changes issued by the FASB to the use of fair value accounting. The new standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by the standard contains three levels as follows:

Level 1—Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2—Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets in non-active markets;

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(3) inputs other than quoted prices that are observable for the asset or liability; and (4) inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

In 2010, the Company had recurring measurements at fair value for financial derivative instruments, and non-recurring measurements at fair value for its broadcasting licenses, trade names, nonfinancial assets, and liabilities recognized as a result of acquisitions or as a part of annual impairment tests for broadcasting licenses and tradenames, which were all Level 3 measurements. There were no transfers between categories during the periods presented. See below.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of acquisition costs over the Company's share of fair value of the net assets of acquired businesses. Indefinite-lived intangible assets primarily represent broadcasting licenses and trade names.

The Channel 31 broadcasting license was granted for an indefinite period of time. Russian broadcasting licenses generally require renewal every five years and are renewed upon application. The Company expects each of its licenses to be renewed. Broadcasting licenses are assigned indefinite lives after consideration of the following conditions:

- the Company intends to renew the licenses into the foreseeable future;
- the Company has precedents of renewals or reasonable expectation of renewals;
- the Company does not expect any substantial cost to be incurred as part of a future license renewal and de minimis costs have been incurred in the renewals to date; and
- the Company has not experienced any historical evidence of a compelling challenge to its holding of licenses.

The Company believes that the history of renewals, the consistency in the regulatory environment of the TV broadcasting industry and apparent stability in the Russian and Kazakh political environments provide sufficient basis for indefinite-life assumptions for its licenses, as it reflects the foreseeable future period during which the Company expects to benefit from the use of such licenses. As of December 31, 2010, the weighted-average period prior to the next renewal of Russian broadcasting licenses is 2.4 years. During 2010, the Company renewed Russian broadcasting licenses with carrying value totaling $25,128 through 2015. Also during 2010, the Company assigned $21,857 of the purchase consideration paid in conjunction with the acquisition of several regional stations to broadcasting licenses (Note 4). The weighted-average period prior to the next renewal of these new licenses is 2.0 years.

Indefinite-lived intangible assets and goodwill are not subject to amortization but are tested for impairment.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Indefinite-Lived Intangible Assets Impairment Tests

Goodwill and indefinite-lived intangible assets are reviewed for impairment annually, in the fourth quarter, or between annual tests if events or changes in circumstances indicate that an asset might be impaired. Outside the annual review, there are a number of factors which could trigger an impairment review and these could include:

- under-performance of operating segments or changes in projected results;
- changes in the manner of utilization of an asset;
- severe and sustained declines in the traded price of the Company's common stock that are not attributable to factors other than the underlying value of its assets;
- negative market conditions or economic trends; and
- specific events, such as new legislation, new market entrants, changes in technology or adverse legal judgments that the Company believes could have a negative impact on its business.

The Company determines whether an impairment of goodwill has occurred by assigning goodwill to the reporting units and comparing the carrying amount of the entire reporting unit to the estimated fair value based on discounted cash flows of the reporting unit (Step 1). If the carrying value of the reporting unit is more than the estimated fair value of the reporting unit, the Company compares the implied fair value of goodwill based on a hypothetical purchase price allocation to the carrying value of the goodwill (Step 2). If the carrying value of goodwill exceeds the implied fair value of goodwill based on Step 2, goodwill impairment is deemed to have occurred, and the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. Prior to testing goodwill for impairment, the Company compares fair values of indefinite-lived intangible assets with their carrying values to determine whether the assets might be impaired. The Company has determined that its reporting units are the same as its operating segments.

Indefinite-lived intangible assets are evaluated for impairment by comparing the fair value of the asset to its carrying value. Any excess of the carrying value over the fair value is recognized as an impairment charge. Broadcasting licenses and tradenames are evaluated at the individual asset level.

Assessing goodwill and indefinite-lived intangible assets for impairment is a process that requires significant judgment and involves detailed quantitative and qualitative business-specific analysis and many individual assumptions which fluctuate with the passage of time.

The Company's estimate of the cash flows its operations will generate in future periods forms the basis for most of the significant assumptions inherent in the impairment reviews. The Company's expectations of these cash flows are developed during its long- and short-range business planning processes, which are designed to address the uncertainties inherent in the forecasting process by capturing a range of possible views about key trends which govern future cash flow growth.

The Company has observed over many years a strong positive correlation between the macroeconomic performance of its markets and the size of the television advertising market and ultimately the cash flows the Company generates. With this in mind, the Company has placed a high

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

importance on developing its expectations for the future development of the macroeconomic environment in general and the advertising market and the Company's share of it in particular. While this has involved an appreciation of historical trends, the Company has placed a higher emphasis on forecasting these market trends, which has involved detailed review of macroeconomic data and a range of both proprietary and publicly-available estimates for future market development.

The Company determines the fair values calculated in impairment tests using free cash flow models involving assumptions that are based upon what the Company believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. In valuing broadcasting licenses, the Company allocates cash flows that the licenses generate both from national and regional advertising using the "direct value" method. The most significant of the assumptions used in its valuations are discussed below:

- Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that asset. The Company calculates the cost of capital according to the Capital Asset Pricing Model using a number of assumptions, the most significant of which is a Country Risk Premium ("CRP"). The CRP reflects the excess risk to an investor of investing in markets other than the United States and generally fluctuates with expectations of changes in a country's macroeconomic environment. The costs of capital that the Company applied in all reporting units in 2008 was high compared to historical levels, which the Company believed represented a fundamental re-pricing of the perceived risk of investing in Russia and CIS during those periods. In 2009 and 2010, as overall economic conditions improved and as the Russian and CIS markets recovered, the cost of capital also declined. However, if the Russian macroeconomic environment becomes less stable and the risk to investors investing in Russian markets increases, the cost of capital may increase, which in turn will decrease the fair value of the respective assets or reporting units. Additionally, changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of assets. The cost of capital used by the Company in its 2009 and 2010 analysis ranged from 15.5% to 20% in 2009 and from 13.5% to 18.4% in 2010, based on the level of risk related to each particular asset or reporting unit.
- Growth rate into perpetuity: Growth rate into perpetuity reflects the level of economic growth in each of the Company's markets from the last forecasted period into perpetuity and is the sum of an estimated real growth rate, which reflects the long-term expectations for inflation. These assumptions are inherently uncertain. The growth rate into perpetuity used by the Company in its 2008, 2009 and 2010 analysis was 4%. In its calculations, the perpetuity period starts after nine years. The Company's estimates of these rates are based on observable market data.
- Total advertising market: The size of the television advertising market effectively places an upper limit on the advertising revenue the Company can expect to earn. The Company's estimate of the total advertising market is developed from a number of external sources, in combination with a process of on-going consultation with operational management. In general, expenditures by advertisers tend to reflect overall economic conditions and buying patterns. Economic

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

conditions in Russia and other CIS countries where the Company operates appear to be improving and the valuation model used by the Company assumes recovery from the downturn in the economy, which started in the middle of 2008, by 2012. If, however, such improvements are not sustainable or if the economic instability resumes, the size of the television advertising market may decrease which, in turn, may adversely affect the fair value of the respective assets or reporting units.

- Allocation of cash flows from national advertising to broadcasting licenses: Regional stations broadcast programming received by satellite from the Networks, including national advertising. Therefore, the Company's regional broadcasting licenses generate revenues for the Company at the Networks level. Russian television viewing data, including ratings, audience shares and related metrics, are currently gathered by TNS Russia. The TNS measurement system uses internationally recognized methods and is the standard currently used by all major television broadcasters, advertisers and advertising agencies in Russia. The audience rating for any channel is measured based on the ratings in cities included in a panel measured by TNS. The Company's assumptions on the share of national revenue generated by each of its broadcasting licenses are developed from a number of external sources, in combination with a process of on-going consultation with operational management. If the system of audience measurement were to change or the weighting of the panel of cities were to change in a manner that increased the weight in areas where the Company does not have coverage, it could impact the fair value of our reporting units and broadcasting licenses by lowering the Company's ratings.
- Market shares: This assumption is a function of the audience share the Company expects to generate from its reporting units, and the relative price at which the Company can sell advertising. For broadcasting licenses, the Company estimates market shares based on assumptions related to the market participants potentially willing to acquire the station in each particular region. The Company's estimates of the market shares are developed from a number of external sources, in combination with a process of on-going consultation with operational management. If the Company's audience shares or ratings, or shares or ratings of market participants, were to fall as a result, for example, of competitive pressures, the underperformance of key programs, the failure to renew licenses, or a change in the method of measuring television audiences, this would likely result in a decrease in fair value of the respective reporting units/broadcasting licenses.
- Forecasted operating costs: The level of cash flow generated by each operation is ultimately governed by the extent to which the Company manages the relationship between revenues and costs. The Company forecasts the level of operating costs by reference to (a) the historical absolute and relative levels of costs the Company has incurred in generating revenue in each reporting unit and regional station, (b) the operating strategy of each business, (c) specific forecasted operating costs to be incurred and (d) expectations as to what these costs would be for an average market participant. The Company's estimates of forecasted operating costs are developed from a number of external sources, in combination with a process of on-going consultation with operational management. These forecasts could vary from the Company's projections.

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Forecasted capital expenditure: The size and phasing of capital expenditure, both recurring expenditure to replace retired assets and investments in new projects, has a significant impact on cash flows. The Company forecasts the level of future capital expenditure based on current strategies and specific forecast costs to be incurred, as well as expectations on what these costs would be like for an average market participant. The Company's estimate of forecasted capital expenditure is developed from a number of external sources, in combination with a process of on-going consultation with operational management. These forecasts could vary from the Company's projections.

The Company believes that the values assigned to key assumptions and estimates described above represent the most realistic assessment of future trends. In order to check the reasonableness of the fair values implied by cash flow estimates the Company also calculates the value of its common stock implied by its cash flow forecasts and compares this to actual traded values.

Impairment reviews during 2008, 2009 and 2010

As of December 31, 2008, the Company recorded non-cash impairment losses totaling $232,683 related to intangible assets and goodwill recorded in connection with acquisitions completed in 2008. Of the total impairment losses, $87,889 related to the impairment of broadcasting licenses of DTV Television Station Group, $7,743 related to impairment of the trade name of DTV Network, $74,699 and $58,189 related to impairment of the broadcasting license and goodwill, respectively, of Channel 31 Group and $4,163 related to the impairment of the broadcasting license of its Moldova broadcasting group.

The principal factors leading to the impairment losses recorded by the Company in 2008 were reductions in the projected future cash flows of the recently acquired businesses, as well as increases in the discount rates applied to those cash flows. These modifications were made to reflect the prevailing economic instability in Russia and other CIS countries in which the Company operates and the expectation that this economic environment could continue in the near to mid-term, in light of the global credit crisis and the related turmoil in the global financial system. Although the Company continued to project future long-term growth in cash flows, such growth was lower than that estimated at the time the businesses were acquired. The reduction in estimated future cash flows from February 2008, when the Company acquired Channel 31 Group, and from April 2008, when the Company acquired DTV Group, reflected the impact of the weaker economy, including forecasted decline in gross domestic product and a forecasted decline in the growth of total advertising spending in ruble terms in 2009, offset in part by increased cost controls of the Company and decreased statutory income tax rates in Russia and Kazakhstan effective from 2009. The Company used higher discount rates (ranging from approximately 22%-26% for 2009 to 13%-17% for 2013 and terminal years as compared to approximately 12-16% used in the original February 2008 valuation of Channel 31 Group, the April 2008 valuation of DTV Network and DTV Television Station Group and the October 2008 valuation of the Moldova Group reporting unit and its assets). These increased rates reflected an expected increase in the risks inherent in the estimated future cash flows attributable to the economic volatility, which was more pronounced during the fourth quarter of 2008.

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2009, the Company recorded non-cash impairment losses totaling $18,739 related to certain broadcasting licenses in the CTC and Domashny Television Station Groups. The decline in the fair value of these broadcasting licenses below book value was primarily the result of the change in the weight given to panel cities by TNS Russia. Certain cities in which the Company holds licenses were given less weight than in the previous panel survey, reducing the value of these licenses.

In the fourth quarter of 2010, the Company performed its annual impairment review, which did not result in any further impairment charges.

The DTV Network reporting unit and DTV umbrella broadcasting license were the most sensitive to changes in the assumptions described above. In the 2010 impairment review, the Company concluded that the fair value of the reporting unit had increased marginally, resulting in a higher excess of fair value over carrying value. The main reasons for the increase in the fair value of the reporting unit were a reduction in the cost of capital applied to reflect a slightly lower perceived risk among investors of investing in Russia, an upward revision to the advertising market as a result of a more positive outlook for the market and the pace and timing of the recovery of the market, and more encouraging overall macro-economic conditions in Russia in 2010 compared to 2009 and 2008. In addition to the factors noted above, the average price of the Company's common stock in 2010 was higher when compared to 2009 and 2008. As of December 31, 2010, the DTV Network reporting unit had $135,397 of goodwill, and $56,668 attributed to the broadcasting umbrella license; their fair values exceeded the carrying values by approximately 33% and 24%, respectively, as of the impairment testing date.

In order to evaluate the sensitivity of the fair value calculations on its impairment analysis, the Company applied a hypothetical 10% decrease to the calculated fair values. In respect of reporting units, a hypothetical 10% decrease in the fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test.

Other than with respect to the several broadcasting licenses identified below, a hypothetical 10% decrease in the fair value of each indefinite lived asset would not have resulted in additional impairment.

For certain broadcasting licenses in the CTC and DTV Television Station Groups, a hypothetical 10% decrease in the fair value of these assets as of the date of the impairment test for 2010 would

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

have resulted in additional impairment. As of December 31, 2010, the carrying value of these broadcasting licenses was as follows:

	Carrying amount, as of December 31, 2010
Broadcasting licenses	
CTC Television Station Group:	
Kazan	$9,296
Saratov	$7,871
Stavropol	$2,907
Arkhangelsk (1)	$4,175
Perm (1)	$6,386
Achinsk (1)	$1,605
DTV Television Station Group:	
St. Petersburg (1)	$9,954
Tula	$4,421
Total	46,615

(1) The fair value of these broadcasting licenses approximated their carrying value in light of their recent acquisition by the Company. The Company has performed preliminary purchase price allocations for these acquisitions using the best information available as of the date of these financial statements. See Note 4.

Although management considered all current information when calculating impairment charges, any future changes in events or circumstances, such as changes in the economy, the planned transition to digital broadcasting, decreases in audience shares or ratings, increased competition from cable providers, or changes in the audience measurement system, could result in decreases in the fair value of the Company's intangible assets and it is probable that the Company will have to recognize additional impairment charges in future periods as described above.

Prepayments

Prepayments primarily represent payments to producers of programming prior to the commencement of the license period for programming rights. At December 31, 2009 and 2010, prepayments for programming rights were $33,800 and $33,108, respectively.

Cash and Cash Equivalents and Short-Term Investments

The Company classifies cash on hand and deposits in banks and any other investments with an original maturity of three months or less as cash and cash equivalents. Deposits in banks with an original maturity ranging from 91 to 365 days are classified as short-term investments.

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Of the $59,565 cash balance the Company had as of December 31, 2010, it held cash and deposits with a maturity of 90 days and less with a US dollar-equivalent value of $57,452 in Russian banks, including subsidiaries of foreign banks. In addition, the Company has deposits with a maturity of more than 90 days in the amount of $117,457 in Russian banks. This amount of deposits includes ruble-denominated deposits of $79,879 bearing interest ranging from 3.7% to 6.5%, and US dollar-denominated deposits of $37,578 bearing interest ranging from 1.9% to 3.0%. Management periodically reviews the credit worthiness of the banks in which it holds its cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value.

The Company establishes an allowance for doubtful accounts receivable based on specific identification and management estimates of recoverability, including discussions with Video International, as appropriate. In cases where the Company is aware of circumstances which may impair a receivable, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company believes will be collected. If all collection efforts have been exhausted, the receivable is written off against the allowance. The Company's credit policy does not require to enter into any netting agreements or collateral from customers.

The following table summarizes the changes in the allowance for doubtful accounts for the year ended December 31, 2010:

	2008	2009	2010
Balance at January 1	$ 435	$1,355	$ 988
Additions (charged to expenses)	970	420	53
Acquired	142	—	—
Deductions (subsequent payments or write-offs)	—	(778)	(173)
Foreign currency translation adjustments	(192)	(9)	(88)
Balance at December 31	$1,355	$ 988	$ 780

Income Taxes

The Company recognizes income tax positions if it is more likely than not that they will be sustained on a tax audit, including resolution of related appeals or litigation processes, if any, and measures them as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases as reported in the consolidated financial statements, as well as the tax benefits of net operating loss carryforwards which are expected to be realized. A valuation allowance for deferred tax assets is established when it is more likely than not that all or a portion of deferred tax assets will not be realized (Note 12).

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 were $16,459, $11,140 and $15,265, respectively.

Pensions

The Company contributes to local state pension and social funds on behalf of all its employees in Russia. Starting from 2010 Unified Social Tax (UST), which provided application of a regressive rate from 26% to 2% of the annual gross remuneration of each employee, has been replaced with contributions to social, medical and pension funds at a flat rate of 26% of the annual gross remuneration of each employee not to exceed certain pre-determined amount of compensation. Starting from 2011, the rate will increase to 34% for most of the taxpayers. Taxpayers involved in the mass media industry may enjoy a tax benefit, provided they meet certain conditions, and use the following tax rates: 26% with respect to the 2011 tax year, 27%-2012, 28%-2013, 30%-2014. Starting with 2015, tax payers involved in the mass media industry will be taxed at common rate of 34%.

In Kazakhstan, employers are required to withhold 10% of the gross salaries of local employees for remittance to local state pension funds. In addition, employers are required to pay social tax for their employees calculated by the application of a flat rate of 11% of the annual gross remuneration of each employee and obligatory social insurance contributions of 5% of the gross salaries of local employees. These contributions are expensed as incurred.

Financial instruments and hedging activities

The Company measures derivatives at fair value and recognizes them as either assets or liabilities on the balance sheet. The Company designates derivatives as either fair value hedges or cash flow hedges when the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income (loss) together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of income (loss). For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statement of income (loss). The Company does not use derivatives for trading purposes. At December 31, 2009 and 2010, the Company did not have any fair value or cash flow derivatives designated as hedges.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and debt approximate their fair value.

From time to time, the Company enters into foreign exchange hedging arrangements in relation to a portion of its programming commitments denominated in US dollars. These contracts are recorded at fair value at the balance sheet date, and the resulting unrealized gains and losses are recorded in the

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consolidated statement of income (loss), together with realized gains and losses arising on settlement of these contracts.

Comprehensive Income (Loss)

During the years ended December 31, 2008, 2009 and 2010, comprehensive income (loss) comprises net income (loss) and foreign currency translation adjustments.

Stock-Based Compensation

The cost of equity instruments is measured based on the fair value of the instruments on the date they are granted and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company estimates the fair value of stock options at the date of grant using a Black-Scholes option pricing model. The Black-Scholes pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate (Note 13). Once the Company has estimated the fair value of the equity instruments, it recognizes this estimated cost as stock-based compensation expense over the service period.

Comparative Figures

Reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation. These changes reclassify certain expenses in direct operating and selling, general and administrative expenses, but do not impact total operating expenses. Also, in 2010, the Company finalized its purchase price allocation for stations acquired in December 2009, and, as a result, has made a reclassification in the opening balance in the amount of $6,926 and $1,643 from intangible assets to goodwill and deferred tax liabilities, respectively.

New and Recently Adopted Accounting Pronouncements

Fair Value Measurements and Disclosures. The Company's nonfinancial assets and liabilities measured at fair value on a nonrecurring basis include goodwill and intangible assets acquired in connection with business combinations. The Company adopted the fair value measurement guidance as it relates to these assets and liabilities as of January 1, 2009. The adoption of this guidance did not have a significant impact on the Company's financial statements.

In January 2010, the FASB issued additional guidance that requires new disclosures related to transfers into and out of Levels 1 and 2 of the fair value hierarchy (discussed above) and separate disclosures related to purchases, sales, issuances and settlements in the roll forward for Level 3 inputs. The update also clarifies existing guidance for fair value measurements for each class of assets and liabilities as well as for disclosures about inputs and valuation techniques. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements in the roll forward for Level 3 inputs which are

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this update will not have a significant impact on the Company's financial statements.

Subsequent Events. In May 2009, the FASB issued guidance on subsequent events which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is based on the same principles as currently exist in auditing standards and was issued by the FASB to include accounting guidance that originated as auditing standards into the body of authoritative literature issued by the FASB. The standard addresses the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company's financial statements.

Consolidation of variable interest entities. In June 2009, the FASB issued guidance that amends the consolidation guidance that applies to variable interest entities ("VIEs"). The amendments significantly affects the overall consolidation analysis under the existing guidance. Accordingly, an enterprise needs to reconsider its previous conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE's primary beneficiary, and (3) what type of financial statement disclosures are required. The guidance is effective for the Company as of January 1, 2010. Early adoption is prohibited. The adoption of this guidance did not have animpact on the Company's financial statements.

Stock-based compensation. In April 2010, the FASB issued an amendment to its stock-based compensation guidance to clarify that employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity's securities trade should be classified as equity, assuming all other criteria for equity classification are met. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the provisions of the amendment to have any effect on its financial statements.

Business Combinations. In December 2007, FASB issued new guidance on business combinations. This guidance establishes principles and requirements for how the Company: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The business combinations guidance also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. This guidance applies prospectively to business combinations for which the acquisition date is on or after the

(in thousands of US dollars, except share and per share data)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the business combination guidance on January 1, 2009.

In December 2010, the FASB issued guidance on disclosure of supplementary pro forma information for business combinations which states that when a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. It clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as of it had occurred at the beginning of the current annual reporting period. It is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2010, and should be applied prospectively.

Intangible Assets. In December 2010, the FASB issued additional guidance which does not prescribe a specific method of calculating the fair value of a reporting unit in the performance of step 1 of the goodwill impairment test and requires entities with a zero or negative carrying value to assess, considering qualitative factors, whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. It is effective for the impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early application will not be permitted. The Company does not expect the provisions of the amendment to have significant impact on its financial statements.

3. NET INCOME PER SHARE

Basic net income per share for the years ended December 31, 2008, 2009 and 2010 is computed on the basis of the weighted average number of common shares outstanding. Diluted net income per common share is computed using the "if converted method" with the weighted average number of common shares outstanding plus the effect of the outstanding stock options calculated using the "treasury stock" method. The number of stock options excluded from the diluted net income per common share computation, because their effect was antidilutive for the years ended December 31, 2008, 2009 and 2010, was 2,757,924, 10,068,631 and 6,041,964, respectively.

(in thousands of US dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

The components of basic and diluted net income per share were as follows:

	Year ended December 31,		
	2008	2009	2010
Net income attributable to CTC Media, Inc. stockholders	$ 22,454	$ 100,389	$ 145,731
Weighted average common shares outstanding—basic			
Common stock	152,146,559	152,223,165	155,576,658
Dilutive effect of:			
Common stock options and SARs	6,041,363	5,229,598	515,380
Weighted average common shares outstanding—diluted	158,187,922	157,452,763	156,092,038
Net income per share attributable to CTC Media, Inc. stockholders:			
Basic	$ 0.15	$ 0.66	$ 0.94
Diluted	$ 0.14	$ 0.64	$ 0.93

The numerator used to calculate diluted net income per common share for 2008, 2009 and 2010 was net income attributable to CTC Media, Inc. stockholders.

4. INVESTMENT TRANSACTIONS

Acquisitions in 2008

Channel 31 Group

On February 29, 2008, the Company acquired an interest in a Kazakh television broadcast company, Teleradiokompaniya 31st Kanal LLP ("Channel 31"), and established two subsidiaries, Prim LLP and Advertising and Marketing LLP, which provide programming content and the advertising sales function to Channel 31 (together, the "Channel 31 Group") on an exclusive basis. These interests provide the Company with a right to 60% of the economic interest of the Channel 31 Group.

The Company acquired a 20% interest in Channel 31 and holds a 60% interest in Prim LLP and a 70% interest in Advertising and Marketing LLP. The Company has the right, pursuant to the charters and foundation agreements of each entity in the Channel 31 Group, to appoint the senior management of each entity within the Channel 31 Group. In the event that Kazakh law is amended to permit non-Kazakh parties to hold more than a 20% ownership interest in a Kazakh television broadcaster, the Company has an option to acquire additional participation interests in Channel 31, at no additional cost, so that the Company's total participation interest in Channel 31 is the lesser of 50% or the ownership interest permitted by Kazakh law. Upon exercise of such option, the relative ownership interests in each other entity in the Channel 31 Group would be adjusted to reflect such exercise, and the Company would continue to have a 60% economic interest in the Channel 31 Group as a whole.

The total purchase consideration for the Channel 31 Group was $65,319 in cash, including $526 in direct transaction costs. The Company has consolidated the financial results of Channel 31 Group from the date of acquisition, based on the fact that the Company was deemed to be a primary beneficiary of this variable interest entity.

(in thousands of US dollars, except share and per share data)

4. INVESTMENT TRANSACTIONS (Continued)

The Company performed a valuation of the Channel 31 Group to allocate the purchase price to the acquired assets and liabilities, using the best information available as at the date of the valuation. The following table summarizes the final fair values of the assets acquired and liabilities assumed at the date of acquisition:

ASSETS:	
Current assets	$ 1,529
Property and equipment	2,384
Programming rights	252
Intangible assets, net	
Broadcasting licenses	89,427
Other intangible assets	538
Goodwill	59,775
Total assets	$153,905
LIABILITIES:	
Current liabilities	$ 17,769
Non-current liabilities	187
Deferred tax liabilities	27,084
Minority interest	43,546
Net assets	$ 65,319
Total purchase consideration and acquisition costs	$ 65,319

The goodwill arising from the purchase price allocation was believed to be consistent with the synergies expected to be realized from the acquisition and the value of the assembled business. The goodwill is not expected to be deductible for tax purposes.

Broadcasting licenses have indefinite useful lives and, as such, are not being amortized.

As of December 31, 2008, the Company recorded noncash impairment losses of $74,699 (before tax effect) related to the impairment of the broadcasting license and $58,189 related to the impairment of goodwill of Channel 31 Group. Impairment of goodwill had no tax effect. See Note 2.

DTV Group

On April 16, 2008, the Company acquired a 100% interest in the DTV Group from an affiliate of Modern Times Group MTG AB ("MTG"). The DTV Group operates a national free-to-air television network and, at the date of acquisition, a group of four owned-and-operated stations in Russia. MTG, through its subsidiary MTG Russia AB, is the beneficial holder of approximately 39.5% of the Company's outstanding shares.

As consideration for the acquisition, the Company paid MTG $190,000 in cash, issued a promissory note to MTG in the amount of $138,053 and agreed to ensure the repayment of indebtedness owing from the DTV Group to MTG. On the date of acquisition such indebtedness amounted to $65,668 (Note 11). Direct transaction costs incurred in conjunction with this acquisition were $3,573. In connection with the purchase of the DTV Group, the Company granted MTG a right

(in thousands of US dollars, except share and per share data)

4. INVESTMENT TRANSACTIONS (Continued)

of first offer, for a ten-year term, in the event that the Company seeks to license to any third-party any rights it or its affiliates hold to broadcast television programming in Estonia, Latvia or Lithuania.

The Company performed a valuation of the DTV Group to allocate the purchase price to the acquired assets and liabilities, using the best information available as at the date of the valuation. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

ASSETS:	
Current assets	$ 9,586
Property and equipment	1,322
Programming rights	4,097
Intangible assets, net	
Broadcasting licenses	202,050
Network affiliation agreements	13,544
Cable network connections	25,874
Trademark	24,520
Other intangible assets	154
Goodwill	176,226
Other non-current assets	15,829
Total assets	$473,202
LIABILITIES:	
Current liabilities	$ 22,312
Non-current liabilities	65,668
Deferred tax liabilities	53,596
Net assets	$331,626
Total purchase consideration and acquisition costs	$331,626

The goodwill arising from the purchase price allocation is believed to be consistent with the synergies expected to be realized from the acquisition and the value of the assembled business. The goodwill is not expected to be deductible for tax purposes.

Broadcasting licenses and trademarks have indefinite useful lives and, as such, are not being amortized. Network affiliation agreements are being amortized over an estimated life of 5 years. Cable network connections are being amortized through 2015.

As of December 31, 2008, the Company recorded noncash impairment losses of $87,889 (before tax effect) related to the impairment of broadcasting licenses of DTV Television Station Group and $7,743 (before tax effect) related to impairment of the trade name of DTV Network. See Note 2.

Production companies

In April 2008, the Company acquired two Russian production companies, Costafilm and Soho Media. The Company historically purchased programming rights from these companies. Under the terms of the Costafilm share purchase agreement, the Company paid an aggregate of approximately $1,000 in cash in connection with closing. Annual cash earn-out payments, which are denominated in Russian

(in thousands of US dollars, except share and per share data)

4. INVESTMENT TRANSACTIONS (Continued)

rubles, of up to $10,536 for each year or $31,608 in aggregate for the three years (at the US dollar/ruble exchange rate as of December 31, 2010) were payable subject to achievement of certain performance criteria for 2008, 2009 and 2010. Costafilm achieved all the performance criteria for 2008 and 2009, and partially achieved the performance criteria for 2010; accordingly, the Company paid the 2008 and 2009 earn-outs during 2009 and 2010, respectively, and has accrued a liability in respect of the 2010 earn-out payment in amount of $6,777, as of December 31, 2010. The Company has allocated $1,261, $912 and $219, respectively, of the 2008, 2009 and 2010 earn-out payments to compensation expense for the respective years in respect of the previous owners of Costafilm, who continue to be employed by the Company. The remaining amounts of the 2008, 2009 and 2010 earn-outs were assigned to goodwill attributed to the assembled workforce. The goodwill is not expected to be deductible for tax purposes.

Under the terms of the Soho Media share purchase agreement, the Company paid $4,000 in cash in connection with closing. The Company was also required to make additional annual cash earn-out payments to the owners, denominated in US dollars, of up to $2,000 for each year, or $6,000 in aggregate for all three years subject to achievement of certain performance criteria for 2008, 2009 and 2010. Soho Media achieved all the performance criteria for 2008 and 2009; accordingly, the Company paid the 2008 and 2009 earn-outs during 2009 and 2010, respectively. The Company allocated $500 and $633, respectively, of the 2008 and 2009 earn-outs, to compensation expense for the respective years in respect of the previous owners of Soho Media, who continued to be employed by the Company at that time. The remaining amounts of the 2008 and 2009 earn-outs were assigned to goodwill, attributed to the assembled workforce. The goodwill is not expected to be deductible for tax purposes. In March 2010, the Company signed an amendment to the purchase agreement with the previous owners of Soho Media, agreeing that the Company was not obliged to pay 2010 earn-out payment to those parties. Under the amendment, the Company was obliged to pay $1,100 to the previous owners in two equal tranches. The first tranche was paid in April 2010, and the second is payable not later than March 31, 2011.

Other acquisitions

In April 2008, the Company acquired a 100% interest in a television station in Saratov, for total cash consideration of $12,766. The Company's financial statements reflect an allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The Company assigned $16,796 to broadcasting licenses. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed. In 2009, the Company recorded a noncash impairment loss of $5,146 (before tax effect) related to impairment of this broadcasting license. See Note 2.

In June 2008, the Company acquired a 100% interest in a television station in Kansk, for total cash consideration of $1,007. The Company's financial statements reflect an allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The Company assigned $1,321 to broadcasting licenses. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed. In 2009, based on the impairment test performed by the Company, the value of this broadcasting license was written down to zero. See Note 2.

In October 2008, the Company acquired a 51% interest in a broadcasting group consisting of Teledixi SRL and Muzic Ramil SRL in Moldova for total consideration of $4,309 in cash, including $430 in direct transaction costs. The Company's financial statements reflect an allocation of the

(in thousands of US dollars, except share and per share data)

4. INVESTMENT TRANSACTIONS (Continued)

purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The Company assigned $4,309 to broadcasting licenses and other assets and liabilities assumed. In 2008, based on the impairment test performed by the Company, the value of this broadcasting license was written down to zero. See Note 2.

Acquisitions in 2009

In November 2009, the Company acquired a 100% interest in a television station in Ulyanovsk, for total cash consideration of $1,314. The Company's financial statements reflect an allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The Company assigned $1,643 to broadcasting licenses. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed.

In December 2009, the Company acquired a 100% interest in five television stations in the Russian cities of Ulyanovsk, Cheboksary, Ivanovo and Kirov, for total cash consideration of $12,164. The Company assigned $15,205 to broadcasting licenses in its preliminary purchase price allocation, based on a fair value assessment of the assets acquired and liabilities assumed, using the best information available as of the date of the 2009 financial statements. In 2010, the Company finalized the purchase price allocation and has assigned $6,548 to broadcasting licenses, and $6,926 to goodwill. The goodwill arising from the purchase price allocation was believed to be consistent with the synergies expected to be realized from the acquisition. The goodwill is not expected to be deductible for tax purposes. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed.

Acquisitions in 2010

In October 2010, the Company acquired a remaining non-controlling 48% interest in ZAO Variant, a television station in Kazan, for total cash consideration of $1,508.

Also in October 2010, the Company acquired a 100% interest in two television stations in Achinsk, for total cash consideration of $1,643. The Company's financial statements reflect a preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, using the best information available as of the date of these financial statements. The Company assigned $2,034 to the broadcasting licenses. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed.

In December 2010, the Company acquired a 100% interest in a television station in St. Petersburg. As consideration for the acquisition, the Company paid $356 in cash and assumed indebtedness of $7,644 of the station. In December 2010 the debt was paid in full. The Company's financial statements reflect a preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, using the best information available as of the date of these financial statements. The Company assigned $9,691 to broadcasting licenses. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed.

In December 2010, the Company acquired a 100% interest in a television stations in Perm, Archangelsk and Severodvinsk, for total cash consideration of $8,612. The Company's financial statements reflect a preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, using the best information available as of the date of these

(in thousands of US dollars, except share and per share data)

4. INVESTMENT TRANSACTIONS (Continued)

financial statements. The Company assigned $10,561 to broadcasting licenses. The remainder of the purchase price was assigned to other assets acquired and liabilities assumed.

The purchase price allocation for the 2010 acquisitions remains open as the Company is finalizing the estimated future cash flows related to the respective broadcast licenses. Upon finalization of the purchase price allocation in 2011, the amount of recorded goodwill may change.

Also, during 2010, the Company acquired a 10% interest in Belgorod television station and a 10% interest in a television station broadcasting in Balakovo, Severodvinsk, Pervouralsk and Novocherkassk for total cash consideration of $358, and signed preliminary agreements to purchase an additional 80% and 90% of these stations, respectively, for approximately $3,021. In addition, the Company signed preliminary agreements to purchase several regional stations for total cash consideration of approximately $10,300. See also Note 18.

See Note 2 for a discussion of fair value measurements.

Disposals in 2010

In January 2010, we sold our 100% interest in a Kazakh radio station for total cash consideration of approximately $2.0 million.

5. PROGRAMMING RIGHTS, NET

Programming rights as of December 31, 2009 and 2010 comprise the following:

	December 31,	
	2009	**2010**
Internally produced—TV broadcasting and theatrical:		
Released:		
Historical cost	$ 52,760	$ 88,828
Accumulated amortization	(44,028)	(70,266)
Released, net book value	8,732	18,562
Completed and not released	11,484	3,356
In production	5,638	460
Total	**25,854**	**22,378**
Acquired rights:		
Historical cost	369,062	487,947
Accumulated amortization	(251,305)	(339,666)
Net book value	**117,757**	**148,281**
Total programming rights	**$ 143,611**	**$ 170,659**
Current portion	**79,268**	**95,026**
Non-current portion	**64,343**	**75,633**

The Company expects to amortize approximately $14,413 of internally produced TV programming for its completed and released films and completed but not yet released films during the twelve months

(in thousands of US dollars, except share and per share data)

5. PROGRAMMING RIGHTS, NET (Continued)

ending December 31, 2011. In addition, the Company expects to amortize approximately 100% of its unamortized internally produced programming rights within the three years following December 31, 2010.

During 2008, 2009 and 2010, the Company recognized impairment charges on programming rights of $16,618, $14,854 and $33,814 respectively. The impairment charges are included in amortization of programming rights in the accompanying consolidated statements of income (loss).

6. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2009 and 2010 comprise the following:

	Useful life, years	December 31, 2009	December 31, 2010
Cost:			
Broadcasting equipment	7	$ 33,818	$ 36,323
Buildings	10-25	10,053	10,002
Office equipment	3	7,640	8,810
Leasehold improvements	10	—	3,940
Vehicles	5	1,040	1,044
Construction in progress		2,331	13,859
Total cost		$ 54,882	$ 73,978
Accumulated depreciation		(27,012)	(29,829)
Net book value		$ 27,870	$ 44,149

Depreciation expense was $7,104, $4,861and $5,470 in 2008, 2009 and 2010, respectively.

7. INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2009 and 2010 comprise the following:

	December 31, 2009		December 31, 2010	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Broadcasting licenses	$150,424	$ —	$172,469	$ —
Trade names	17,082	—	16,956	—
Cable network connections	37,116	(7,427)	42,245	(12,771)
Network affiliation agreements	20,826	(14,057)	20,762	(16,283)
Other intangible assets	3,917	(2,030)	5,994	(2,685)
Total	$229,365	$(23,514)	$258,426	$(31,739)

Amortization expense was $6,275, $6,593 and $8,266 in 2008, 2009 and 2010, respectively.

(in thousands of US dollars, except share and per share data)

7. INTANGIBLE ASSETS, NET (Continued)

Estimated amortization expenses for the next five years related to amortizable intangible assets are as follows:

For the year ended December 31, 2011	$ 9,213
For the year ended December 31, 2012	8,911
For the year ended December 31, 2013	6,597
For the year ended December 31, 2014	6,297
For the year ended December 31, 2015	6,001
Thereafter	243
	$37,262

As of December 31, 2009, the Company recorded impairment losses totaling $18,739 related to some of its broadcasting licenses. See Note 2.

In 2010, the Company finalized purchase price allocation for stations acquired in 2009, and, as a result, has made a reclassification in the opening balance in the amount of $6,926 and $1,643 from intangible assets to goodwill and deferred tax liabilities, respectively. See Note 4.

8. GOODWILL

Goodwill as of December 31, 2008, 2009 and 2010 comprises the following:

	Balance December 31, 2008	Goodwill acquired	Revision of purchase price	Foreign currency translation adjustment	Balance December 31, 2009
CTC Network	$ 35,794	$ 6,926	—	$(1,022)	$ 41,698
Domashny Network	17,637	—	—	(504)	17,133
DTV Network	142,037	—	327	(5,925)	136,439
CTC Television Station Group	2,167	—	—	(62)	2,105
Domashny Television Station Group	10,143	—	—	(290)	9,853
CIS Group	122	—	—	(23)	99
Production Group	15,127	11,020	—	(432)	25,715
Total	$223,027	$17,946	$ 327	$(8,258)	$233,042

(in thousands of US dollars, except share and per share data)

8. GOODWILL (Continued)

	Balance December 31, 2009	Goodwill acquired	Foreign currency translation adjustment	Balance December 31, 2010
CTC Network	$ 41,698	$ —	$ (318)	$ 41,380
Domashny Network	17,133	—	(131)	17,002
DTV Network	136,439	—	(1,042)	135,397
CTC Television Station Group	2,105	—	(16)	2,089
Domashny Television Station Group	9,853	—	(21)	9,832
CIS Group	99	—	—	99
Production Group	25,715	6,558	(197)	32,076
Total	$233,042	$6,558	$(1,725)	$237,875

The Company has accumulated impairment losses against goodwill totaling $58,189 at each balance sheet date presented related entirely to the CIS segment. These impairment losses were recorded in 2008 as result of annual impairment tests. See Note 2.

In 2010, the Company finalized purchase price allocation for stations acquired in 2009, and, as a result, has made a reclassification in the opening balance in the amount of $6,926 and $1,643 from intangible assets to goodwill and deferred tax liabilities, respectively. See Note 4.

9. INVESTMENTS IN EQUITY INVESTEES

As of December 31, 2009 and 2010, the Company's principal equity investees comprise the following:

	Ownership interest	2009	Ownership interest	2010
Television Stations:				
CTC-Novosibirsk	50%	$5,182	50%	$5,090
Other television stations	21-50%	2	21-50%	365
Total investments and advances to investees		$5,184		$5,455

10. ACCRUED LIABILITIES

As of December 31, 2009 and 2010, the Company's accrued liabilities comprise the following:

	December 31,	
	2009	2010
Accrued liabilities consist of:		
Bonuses and accrued vacation	$ 6,064	$ 7,098
Auditing and consulting services	736	1,274
Tax contingencies and accruals for unrecognized income tax benefits	13,126	10,303
Accruals for acquisitions	12,617	6,777
Accrued equity-based incentive awards	—	3,933
Other accrued liabilities	2,425	4,218
Total accrued liabilities	$34,968	$33,603

(in thousands of US dollars, except share and per share data)

11. BORROWINGS

Short-term and long-term debt and interest accrued as of December 31, 2009 and 2010 comprise the following:

	Currency	December 31, 2009	December 31, 2010
Syndicated Loan:			
principal amount	USD	$ 28,250	$—
interest accrued	USD	28	—
Other loans		—	—
Total		28,278	—
Less: current portion		(28,278)	—
Non-current portion		$ —	$—

In connection with the acquisition of DTV Group in April 2008, the Company entered into a credit facility agreement (the "Credit Facility Agreement") with certain financial institutions to borrow $135,000 (the "Syndicated Loan Amount"). In July 2008, the Company drew-down the full Syndicated Loan Amount. Debt issuance costs comprised $3,215 amortized over the life of loan.

Borrowings made under the Credit Facility Agreement bore interest at an annual rate equal to LIBOR plus 3.00%. As of December 31, 2009, the amount outstanding under the Credit Facility and interest accrued thereon was $28,278. In March 2010, the Company repaid in full the outstanding balance under the Credit Facility Agreement, including accrued interest.

In December 2010, the Company acquired a 100% interest in a television station in St. Petersburg. As portion of consideration for the acquisition, the Company assumed indebtedness of $7,644 of the station. In December 2010 the debt was paid in full.

12. INCOME TAXES

The components of the Company's income (loss) before income taxes were as follows:

	2008	2009	2010
Pretax income (loss):			
Domestic	$(32,665)	$(41,376)	$(10,145)
Foreign	37,059	190,021	227,211
	$ 4,394	$148,645	$217,066

(in thousands of US dollars, except share and per share data)

12. INCOME TAXES (Continued)

The following is the Company's significant components of the provision for income taxes:

	2008	2009	2010
Domestic—current	$ (126)	$ (458)	$ (1,938)
Foreign—current	(85,890)	(51,485)	(62,648)
Domestic—deferred	(168)	(1,994)	(3,256)
Foreign—deferred	66,310	8,311	1,808
	$(19,874)	$(45,626)	$(66,034)

The Company is subject to US (domestic), Russian and Kazakh income taxes, based on the US legislation, the Russian tax legislation, the Kazakh legislation and the Double Tax Treaty of 1992 between the US and Russia ("Treaty"). US taxable income or losses recorded are reported on CTC Media, Inc.'s US income tax return. CTC Media, Inc.'s taxable revenues consist predominantly of dividends and interest paid by the owned-and-operated affiliate stations and Networks. Dividends distributed to CTC Media, Inc. are subject to a Russian withholding tax of 5% under the Treaty. Dividends distributed within Russia are subject to a withholding tax of 9% in 2008, 2009 and 2010. Starting from 2011, withholding tax is abolished with respect to dividends distributed out of profits earned in 2010 and the following periods, for Russian companies, holding more than 50% in a Russian distributing subsidiary for more than 365 days.

The Russian- and Kazakh-based companies are subject to Russian and Kazakh income tax. The statutory income tax rate in Russia was 24% in 2008. The statutory income tax rate in Kazakhstan was 30% in 2008. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. In addition, in December 2008, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009, 17.5% in 2010 and 15% in 2011 and thereafter. In November 2010, the tax legislation of Kazakhstan was further amended to establish the statutory income tax rate of 20% in 2010 and thereafter. The changes in income tax rates are effective from January 1 of each of the respective years. The effect of these changes on the Company's deferred tax assets and liabilities resulted in recognition of income tax benefit in the amount of $19,314 in 2008, and of income tax expense in the amount of $770 in 2010.

(in thousands of US dollars, except share and per share data)

12. INCOME TAXES (Continued)

The reconciliation of the US statutory federal tax rate of 35% to the Company's effective tax rate is as follows:

	2008	2009	2010
Income tax expense at US statutory rates (35%)	$ (1,538)	$(52,026)	$(75,973)
Non-deductible expenses	(6,381)	(18,430)	(14,762)
Non-off-settable losses	(8,867)	(7,017)	(6,841)
Foreign withholding tax	(2,908)	(4,091)	(9,189)
Reversals of tax contingencies	1,844	3,954	1,806
Different foreign tax rates	789	32,158	39,872
Effect of change in tax rates	19,314	—	(770)
Effect of impairment loss (non-deductible assets)	(21,823)	—	—
Equity in income of investee companies	529	188	172
Other permanent differences	(833)	(362)	(349)
Income tax expense	$(19,874)	$(45,626)	$(66,034)

Non-deductible expenses include non-deductible stock-based compensation, in the amounts of $16,083, $47,607 and $34,005 (with tax effects thereon of $5,629, $16,662 and $12,251), respectively, in 2008, 2009 and 2010. The reversals of tax contingencies recognized in 2009 and 2010 income include reversals relating to Channel 31 Group income and non-income tax contingencies recorded due to lapse in statute of limitations. Also, the reversals of tax contingencies recognized in 2009 income include reversals relating to DTV income and non-income tax contingencies recorded based on the results of audit by tax authorities. The major part of these tax contingencies relate to the pre-acquisition periods of the DTV Group and Channel 31 Group.

Deferred tax assets and liabilities are recorded for the difference between the financial statement and tax bases of assets and liabilities. The following table summarizes the major components of the Company's deferred tax assets and liabilities as of December 31, 2009 and 2010:

	2009	2010
Deferred tax assets and liabilities		
Net operating losses and tax loss carry forwards	$ 582	$ 554
Foreign tax credits	7,051	953
Programming rights	37,280	41,329
Valuation allowance	(7,633)	(1,481)
Total deferred tax assets	$ 37,280	$ 41,355
Intangible assets	(32,378)	(36,847)
Property and equipment	(1,395)	(909)
Unremitted earnings of Russian subsidiaries	(4,899)	(8,916)
Other deferred tax liabilities	—	(843)
Total deferred tax liabilities	$(38,672)	$(47,515)

(in thousands of US dollars, except share and per share data)

12. INCOME TAXES (Continued)

As of December 31, 2009 and 2010, the amounts of unrecognized deferred tax liabilities for unremitted earnings of Russian subsidiaries consisted of $12,153, and $13,072, respectively, as it is the Company's intention to reinvest such earnings permanently.

The following table presents the Company's deferred tax assets and liabilities as of December 31, 2009 and 2010 attributable to different tax paying components in different tax jurisdictions:

	2009	2010
Deferred tax assets:		
Domestic tax component	$ 7,202	$ 792
Foreign tax component	37,711	42,044
Valuation allowance	(7,633)	(1,481)
Total deferred tax assets	$ 37,280	$ 41,355
Deferred tax liabilities:		
Domestic tax component	$ (557)	$ (9,485)
Foreign tax component	(39,758)	(38,030)
Total deferred tax liabilities	$(40,315)	$(47,515)

The following table summarizes the changes in the valuation allowance for the year ended December 31, 2010:

	Balance at December 31, 2009	Deductions	Foreign currency translation adjustment	Balance at December 31, 2010
Valuation allowance	$7,633	(6,094)	(58)	$1,481

As of December 31, 2009 and 2010, CTC Media, Inc. had net operating loss carryforwards ("NOLs") for US income tax purposes of $73 and $73, respectively, resulting in potential deferred tax benefits of $26 and $26, respectively. Due to the uncertainty on the future utilization of this asset, a valuation allowance has been established. The NOLs expire in 2028. As of December 31, 2009 and 2010, certain of the Company's consolidated Russian subsidiaries had tax loss carryforwards of $2,782 and $2,640, respectively, resulting in potential deferred tax benefit of $556 and $528, respectively. The Company has established a valuation allowance on the Russian tax carryforwards due to the uncertainty of the future utilization. The NOLs expire in 2020.

Effective January 1, 2007, the Company elected to claim foreign tax credits ("FTCs"). FTCs allow the Company to decrease US income tax by the amount of appropriate foreign income and withholding taxes. As of December 31, 2009 and 2010, the FTC potential deferred tax benefit amounted to $7,051 and $953, respectively. Decrease of FTC potential deferred tax benefit relates to utilization of FTC as result of the increase in dividends upstream from Russian subsidiaries in 2010. The FTCs expire in 2020.

As of December 31, 2009 and December 31, 2010, the Company included accruals for unrecognized income tax benefits and related interest and penalties totaling $6,928 and $5,280,

(in thousands of US dollars, except share and per share data)

12. INCOME TAXES (Continued)

respectively, as a component of accrued liabilities, including amounts relating to pre-acquisition operations of the Channel 31 Group of $4,332 and $3,464, respectively. All of the unrecognized income tax benefits, if recognized, would affect the Company's effective tax rate. Interest and penalties related to unrecognized income tax benefits are classified in the financial statements as interest expense and other non-operating expense, respectively.

The following table summarizes the changes in the accrual for unrecognized income tax benefits and related interest and penalties for the year ended December 31, 2010:

	2008		2009		2010	
	Unrecognized income tax benefits	Interest and penalties	Unrecognized income tax benefits	Interest and penalties	Unrecognized income tax benefits	Interest and penalties
Balance, beginning of the period	$ 298	$ 68	$ 5,155	$ 6,176	$2,607	$ 4,321
Amounts assumed at acquisitions	6,101	6,127	—	—	—	—
Additions based on tax positions related to the current year	37	46	217	70	281	61
Additions of tax positions of prior years	16	742	958	949	110	401
Reductions of tax positions of current year	(114)	(27)	(175)	(11)	—	—
Reductions of tax positions of prior year	—	—	(2,955)	(1,199)	(453)	(254)
Lapse of statute of limitations	(261)	(574)	(272)	(719)	(704)	(1,109)
Foreign currency translation adjustment	(922)	(206)	(321)	(945)	(3)	22
Balance, end of the period	$5,155	$6,176	$ 2,607	$ 4,321	$1,838	$ 3,442

In 2009, based on results of the audit of the DTV Group performed by tax authorities for 2006-2008 years, the Company reversed $2,131 and $1,199, respectively, relating to previously accrued unrecognized income tax benefits and related interest and penalties in respect to those years.

Although the Company believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Company has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities. These income tax positions could result in total unrecognized tax benefits increasing by up to $3,213 if the Company were to lose such a challenge by the tax authorities. However, the Company believes that it is reasonably possible that only $2,014 of the total $3,213 potential increase could occur within twelve months from December 31, 2010. This amount mainly represents certain recognized income tax benefits which may be challenged by the tax authorities during their current inspections of CTC Network, Maraphon TV, Teleexpress, Soho Media and certain income tax penalties which may be imposed by US tax authorities as the result of late payment by CTC Media, Inc. of estimated tax for 2007.

(in thousands of US dollars, except share and per share data)

12. INCOME TAXES (Continued)

The total amount of unrecognized tax benefit that could significantly change within 12 months due to a lapse of statutory limitation term comprised $1,365 as of December 31, 2010.

The tax years ended December 31, 2008, 2009 and 2010 remain subject to examination by the Russian and US tax authorities. The tax years ended December 31, 2006 through 2010 remain subject to examination by the Kazakh tax authorities.

13. STOCKHOLDERS' EQUITY

As of December 31, 2008, 2009 and 2010, the Company's outstanding share capital was as follows:

Type	2008	2009	2010
Common stock outstanding	152,155,213	154,227,746	156,955,746

Common Stock

The Company's certificate of incorporation authorizes the Company to issue 175,772,173 shares of common stock and, as of December 31, 2010, 156,955,746 shares were issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held of record on all matters on which stockholders generally are entitled to vote.

During 2008, both former and current employees exercised options to purchase an aggregate of 31,117 shares of common stock for aggregate consideration of $526.

During 2009, the Company's' former CEO exercised options to purchase an aggregate of 2,072,533 shares of common stock for aggregate consideration of $3,399.

During 2010, the Company's' former and current employees exercised options to purchase an aggregate of 2,728,000 shares of common stock for aggregate consideration of $42,812. See details below.

Dividends

During 2010, the following dividends were declared and paid:

Declaration date	Per Share Dividend	Aggregate Dividend	Record Date	Payment Date
February 24, 2010	$0.065	$10,025	March 10, 2010	March 31, 2010
April 22, 2010	$0.065	$10,132	June 1, 2010	June 30, 2010
July 30, 2010	$0.065	$10,132	September 1, 2010	September 30, 2010
November 2, 2010	$0.320	$50,155	December 1, 2010	December 31, 2010

Stock-Based Compensation

The Company has granted options and stock appreciation rights ("SAR") to its employees, consultants and member of its Board of Directors pursuant to its 1997 Stock Option/Stock Issuance

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

Plan and its 2009 Stock Option Plan, as well as pursuant to individual option agreements that are described in more detail below.

The 1997 Stock Option/Stock Issuance Plan

The 1997 Stock Option/Stock Issuance Plan ("1997 Plan") provided for the issuance of a maximum of 3,460,000 shares of common stock to employees, consultants and members of the Board of Directors. The 1997 Plan originally expired on May 14, 2007. At the Company's annual stockholders meeting held on May 16, 2007, the shareholders approved extending the term of the 1997 Plan by up to one year, or until May 14, 2008. Given that the 1997 Plan is now expired, no further grants can be made under it but the vesting and effectiveness of options previously granted under the 1997 Plan remain unaffected.

Under the 1997 Plan the Company was permitted to grant both stock options and restricted stock awards. For option grants, the option exercise price per share was required to be not less than 85% of the fair market value per share of common stock on the option grant date for nonqualified options or 100% of fair market value for incentive stock options. If the person to whom the option was granted was a holder of 10% or more of common stock, then the exercise price per share was required to be not less than 110% of fair market value per share of common stock on the option grant date.

For restricted stock grants, the purchase price per share was required to be not less than 85% of the fair market value per share of common stock on the issue date. If the person purchasing the common stock was a holder of 10% or more of common stock, then the purchase price per share was required to be not less than 110% of fair market value per share of common stock on the issue date.

Under 1997 Plan, option and stock issuance awards generally vested based on three-to-four years of continuous service and had ten-year contractual terms. The maximum term of an option granted under the 1997 Plan could not exceed ten years.

The 2009 Stock Incentive Plan

In April 2009, the Company's stockholders approved the 2009 Stock Incentive Plan (the "2009 Plan"). The 2009 Plan allows for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, performance share awards and restricted stock awards ("Awards"). The 2009 Plan provides for the authorization of Awards covering an aggregate of 7,800,000 shares of common stock.

Except as the Company's Board of Directors may otherwise determine or provide in an option, and subject to the conditions described in the following sentence, each option will become exercisable ("vest") as to 25% of the original number of shares of common stock on the first anniversary of its date of grant and as to an additional 6.25% of the original number of shares of common stock at the end of each successive three-month period following the first anniversary of the date of grant until the fourth anniversary of the date of grant. Except as the Board may otherwise determine or provide in an option, in addition to satisfying the time-based vesting condition set forth in the immediately preceding sentence, at least 50% of the original number of shares of common stock underlying an option shall only become exercisable upon the achievement of performance-based objectives to be approved by the Company's Board of Directors. No option shall be exercisable after the tenth anniversary of its grant date.

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

In October and December 2009, the Compensation Committee approved the grant of options to purchase up to 4,440,000 and 555,000 shares of common stock, respectively, to Company executives and employees. The exercise prices per share were $16.80 and $15.21, respectively. In addition, on April 22, 2010, the Compensation Committee approved an additional grant of options to purchase up to 120,000 shares of common stock to an employee of the Company, at an exercise price of $17.45. The exercise prices for all grants represented the average of the closing prices for the 20 trading days ending on the date prior to grant, which represented the fair market value of one share of common stock on the date of approval, as determined pursuant to the terms of the Company's 2009 Stock Incentive Plan.

These options are divided equally into two tranches: options that vest over four years and are subject only to passage of time (with 25% of options vesting on the first anniversary and the remainder vesting on a quarterly basis over the following three years) (the "Time-based Tranche") and options that are subdivided in four equal sub-tranches that vest upon the achievement of certain performance criteria set by the board of directors for each of 2010, 2011, 2012 and 2013 (the "Performance-based Tranche"). The grant dates of the Time-based Tranches discussed above are October 22, 2009, December 17, 2009 and April 22, 2010, respectively.

On April 22, 2010, the Company's board of directors approved performance criteria for the 2010 Performance-based sub-tranche in respect of options to purchase an aggregate of 530,000, 69,375 and 15,000 shares of common stock, under the October 2009, December 2009 and April 2010 grants, respectively. The grant date of the 2010 Performance-based sub-tranche is April 22, 2010. The grant date for the 2011, 2012 and 2013 Performance-based sub-tranches will be the date when performance criteria for the relevant year are set. See Note 18.

In addition, on October 22, 2009, an option to purchase up to an aggregate of 1,000,000 shares was granted to one senior executive, with one-third vesting on the grant date and one-third vesting on each of the second and third anniversaries of the grant date. The exercise price per share for this grant was $16.80 (which represented the average of the closing prices for the 20 trading days ending on the date prior to grant), which represented the fair market value of one share of common stock on the grant date.

Equity-based incentive awards

At the end of 2009, the Company's board of directors approved the terms of the Company's 2009 Retention Bonus Program (the "Program"). Pursuant to the original terms of the Program, the Company was authorized to grant cash bonuses to certain of its employees, including the Company's principal financial officer and certain named executives. On February 24, 2010, the Compensation Committee amended the Program. As amended, each recipient of an option granted in October 2009 (including both Time-based and Performance-based tranches) will have the right to receive potential cash payments in respect of any appreciation of the Company's share price above $14.00 per share, capped at $16.80 per share, and tied to both the vesting and exercise of the corresponding stock options. The Company's board of directors has the authority to permit separate exercise of such right at its discretion.

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

The Company remeasures these awards at each reporting date at their fair value until settlement, to the extent that this value does not exceed the maximum benefit available to option holders. The fair value of unsettled awards is recognized in liabilities.

Executive Officers' Options

In addition to the stock option/stock issuance plans described above, from time to time the Company's Board of Directors approves additional grants of options to executive officers. These stock options vest on a quarterly basis over three to four year periods starting from the date of grant or starting a year after the date of grant and have a maximum term of ten years from the grant date. As of December 31, 2010 there were outstanding options to purchase 3,418,482 shares of common stock (including the CEO Option described below) at a weighted average exercise price of $15.36 granted in such manner; in addition, as of December 31, 2010, such options to purchase 2,051,670 shares had been exercised at a weighted average exercise price of $16.82 (including former CEO Options described below). To date, the exercise price of all options granted has been at or above the estimated fair market value of the shares at the grant date.

On September 30, 2008, the Company entered into a separation agreement with Vladimir Khanumyan, its Chief Operating Officer ("COO"), pursuant to which Mr. Khanumyan stepped down as the Company's COO effective October 1, 2008. Pursuant to the separation agreement, it was agreed that Mr. Khanumyan's options would continue to vest up to and including March 31, 2009 and he would be permitted to exercise his options up to and including December 31, 2010. The compensation expense related to such options amounted to $923 and was recognized during the year ended December 31, 2008. All outstanding options were exercised during 2010 at a weighted average exercise price of $13.39.

CEO Stock Options

In 2008, Anton Kudryashov joined the Company in the role of Chief Executive Officer ("CEO"). The Company's Board of Directors agreed to grant Mr. Kudryashov an inducement option to purchase up to 3,042,482 shares of the Company's common stock in three tranches ("CEO Stock Options"). The options have a ten-year contractual term measured from Mr. Kudryashov's first day of employment, August 4, 2008. The first tranche was granted on August 4, 2008, and represents options to purchase an aggregate of 1,521,241 shares of the Company's common stock (the "Time-Based Option"). Under the original terms, one third of these options would vest on the first anniversary of the employment start date and the remaining options would vest in equal installments at the end of each of the immediately following eight quarters. The exercise price for shares underlying the Time-Based Option was $22.07 per share at the date of original grant.

The second and third tranches under the CEO Stock Options were granted on January 2, 2009, and represent options to purchase up to 760,621 shares and 760,620 shares of the Company's common stock for each of the second tranche (the "Revenue Objective Option") and the third tranche (the "Cost Objective Option"), respectively, and vest depending on the Company's achievement of certain performance criteria for 2009, 2010 and 2011. The exercise prices for shares underlying both the Revenue Objective Option and the Cost Objective Option were originally $5.49 per share, which was the closing sales price per share of the Company's common stock on January 2, 2009.

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

On July 30, 2009, the Company's Board of Directors approved an amendment to the exercise price in respect of all shares under all three tranches of CEO Stock Options. Pursuant to the amendment, the exercise price for all shares under the CEO Stock Options was re-set to $13.60 per share, which was the official closing price per share of the common stock on August 11, 2009, the first full trading day after the end of the Company's quarterly black-out period. The amendment of the exercise price of the CEO Stock Option was subject to, and contingent upon, the approval of such amendment by the Company's stockholders at the annual meeting of stockholders in 2010. MTG Russia AB and Alfa CTC Holdings Limited, which together hold a majority of the Company's capital stock, indicated that they intended to approve the amendment at the 2010 annual meeting of stockholders. In conjunction with the amendment of the applicable exercise prices, the agreement was further amended to provide that the option shares under the Time-Based Option would be subject to vesting over four years, rather than three years as originally provided. Accordingly, one third of the shares under the Time-Based Option vested on August 4, 2009, as provided under the original agreement, and the remaining two-thirds of such shares were to vest ratably on a quarterly basis through June 30, 2012, subject to Mr. Kudryashov's continued employment with the Company.

In addition, on August 24, 2009, the Company's Board of Directors approved an amendment related to certain performance criteria of the Cost Objective Option.

The total incremental compensation cost that resulted from the above 2009 modifications amounted to $4,151 over the vesting period. This incremental cost is generally measured as the excess (if any) of the fair value of the modified award over the fair value of the original award immediately before its terms were modified, and is based on the number of instruments expected to vest immediately before and after modification.

On February 24, 2010, MTG Russia AB and Alfa CTC Holdings Limited informed the Company that they no longer intended to approve the proposed amendment of the exercise prices and vesting schedule as described above. The Company therefore did not submit such matter to the stockholders for approval at the 2010 annual meeting of stockholders. Accordingly, per the original agreement, the exercise price of the Revenue Objective Option and Cost Objective Option shares remains $5.49 per share, and the exercise price of the Time-Based Option remains $22.07 per share. The vesting period of shares subject solely to time-based vesting remains three years, per the original agreement.

In addition, on April 22, 2010, the Company's board of directors approved an amendment related to the performance criteria for 2010 and 2011 applicable to the vesting of the third tranche of these CEO stock options. According to this amendment, the original cost objectives were replaced by a Return on Capital Employed objective in respect of 2010 and 2011.

The total incremental compensation cost that resulted from both of these 2010 modifications amounted to $5,951. This incremental cost is generally measured as the excess (if any) of the fair value of the modified award over the fair value of the original award immediately before its terms were modified, and is based on the number of instruments expected to vest immediately before and after modification.

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

Former CEO Stock-based Compensation

On June 29, 2009, Alexander Rodnyansky, the Company's former Chief Executive Officer, provided written notice (the "Exercise Notice") to the Co-Chairmen of the Board of Directors to exercise in full his outstanding and fully vested stock appreciation right ("SAR") granted to him in September 2003 to purchase 6,217,600 shares of common stock. The exercise price applicable to the purchase of 4,663,200 shares was $1.79 per share and the exercise price for the remaining 1,554,400 shares was $1.19 per share.

Mr. Rodnyansky subsequently revoked and withdrew this proposed exercise notice, and on August 24, 2009, such revocation and withdrawal was accepted by the Company's Compensation Committee (on authority delegated by the Board). In November 2009, CTC Media filed lawsuits against Mr. Rodnyansky claiming breaches of fiduciary duty and contractual obligations. On December 18, 2009, the Company entered into a voluntary agreement with Mr. Rodnyansky to settle these lawsuits. According to the terms of the settlement, Mr. Rodnyansky resigned from the Company's Board of Directors effective December 18, 2009 and forfeited one-third of the SAR granted to him in 2003 and one-third of the vested stock options granted to him in 2006. The Company settled the remaining value of the SAR by issuing 2,072,533 shares of common stock to him and by paying him $29,390 in cash. The cash portion of the settlement resulted in additional compensation expense of $28,588 which the Company recognized in 2009. Mr. Rodnyansky's options to acquire 1,836,826 shares of common stock were exercisable until June 18, 2010 at the previously set exercise price of $16.95 per share, but no further options would vest. In 2010 Mr. Rodnyansky exercised 1,406,700 options, while the remaining 430,126 options expired.

Fair value of Option Awards

Under the provisions of FAS 123(R) (ASC 718), the fair value of stock options that are expected to vest is estimated on the grant date using the Black-Scholes option-pricing model and recognized ratably over the requisite service period. The calculation of compensation cost requires the use of several significant assumptions which are calculated as follows:

- *Expected forfeitures.* FAS 123(R) (ASC 718) requires that compensation cost only be calculated on those instruments that are expected to vest in the future. The number of options that actually vest will usually differ from the total number issued because employees forfeit options when they do not meet the service or performance conditions stipulated in the agreement. For the forfeitures resulting from failure to meet service conditions, we have calculated the forfeiture rate by reference to the historical employee turnover rate. For the forfeitures resulting from failure to meet performance conditions, we have calculated the forfeiture rate by reference to the proportion of performance conditions not met.
- *Expected volatilities.* Expected volatilities are based on historical volatility of the Company's historical proportion and by considering the volatility of the stock of other public companies in the media industry and in Russia.
- *Expected term.* The expected option life has been calculated using the "shortcut" method (in cases when the Company's options meet the definition of "plain vanilla") or the "lattice" model.

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

- *Risk-free interest rate.* The risk-free interest rates for the periods within the expected term of these options are based on the US Treasury yield curve in effect at the grant date.

The assumptions used in the option-pricing models for grants made in the years ending December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010	
			Options	Equity-based incentive awards
Risk free interest rate	3.39%	1.8%-3.3%	1.1%-2.11%	0.1%-1.02%
Expected option life (years)	6.1	3.5-7.1	2.0-4.0	0.1-3.2
Expected dividend yield	—	—	1.3%-1.5%	2.19%
Volatility factor	42%	62%-83%	80%-81%	76%
Weighted-average grant date fair value (per share)	$10.56	$9.29	$9.68	$2.80

The following table summarizes options and equity-based incentive awards activity for the Company:

	Common Stock Options		Equity-based incentive awards	
	Quantity	Weighted Average Exercise Price	Quantity	Weighted Average Exercise Price
Outstanding as of December 31, 2009	10,304,000	$16.49	—	—
Granted	674,375	16.71	3,650,000	14.00
Modified February 24	(3,042,482)	13.60	—	—
Modified February 24	3,042,482	13.78	—	—
Modified April 22	507,080	5.49	—	—
Modified April 22	(507,080)	5.49	—	—
Exercised	(2,728,000)	15.69	(280,850)	14.00
Forfeited	(355,208)	16.48	(176,667)	14.00
Expired	(468,668)	17.33	—	—
Outstanding as of December 31, 2010	7,426,499	$16.78	3,192,483	14.00

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

The following table summarizes information about nonvested common stock options and equity-based incentive awards:

	Common stock options		Equity-based incentive awards	
	Quantity	Weighted Average Grant-date Fair Value	Quantity	Weighted Average Grant-date Fair Value
Nonvested as of December 31, 2009	5,728,165	$ 9.62	$ —	$ —
Granted	674,375	11.11	3,650,000	2.80
Modified February 24	(3,042,482)	8.41	—	—
Modified February 24	3,042,482	8.56	—	—
Modified April 22	507,080	14.51	—	—
Modified April 22	(507,080)	10.92	—	—
Vested	(1,842,864)	9.27	(1,196,666)	2.80
Forfeited	(355,208)	10.52	(176,667)	2.80
Nonvested as of December 31, 2010	4,204,468	$10.97	2,276,667	$2.80

The following table summarizes information about vested common stock options and equity-based incentive awards:

	Common Stock Options			Equity-based incentive awards		
	Quantity	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Quantity	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
December 31, 2010	3,222,031	20.47	7.7 years	915,816	14.00	8.8 years

As of December 31, 2010, all vested options and equity-based incentive awards were exercisable.

The following table summarizes information about the intrinsic value of the Company's common stock options and equity-based incentive awards outstanding and exercisable as of December 31, 2010:

	Common Stock Options	Equity-based incentive awards
Total intrinsic value of options/equity-based incentive awards outstanding	$49,374	$8,939
Total intrinsic value of options/equity-based incentive awards exercisable	$ 9,521	$2,564

(in thousands of US dollars, except share and per share data)

13. STOCKHOLDERS' EQUITY (Continued)

The following table summarizes information about the intrinsic value of Company's common stock options, SAR and equity-based incentive awards exercised during 2008, 2009 and 2010:

	2008	2009	2010
Total intrinsic value of options exercised	$351	—	$11,651
Total intrinsic value of SAR exercised	—	$45,347	—
Total intrinsic value of equity-based incentive awards exercised	—	—	$ 857

The Company recognized stock-based compensation expense of $16,083, $47,607 and $34,005 for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the total compensation expense related to unvested granted awards not yet recognized is $35,007 to be recognized over a weighted average period of 2.72 years.

14. RELATED-PARTY TRANSACTIONS

Transactions with principal stockholders

Alfa Group—The Company maintains certain of its cash balances with Alfa Bank. As of December 31, 2009 and 2010, the cash balances held in Alfa Bank accounts totaled $19,929 and $21,655, respectively. In addition, as of December 31, 2009 and 2010, the Company placed deposits with maturities ranging from three to six months, with Alfa Bank in the amount of $15,083 and $28,668. The interest accrued on bank accounts with Alfa Bank was $927, $1,434 and $1,497 in 2008, 2009 and 2010, respectively. As of December 31, 2009 and 2010, accounts receivable for such interest amounted to $25 and $115, respectively. In 2008, 2009 and 2010, Alfa Bank charged commissions for banking services of $499, $453 and $256, respectively. Alfa Bank commissions paid for banking services amounted to $168, $443 and $262 in 2008, 2009 and 2010, respectively. In 2010 the Company declared and paid dividends to its stockholders (Note 13). Dividends declared and paid to Alfa group amounted to $20,369.

The Company recognized aggregate advertising revenue from Alfa Group's companies of $4,557, $2,698 and $2,219 in 2008, 2009 and 2010, respectively, and received cash for these revenues in the amounts of $5,377, $4,088 and $2,619 in 2008, 2009 and 2010, respectively.

Modern Times Group MTG AB—In 2008, the Company acquired a 100% interest in the DTV Group from an affiliate of Modern Times Group MTG AB ("MTG") (Note 4). As consideration for the acquisition, the Company paid MTG $190,000 in cash, issued a promissory note to MTG in the amount of $138,053 and agreed to ensure the repayment of indebtedness owing from the DTV Group to MTG. On the date of acquisition, such indebtedness amounted to $65,668. Interest expense related to the promissory note and indebtedness to MTG amounted to $2,450 in 2008. In 2008, the whole amount of the Company's obligation under the promissory note and indebtedness to MTG, including accrued interest thereon, was repaid.

In 2008, 2009 and 2010, the Company sold programming to a subsidiary of Modern Times Group MTG AB in the amounts of $178, $381 and $104, respectively. As of December 31, 2009 and 2010, the accounts receivable related to these transactions amounted to $420 and $29, respectively. In addition,

(in thousands of US dollars, except share and per share data)

14. RELATED-PARTY TRANSACTIONS (Continued)

the Company acquired programming from this subsidiary in the amount of $5,542, $484 and $458 in 2008, 2009 and 2010, respectively. As of December 31, 2010, accounts payable for such acquisitions amounted to $460.

In 2008, the Company also provided rent services to another subsidiary of Modern Times Group MTG AB in the amount of $46.

In 2010 the Company declared and paid dividends to its stockholders (Note 13). Dividends declared and paid to MTG amounted to $30,905.

Management—A former senior executive of the Company and former member of the Board of Directors (who resigned in December 2009) has an interest in several entities to which the Company sells programming, from which the Company acquired programming and which placed advertising on the Company's networks.

In 2008 and 2009, the Company sold programming to these entities in the amounts $720 and $3,021, respectively. As of December 31, 2009, accounts receivable related to these transactions amounted to $640.

In 2008 and 2009, the Company acquired programming in the amounts of $1,014 and $803, respectively, from these entities, and paid cash in amount of $1,638 and $424, respectively.

In 2008 and 2009, the Company received advertising revenue from these entities of $3,160 and $1,335, respectively. As of December 31, 2009, accounts receivable for this advertising were nil.

In 2008 the Company received other revenue from these entities of $26. As of December 31, 2009, accounts receivable related to these revenues were nil.

This former executive and director had also served as one of the producers of a number of cinema releases for which the Company has acquired rights to broadcast. He did not receive compensation for his services as a producer of such films.

Other members of management of the Company have, or have had interests in entities from which the Company acquires programming, fixed assets, trademarks, and advertising services. In 2008, 2009 and 2010 the Company acquired programming from these entities in amounts of $9,617, $782 and $2,345, respectively. As of December 31, 2009 and 2010, accounts payable for this programming amounted to nil and $135, respectively. Fixed assets and advertising services acquired from these entities amounted to $863, nil and $264, for 2008, 2009 and 2010, respectively.

15. COMMITMENTS AND CONTINGENCIES

Operating environment

Russia and Kazakhstan continue economic reforms and development of their legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian and Kazakh economies is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the governments.

The Russian and Kazakh economies are vulnerable to market downturns and economic slowdowns elsewhere in the world. In 2010 the Russian and Kazakh governments continued to take measures to

(in thousands of US dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

support the economies in order to overcome the consequences of the global financial crisis. Despite some indications of recovery there continues to be uncertainty regarding further economic growth, access to capital and cost of capital, which could negatively affect the Group's future financial position, results of operations and business prospects.

While management believes it is taking appropriate measures to support the sustainability of the Company's business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company's results and financial position in a manner not currently determinable

Exchange rate

Although the Company's reporting currency is the US dollar, it generates almost all of its revenues through the sale of advertising, which in Russia is sold primarily in rubles. The ruble is also the functional currency of the Company's principal operating subsidiaries. As a result, the Company's reported revenues and results of operations are impacted by fluctuations in the exchange rate between the US dollar and the Russian ruble. Additionally, given that substantially all of its revenues are generated in rubles, the Company faces exchange rate risk relating to payments that it must make in currencies other than the ruble. The Company generally pays for non-Russian produced programming in US dollars. Although the Company had entered in the past and may continue to enter into hedging transactions in an effort to reduce some of its foreign exchange risk (see below), it will be negatively impacted by any future depreciation of the ruble against the US dollar.

In 2010, the Russian ruble depreciated against the US dollar by 1%, but was on average 4% higher than the average value of the Russian ruble compared to the US dollar during 2009. In 2008 and 2009, the Russian ruble depreciated approximately 16.5% and 2.9%, respectively, against the US dollar.

If the exchange rate between the ruble and the US dollar were to depreciate, the revenues and operating results of the Company, as reported in US dollars, will be adversely affected.

Foreign exchange forward contract

In October 2008, the Company entered into the contract in respect to foreign exchange transactions with ING Bank. Pursuant to this contract, the Company entered into foreign currency exchange forward transaction to reduce its foreign exchange cash flow risk related to a portion of its payments due under the Credit Facility Agreement (Note 11). In addition, in October 2009, the Company entered into foreign currency exchange forward transactions to reduce its foreign exchange cash flow risk related to a portion of its US-dollar denominated payments for foreign programming. A

(in thousands of US dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

summary of the amounts and ruble/US dollar exchange rates at which the Company was obligated to buy US dollars at specified dates in accordance with the forward transactions is presented below:

Date	Amounts to be purchased	Ruble to US dollar rate
October 2008 transactions		
December 15, 2008	$18 million	26.49
June 15, 2009	$18 million	27.30
December 15, 2009	$15 million	28.00
June 15, 2010	$15 million	28.84
October 2009 transactions		
April 26, 2010	$ 7 million	30.11
June 24, 2010	$ 5 million	30.47
September 27, 2010	$ 5 million	30.99
October 25, 2010	$ 3 million	31.15

The tabular disclosure of fair value of the forward transactions in the consolidated balance sheets and the effect of the forward transactions on the consolidated statement of income (loss) is presented below:

	Balance sheet location	December 31, 2008	2009	2010
Fair value of foreign exchange contract		$2,425	$476	—
Current portion	Other current assets	2,129	476	—
Non-current portion	Other non-current assets	$ 296	—	—

	Location of gain (loss) recognized in the statement of income (loss)	2008	2009	2010
Gain under the foreign exchange contract	Foreign currency gains (losses)	3,284	$1,112	$513

Concentrations

In the Russian television market, national television advertising historically was not placed directly with broadcasters. Instead, "sales houses," including Video International, historically controlled the placement of a large portion of national television advertising. In Russia, the Company had several agreements with Video International for the placement of advertising on each of the Networks and Television Station Groups. In Kazakhstan the Company places all of its national advertising through Video International.

As a result of an amendment to the Russian advertising law that became effective from January 1, 2011, television broadcasters are prohibited from signing agreements with media sales houses that control more than 35% of the Russian television advertising market. Video International controlled more than 35% of the Russian television advertising market before 2011. In order to bring the Company's cooperation with Video International into compliance with the new legislation, it terminated

(in thousands of US dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

its agency agreements with Video International effective December 31, 2010, and developed a new structure for the sale of its advertising going forward.

In September 2010, the Company established its own sales house, which serves as the exclusive advertising sales agent for all of the Company's Networks in Russia from January 1, 2011. The Company also agreed a new model of cooperation with Video International based on the licensing of specialized advertising software by Video International to its sales house, together with the provision by Video International of related software maintenance and analytical support and consulting services. The internal sales house is responsible for all of the Company's national and regional advertising sales, with the exception of advertising sales to local clients of the regional stations, which continue to be made through Video International.

The Company's revenues sold through Video International accounted for 96% of total operating revenues of $640,171 in 2008, 94% of total operating revenues of $506,113 in 2009 and 92% of total operating revenues of $601,285 in 2010.

The Company may be unsuccessful, especially in the short-term, in transitioning to a new system of advertising sales that produces the same advertising volumes and revenues, at the same margins, as it has enjoyed historically.

In Kazakhstan, the Company has an agreement with Video International for the placement of advertising in Channel 31 that expires in 2015. The Channel 31 agreement is terminable upon 180 days' notice by either party.

Assets with indefinite useful lives

The Company has assets recorded on its consolidated balance sheet, such as broadcasting licenses, trademarks and goodwill, which have indefinite lives and represent a significant portion of the Company's total assets.

As of December 31, 2008, the Company had recorded a noncash impairment loss that had a net effect on its net income attributable to CTC Media, Inc. stockholders of $153,679. This loss related to intangible assets and goodwill that the Company acquired in connection with acquisitions completed in 2008, including broadcasting licenses of DTV Television Station Group, trade names of DTV Network, broadcasting licenses and goodwill of Channel 31 in Kazakhstan, and the broadcasting license of its broadcasting group in Moldova. As of December 31, 2009, the Company had recorded non-cash impairment losses that had a net effect on its net income attributable to CTC Media, Inc. stockholders of $14,991 related to some of its broadcasting licenses. See Note 2.

The Company's annual impairment review in the fourth quarter of 2010 did not result in any further impairment charges. The Company considers all current information in respect of determining the need for or calculating any impairment charge, however, future changes in events or circumstances, such as changes in the economy, decreases in the Company's audience shares or ratings, increased competition from cable providers, or changes in the audience measurement system could result in decreases in the fair value of the Company's intangible assets and may require the Company to record additional impairment losses that could have adverse impact on its net income. In addition, the Russian government has announced plans to introduce digital broadcasting in various stages throughout Russia.

(in thousands of US dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

The specific terms of the transition are not yet fully determined. When these terms are determined, the transition to digital broadcasting also could adversely impact the Company's operations or the value of its broadcasting licenses and goodwill.

Purchase commitments

The Company has commitments to purchase programming rights, for which the license period has not started or the underlying program is not yet available. As of December 31, 2010, such commitments amounted to $206,781 (at the US dollar/ruble exchange rate as of December 31, 2010). The Company is obligated to pay $150,267, $29,916 and $26,598 in 2011, 2012 and 2013, respectively, under these commitments.

In addition, the Company has commitments to purchase format rights. As of December 31, 2010, these commitments amounted to $2,283 (at the US dollar/ruble exchange rate as of December 31, 2010), all of which is payable in 2011.

The Company also has commitments to purchase transmission and satellite services. As of December 31, 2010, these commitments amounted to $88,477 (at the US dollar/ruble exchange rate as of December 31, 2010), of which $14,672, $16,301, $17,769, $19,301 and $20,542 is payable in the years from 2011 to 2015, respectively. The amounts for these commitments depend on future inflation rates in Russia, which could change the prices for such services.

Also, the Company has commitments for cable connections to secure the right of our stations to be connected by cable to additional households. As of December 31, 2010, these commitments amounted to $12,310 (at the US dollar/ruble exchange rate as of December 31, 2010), of which $4,596, $1,597, $1,597, $1,597 and $2,923 is payable in the years from 2011 to 2015, respectively.

In addition, on October, 20, 2010 the Company signed an agreement to upgrade its broadcasting equipment at a cost of $16,320, of which the outstanding amount to be paid in 2011 amounted to $3,492.

Operating leases

The Company has several operating leases for satellite transponders and office space with terms ranging from one to eleven years.

On December 30, 2010, the Company entered into definitive lease agreements in respect of new headquarters facilities in Moscow. These definitive leases have retroactive effect from November 17, 2010. Pursuant to the Lease Agreements, the Company is leasing an aggregate of 7,000 square meters of office space in an office building in central Moscow. The Lease Agreements have 10-year initial terms and the Company has the right to extend the term for an additional 10-year period, at the then current market rate. The base rent is approximately $443.00 per square meter per annum (at exchange rate as of December 31, 2010), for a total of approximately $3,101 per year inclusive of all taxes and levies and exclusive of VAT. The base rent for the first year of the lease agreements starting November 17, 2010 ending November 16, 2011 will be approximately $420.00 per square meter per annum (at exchange rate as of December 31, 2010), thus the total amount of the rent for the first year will be approximately $2,940. In addition to the lease payments described above, the Company will also

(in thousands of US dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

be required to pay technical costs arising from maintenance of the premises and some supplementary municipal services.

As of December 31, 2010, future minimum lease payments due under these leases are as follows:

For the year ended December 31,	
2011	$ 4,413
2012	3,591
2013	3,561
2014	3,657
2015	3,710
2016 and thereafter	21,739
	$40,671

Total operating lease expense was $5,247, $4,950 and $5,130 in 2008, 2009 and 2010, respectively.

Non-Income Taxes

The Company's policy is to accrue for contingencies related to non-income taxes in the accounting period in which the liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax system, the Company's final Russian taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2009 and December 31, 2010. This is due to a combination of the evolving nature of applicable tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. The tax authorities from time to time have also aggressively imposed material tax assessments on Russian businesses, at times without a clear legislative basis.

As of December 31, 2009 and December 31, 2010, the Company included accruals for contingencies related to non-income taxes totaling $6,198 and $5,023, respectively, as a component of accrued liabilities, including amounts relating to pre-acquisition operations of the Channel 31 Group of $4,745 and $3,589 respectively.

Additionally, the Company has identified possible contingences related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2010, management estimates such contingencies related to non-income taxes to be up to approximately $3,202.

It is the opinion of management that the ultimate resolution of the Company's tax liabilities, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with taxes, it is possible that the Company's future operations or cash flows could be materially affected in a particular period.

15. COMMITMENTS AND CONTINGENCIES (Continued)

Broadcasting Licenses

All broadcast television stations in Russia are required to have broadcasting and other operating licenses. Only a limited number of such licenses are available in each locality. These licenses generally require renewal every five years. See Note 2.

A broadcaster must conform its programming to the programming concept outlined in the broadcasting license. In particular, the broadcaster is obliged to ensure compliance of their programming with the declared genres of the channel and to sustain necessary balance in a volume-genre ratio of a broadcasted materials both prescribed in the license. Until recently, the broadcasting licenses of the Company's independent affiliate stations also contained various restrictions, including requirements with respect to the minimum amount of locally produced programming that must be broadcast.

The broadcasting license of Channel 31 in Kazakhstan contains various restrictions and obligations. Recently, the Kazakh government enacted a law that requires that broadcasters broadcast at least 50% of their programming in the Kazakh language during every six-hour slot.

The Company may not always be in full compliance with these requirements. Also, the Company's independent affiliates have not always been in full compliance with all requirements of their licenses or obtained all the licenses necessary for broadcasting. If the terms of a license are not complied with, or if a television station otherwise violates applicable Russian legislation or regulations, the license, after a warning notice from the regulator, may be suspended or terminated (which decision may be appealed in court). If an independent affiliate were to broadcast without all the necessary licenses, broadcasting may be terminated and fines could be imposed. Management believes that the probability of initiation of action against any material owned-and operated station or independent affiliate is remote.

Net Assets Position in Accordance with Statutory Requirements

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than its charter capital. In the event that a company's net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate.

Certain of the Company's regional subsidiaries have had, and some continue to have, negative equity as reported in each of their Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote. However, if such actions were taken, it could have a material adverse effect on the Company's results of operations, financial position and operating plans.

Legal and Tax Proceedings

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceedings or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

(in thousands of US dollars, except share and per share data)

16. SEGMENT INFORMATION

	Year ended December 31, 2008								
	Operating revenue from external customers	Intersegment revenue	Operating income/ (loss)	Identifiable assets	Capital expenditures	Depreciation and amortization	Amortization of programming rights	Amortization of sublicensing rights	Impairment loss
CTC Network	$412,614	$ 4,516	$ 207,382	$ 693,984	$ (1,021)	$ (963)	$(172,573)	$(11,704)	$ —
Domashny Network	64,142	13	18,868	36,297	(163)	(656)	(32,139)	—	—
DTV Network	35,868	16	7,286	174,593	(515)	(2,332)	(11,230)	—	(7,743)
CTC Television Station Group	95,033	1,704	60,384	98,807	(4,966)	(2,106)	(6,315)	—	—
Domashny Television Station Group	16,003	1,069	2,552	51,865	(2,133)	(2,538)	(40)	—	—
DTV Television Station Group	5,069	368	(89,811)	107,770	(145)	(2,330)	(11)	—	(87,889)
CIS Group	10,930	—	(139,712)	23,885	(594)	(880)	(4,856)	—	(137,051)
Production Group	512	47,103	5,302	30,225	—	(52)	—	—	—
Business segment results	**$640,171**	**$ 54,789**	**$ 72,251**	**$1,217,426**	**$ (9,537)**	**$(11,857)**	**$(227,164)**	**$(11,704)**	**$(232,683)**
Eliminations and other	—	(54,789)	(38,070)	(410,597)	(528)	(1,522)	6,607	3,261	—
Consolidated results	**$640,171**	**$ —**	**$ 34,181**	**$ 806,829**	**$(10,065)**	**$(13,379)**	**$(220,557)**	**$ (8,443)**	**$(232,683)**

(in thousands of US dollars, except share and per share data)

16. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2009								
	Operating revenue from external customers	Intersegment revenue	Operating income/ (loss)	Identifiable assets	Capital expenditures	Depreciation and amortization	Amortization of programming rights	Amortization of sublicensing rights	Impairment loss
CTC Network	$326,006	$ 3,042	$ 160,489	$ 739,376	$ (8,525)	$ (463)	$(139,462)	$ (8,056)	$ —
Domashny Network	50,648	31	14,911	42,675	(41)	(379)	(24,925)	—	—
DTV Network	40,550	2	16,459	171,394	(1,109)	(2,721)	(14,572)	—	—
CTC Television Station Group	64,014	1,333	24,825	96,618	(1,912)	(1,935)	(1,671)	—	(17,015)
Domashny Television Station Group	8,810	1,422	(101)	54,073	(991)	(1,471)	(16)	—	(1,724)
DTV Television Station Group	3,858	121	(3,940)	95,949	(2,414)	(3,326)	(2)	—	—
CIS Group	11,020	—	(2,209)	20,341	(414)	(804)	(5,845)	—	—
Production Group	1,207	52,297	6,521	40,749	(567)	(38)	(65)	(42,660)	—
Business segment results	**$506,113**	**$ 58,248**	**$ 216,955**	**$1,261,175**	**$(15,973)**	**$(11,137)**	**$(186,558)**	**$(50,716)**	**$ (18,739)**
Eliminations and other	—	(58,248)	(64,480)	(411,498)	(244)	(317)	8,166	43,884	—
Consolidated results	**$506,113**	**$ —**	**$ 152,475**	**$ 849,677**	**$(16,217)**	**$(11,454)**	**$(178,392)**	**$ (6,832)**	**$ (18,739)**

	Year ended December 31, 2010								
	Operating revenue from external customers	Intersegment revenue	Operating income/ (loss)	Identifiable assets	Capital expenditures	Depreciation and amortization	Amortization of programming rights	Amortization of sublicensing rights	Impairment loss
CTC Network	$388,284	$ 1,375	$ 179,730	$ 816,844	$(20,069)	$ (1,268)	$(171,498)	$ (6,985)	$ —
Domashny Network	65,917	51	17,749	54,412	(224)	(869)	(32,660)		—
DTV Network	47,134	12	4,880	180,416	(3,486)	(2,712)	(27,642)	(203)	—
CTC Television Station Group	71,711	1,669	51,038	96,514	(3,126)	(2,225)	(301)	—	—
Domashny Television Station Group	10,561	2,245	3,473	54,556	(2,197)	(1,513)	—	—	—
DTV Television Station Group	3,809	22	(5,765)	117,369	(21)	(4,086)	—	—	—
CIS Group	12,570	20	(60)	22,583	(531)	(602)	(7,394)	—	—
Production Group	841	45,607	1,045	46,960	(46)	(138)	—	(41,250)	—
Business segment results	**$600,827**	**$ 51,001**	**$ 252,090**	**$1,389,654**	**$(29,700)**	**$(13,413)**	**$(239,495)**	**$(48,438)**	**$ —**
Eliminations and other	458	(51,001)	(44,972)	(390,194)	(212)	(323)	7,578	41,325	—
Consolidated results	**$601,285**	**$ —**	**$ 207,118**	**$ 999,460**	**$(29,912)**	**$(13,736)**	**$(231,917)**	**$ (7,113)**	**$ —**

(in thousands of US dollars, except share and per share data)

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:

	For the three months ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Operating revenue	$104,778	$113,894	$106,935	$180,507
Operating income	36,583	43,829	35,343	36,720
Net income attributable to CTC Media, Inc. stockholders	23,312	30,335	25,855	20,887
Net income (loss) per share attributable to CTC Media, Inc. stockholders—basic	$ 0.15	$ 0.20	$ 0.17	$ 0.14
Net income (loss) per share attributable to CTC Media, Inc. stockholders—diluted	$ 0.15	$ 0.19	$ 0.16	$ 0.13

	For the three months ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Operating revenue	$123,200	$130,499	$125,265	$222,321
Operating income	36,276	32,809	37,257	100,776
Net income attributable to CTC Media, Inc. stockholders	25,199	20,904	24,299	75,329
Net income per share attributable to CTC Media, Inc. stockholders—basic	$ 0.16	$ 0.13	$ 0.16	$ 0.48
Net income per share attributable to CTC Media, Inc. stockholders—diluted	$ 0.16	$ 0.13	$ 0.16	$ 0.48

The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to the changes in the average number of common shares outstanding.

18. SUBSEQUENT EVENTS

In January 2011, options to purchase 10,075 shares of common stock were exercised at average exercise price of $16.31.

On February 16, 2011, the Compensation Committee of the Company's Board, under authority delegated by the Board, approved additional grants of options to purchase 580,000 shares of common stock to the Company's management under the 2009 Stock Incentive plan. The exercise price per share was established as $22.32 (which was the closing price as of February 16, 2011).

Also, on February 16, 2011, the Compensation Committee of the Company's Board, under authority delegated by the Board, approved the performance criteria for the 2011 performance-based sub-tranche in respect of stock options awarded under 2009 Stock Incentive plan.

On February 28, 2011 the Company completed the acquisition of a regional station broadcasting in Tomsk, for cash consideration of $4,500.

18. SUBSEQUENT EVENTS (Continued)

On February 28, 2011, Company's Board declared a dividend of $0.16 per outstanding share of common stock, or approximately $25,000 in total. The record date is March 1, 2011 and the payment date is March 31, 2011.

EXHIBIT INDEX

Exhibit No.	Description	Form on which Originally Filed	Original Exhibit Number	Original Filing Date with SEC	SEC File Number
3.4	Restated Certificate of Incorporation of CTC Media	S-1	3.4	April 11, 2006	333-132228
3.7	Amended and Restated Bylaws of CTC Media	10-K	3.7	March 2, 2009	000-52003
4.1	Specimen Certificate evidencing shares of common stock	S-1	4.1	May 12, 2006	333-132228
10.2++	1997 Stock Option/Stock Issuance Plan	S-1	10.2	March 6, 2006	333-132228
10.16.1++	Employment Contract, dated May 10, 2006 by and between OOO Marathon-TV (CTC Moscow) and Sergey Petrov	S-1	10.16.1	May 12, 2006	333-132228
10.16.2++	Employment Contact, dated May 10, 2006 by and between ZAO CTC Region and Sergey Petrov	S-1	10.16.2	May 12, 2006	333-132228
10.39	Form of Stockholders Agreement dated May 12, 2006 by and among CTC Media, MTG Broadcasting AB, Alfa Capital Holdings (Cyprus) Ltd, Cavendish Nominees and Sector Investment Holding Company Limited	S-1	10.39	May 12, 2006	333-132228
10.39.1	Amendment Agreement dated as of November 5, 2008 by and among CTC Media, MTG Russia AB and Alfa CTC Holdings Limited, amending the Stockholders Agreement dated as of May 12, 2006	8-K	10.1	November 12, 2008	000-52003
10.39.2	Second Amendment Agreement dated as of June 10, 2010 by and among the Company, MTG Russia AB and Alfa CTC Holdings Limited, amending the Stockholders' Agreement dated as of May 12, 2006, as amended by the Amendment Agreement dated as of November 5, 2008	8-K	10.1	June 11, 2010	000-52003
10.40	Form of Registration Rights Agreement, dated May 1, 2006 by and among CTC Media and certain of its stockholders	S-1	10.40	May 1, 2006	333-132228
10.41++	Form of indemnification agreement between CTC Media and each of its directors and executive officers	S-1	10.41	March 6, 2006	333-132228
10.43	Form of Registration Rights Agreement between CTC and certain of its stockholders	S-1	10.43	April 11, 2006	333-132228
10.49++	Notice of Grant of Stock Option dated July 19, 2006 to Sergey Petrov (Non-Statutory Stock Option) and related Stock Option Agreement	10-Q	10.49	July 31, 2006	000-52003
10.64.1+	Amended and Restated Share Purchase Agreement dated as of April 29, 2008 in respect of Costafilm Limited Local Corporation	10-Q	10.64.1	April 30, 2008	000-52003

Exhibit No.	Description	Form on which Originally Filed	Original Exhibit Number	Original Filing Date with SEC	SEC File Number
10.64.2	Amendment No. 1 dated as July 28, 2008 to Amended and Restated Share Purchase Agreement dated as of April 29, 2008 in respect of Costafilm Limited Local Corporation	10-Q	10.64.2	July 30, 2008	000-52003
10.65++	Employment Agreement, dated May 2, 2007, by and between CTC Media and Viacheslav Sinadski	10-K	10.65	February 29, 2008	000-52003
10.66++	Notice of Grant of Stock Option dated May 2, 2007 to Viacheslav Sinadski (Non-Statutory Stock Option) and related Stock Option Agreement	10-K	10.66	February 29, 2008	000-52003
10.67++	Employment Agreement, effective as of December 10, 2007, by and between CTC Media and Boris Podolsky	10-K	10.67	February 29, 2008	000-52003
10.68++	Notice of Grant of Stock Option dated December 10, 2007 to Boris Podolsky (Non-Statutory Stock Option) and related Stock Option Agreement	10-K	10.68	February 29, 2008	000-52003
10.69++	Employment Agreement, dated November 7, 2006, by and between CTC Media and Anna Poutko (as supplemented)	10-K	10.69	February 29, 2008	000-52003
10.70++	Notice of Grant of Stock Option dated December 6, 2007 to Anna Poutko (Non-Statutory Stock Option) and related Stock Option Agreement	10-K	10.70	February 29, 2008	000-52003
10.78++	Employment Agreement dated as of November 7, 2008 by and between Anton Kudryashov and CTC Media, Inc.	8-K/A	10.3	November 12, 2008	000-52003
10.79.1++	Amended and Restated Stock Option Agreement dated as of August 24, 2009 between CTC Media, Inc. and Anton Kudryashov	10-Q	10.3	November 5, 2009	000-52003
10.79.2++	Second Amended and Restated Stock Option Agreement dated as of April 22, 2010 between CTC Media, Inc. and Anton Kudryashov	10-Q	10.2	August 5, 2010	000-52003
10.87++	Form of Notice of Option Grant under the 2009 Stock Incentive Plan (with schedule of optionholders)	10-K	10.87	March 1, 2010	000-52003
10.88++	Form of Notice of Option Grant to Viacheslav Murugov under the 2009 Stock Incentive Plan	10-K	10.88	March 1, 2010	000-52003
10.89++	Form of Equity-Based Incentive Award Agreement	10-Q	10.89	August 5, 2010	000-52003
10.90	Supplemental Termination Agreement between Closed Joint Stock Company "CTC Network" and Closed Joint Stock Company "Company TSV" (Video International Group) dated as of September 1, 2010	8-K	99.1	September 1, 2010	000-52003

Exhibit No.	Description	Form on which Originally Filed	Original Exhibit Number	Original Filing Date with SEC	SEC File Number
10.91	Agreement between Closed Joint Stock Company "EvereST-S" (the "CTC Sales House") and Closed Joint Stock Company "Company TSV", a member of the Video International group, dated as of November 11, 2010 (English translation)	Filed herewith			
10.91.1	Additional Agreement #1 dated December 28, 2010 to Agreement between Closed Joint Stock Company "EvereST-S" (the "CTC Sales House") and Closed Joint Stock Company "Company TSV", a member of the Video International group, dated as of November 11, 2010 (English translation)	Filed herewith			
10.92	Form of agency agreements between CTC Media's owned-and-operated regional stations and local subsidiaries of Video International (English translation)	Filed herewith			
10.93	Lease Agreement for Property at Leningradsky Prospect 31A, Building 1, Moscow, Russia, by and between Closed Joint Stock Company "CTC Network" (the "Lessee"), and Open Joint Stock Company "MonArch" dated as of December 30, 2010 (English language summary**)	Filed herewith			
10.93.1	Lease Agreement for Property at Leningradsky Prospect 31A, Building 1, Moscow, Russia, by and between Closed Joint Stock Company "CTC Network" (the "Lessee"), and an individual, dated as of December 30, 2010 (English language summary**)	Filed herewith			
14.1	Code of Business Conduct and Ethics	10-K	14.1	March 1, 2007	000-52003
21.1	Subsidiaries of CTC Media	Filed herewith			
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith			
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith			
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith			
32.1	Section 1350 Certification of Chief Executive Officer	Filed herewith			
32.2	Section 1350 Certification of Chief Financial Officer	Filed herewith			
101.INS*	XBRL Instance Document				
101.SCH*	XBRL Taxonomy Extension Schema Document				
101.CAL*	XBRL Taxonomy Calculation Linkbase Document				
101.LAB*	XBRL Taxonomy Label Linkbase Document				

Exhibit No.	Description	Form on which Originally Filed	Original Exhibit Number	Original Filing Date with SEC	SEC File Number
101.PRE*	XBRL Taxonomy Presentation Linkbase Document				
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document				
101.REF*	XBRL Taxonomy Reference Linkbase Document				

\+ Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

++ Indicates a management contract or any compensatory plan, contract or arrangement.

* submitted electronically herewith.

** The registrant will provide a copy of the original Russian-language document to the SEC staff upon request.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2009 and 2010, (ii) Consolidated Statements of Income (Loss) for the years ended December 31, 2008, 2009 and 2010, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010, (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2008, 2009 and 2010, (v) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2008, 2009 and 2010 and (vi) Notes to Consolidated Financial Statements.

In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with US GAAP, the Company uses the following non-GAAP financial measures: OIBDA and OIBDA margin. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP.

The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its recurring core business operating results. These metrics are used by management to further its understanding of the Company's operating performance in the ordinary, ongoing and customary course of operations. The Company also believes that these metrics provide investors and equity analysts with a useful basis for analyzing operating performance against historical data and the results of comparable companies.

OIBDA and OIBDA margin. OIBDA is defined as operating income before depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights). OIBDA margin is defined as OIBDA divided by total operating revenues. The most directly comparable GAAP measures to OIBDA and OIBDA margin are operating income and operating income margin, respectively. Unlike operating income, OIBDA excludes depreciation and amortization, other than amortization of programming rights and sublicensing rights. The purchase of programming rights is the Company's most significant expenditure that enables it to generate revenues, and OIBDA includes the impact of the amortization of these rights. Expenditures for capital items such as property, plant and equipment have a materially less significant impact on the Company's ability to generate revenues. For this reason, the Company excludes the related depreciation expense for these items from OIBDA. Moreover, a significant portion of the Company's intangible assets were acquired in business acquisitions. The amortization of intangible assets is therefore also excluded from OIBDA.

Reconciliation of Consolidated OIBDA to Consolidated Operating Income

	Year ended December 31, 2010
	(in thousands of US dollars)
OIBDA	**$220,854**
Depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights)	(13,736)
Operating income	**$207,118**

Reconciliation of Consolidated OIBDA Margin to Consolidated Operating Income Margin

	Year ended December 31, 2010
OIBDA margin	36.7%
Depreciation and amortization (exclusive of amortization of programming rights and sublicensing rights) as a percentage of total operating revenues	(2.3)%
Operating income margin	34.4%

Corporate Information

Board of Directors

Hans-Holger Albrecht, Co-Chairman
President and Chief Executive Officer
Modern Times Group MTG AB

Peter Aven, Co-Chairman
President
Alfa Bank

Tamjid Basunia
Partner (retired)
PricewaterhouseCoopers L.L.P.

Charles Burdick
Chief Executive Officer and Chairman
Comverse Technology, Inc.

Irina Gofman
Chief Executive Officer
MTG Russia and CIS

Elena Grechina
Senior Vice President
Alfa Bank

Mathias Hermansson
Chief Financial Officer
Modern Times Group MTG AB

Werner Klatten
Vice Chairman of the Supervisory Board
Constantin Medien AG

Oleg Sysuev
First Deputy Chairman
Alfa Bank

Management

Anton Kudryashov
Chief Executive Officer

Boris Podolsky
Chief Financial Officer

Viacheslav Murugov
Chief Content Officer

Viacheslav Sinadski
Chief Strategy Officer

Sergey Petrov
Chief Infrastructure Officer

Natalia Albrekht
Chief of Organizational Development,
HR and Administration

Stockholder Information

Corporate Headquarters
CTC Media, Inc.
31A Leningradsky Prospekt, Building 1
Moscow, 125284 Russia
+7 495-785-6347

Outside Counsel
Wilmer Cutler Pickering Hale and Dorr LLP
London, England

Independent Auditors
Ernst & Young LLC
Moscow, Russia

Stock Listing
NASDAQ Global Select Market
Symbol: CTCM

Transfer Agent
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
Telephone: +1 781-575-2000
Fax: +1 781-575-2549
www.computershare.com

Stockholders may also direct inquiries to:
Ekaterina Ostrova
Director, Investor Relations
CTC Media, Inc.
31A Leningradsky Prospekt, Building 1
Moscow, 125284 Russia
+7 495-783-3650

Annual Meeting of Stockholders
April 28, 2011
2:00 p.m., local time
The Offices of WilmerHale
Alder Castle
10 Noble Street
London
United Kingdom

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